Exhibit 99.1

JOHANNESBURG,  19 February 2020:  Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SSW & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2019, and reviewed condensed consolidated provisional financial statements for the year ended 31 December 2019.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2019

•	Continued improvement in Group safe production including zero fatalities at SA gold operations (+10 million fatality free shifts)
•	44% increase in revenue to R73 billion (US$5.0 billion) and R432 million profit for 2019 (loss of R2.5 billion (US$191 million for 2018)
•	79% increase in adjusted EBITDA to record R14,956 million (US$1,034 million)
•	Business significantly de-risked – ND:adjusted EBITDA reduced to 1.25x (from 2.5x at end 2018), well below debt covenants
•	Solid operational recovery in H2 2019 following strike and other operational disruptions in H1 2019
•	Successful Integration and restructuring at the Marikana operation – R1.2 billion of annualised synergies by end 2020 (64% higher than forecast)

US dollar								SA Rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2018	Dec 2019	Dec 2018	Jun 2019	Dec 2019		KEY STATISTICS		Dec 2019	Jun 2019	Dec 2018	Dec 2019	Dec 2018
						UNITED STATES (US) OPERATIONS
						PGM operations[1,2]
592,608	593,974	298,649	284,773	309,202	oz	2E PGM[2] production	kg	9,617	8,857	9,289	18,475	18,432
686,592	853,130	326,346	421,450	431,681	oz	PGM recycling[1]	kg	13,427	13,109	10,151	26,535	21,355
1,007	1,403	1,016	1,285	1,508	US$/2Eoz	Average basket price	R/2Eoz	22,150	18,247	14,407	20,287	13,337
313.6	504.2	160.3	208.3	295.9	US$m	Adjusted EBITDA[3]	Rm	4,332.5	2,958.4	2,264.5	7,290.9	4,151.9
26	27	27	26	28%		Adjusted EBITDA margin[3]	%	28	26	27	27	26
677	784	701	772	795	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	11,678	10,965	9,929	11,337	8,994
						SOUTHERN AFRICA (SA) OPERATIONS
						PGM operations[2,5]
1,175,672	1,608,332	606,506	627,991	980,343	oz	4E PGM[2] production	kg	30,492	19,533	18,864	50,025	36,567
1,045	1,383	1,039	1,224	1,475	US$/4Eoz	Average basket price	R/4Eoz	21,671	17,377	14,729	19,994	13,838
217.6	608.3	136.3	143.8	464.5	US$m	Adjusted EBITDA[3]	Rm	6,753.2	2,043.0	1,880.7	8,796.2	2,881.8
19	32	22	33	32%		Adjusted EBITDA margin[3]	%	32	33	22	32	19
787	1,027	755	932	1,074	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	15,779	13,228	10,706	14,857	10,417
						Gold operations[5]
1,176,700	932,659	578,188	344,752	587,908	oz	Gold production	kg	18,286	10,723	17,984	29,009	36,600
1,259	1,395	1,212	1,308	1,432	US$/oz	Average gold price	R/kg	676,350	597,360	552,526	648,662	535,929
102.8	(67.0)	21.0	(207.0)	140.0	US$m	Adjusted EBITDA[3]	Rm	1,967.7	(2,937.1)	355.3	(969.4)	1,362.4
7	(5)	4	(49)	16%		Adjusted EBITDA margin[3]	%	16	(49)	4	(5)	7
1,309	1,544	1,308	1,904	1,347	US$/oz	All-in sustaining cost[4]	R/kg	636,405	869,141	596,100	717,966	557,530
						GROUP
(189.0)	4.5	(195.4)	(18.1)	22.6	US$m	Basic earnings	Rm	316.8	(254.7)	(2,576.3)	62.1	(2,499.6)
(1.3)	(69.7)	(9.5)	(89.0)	19.3	US$m	Headline earnings	Rm	254.9	(1,263.1)	(117.6)	(1,008.2)	(16.6)
632.0	1,034.3	315.6	141.9	892.4	US$m	Adjusted EBITDA[3]	Rm	12,937.5	2,018.5	4,473.8	14,956.0	8,369.4
13.24	14.46	14.18	14.20	14.69	R/US$	Average exchange rate
1

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace.

2

The Platinum Group  Metals (PGM) production in the SA Region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum  and palladium, referred to as 2E (2PGM)

3

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula.  For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11 of the condensed consolidated provisional financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

4	See “salient features and cost benchmarks – six months” for the definition of All-in sustaining cost
5

The SA PGM operations’ results for the six months and year ended 31 December 2019 include Marikana operations for the seven months since acquisition. The gold operations’ results for the six months and year ended 31 December 2018 include DRDGOLD for the five months since acquisitions

.

Stock data for the six months ended 31 December 2019		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share	R16.76 to R35.89
- at 31 December 2019	2,670,029,252	Average daily volume	21,383,382
- weighted average	2,670,029,252	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	81%	Price range per ADR	US$4.75 to US$9.93
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	4,153,448

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OF SIBANYE STILLWATER

The Group made significant progress delivering on all near-term strategic imperatives during the course of 2019, significantly de-risking the business and in the process establishing a solid base for the delivery of further value to stakeholders. Our strategic focus areas are shown in the diagram below.

Figure 1: Sibanye-Stillwater strategic focus areas

SAFE PRODUCTION

Most pleasing has been continued progress and improvement in safe production, with Group safety for 2019 improving from the fatalities which significantly affected our SA gold operations in H1 2018. On 27 January 2020, the SA gold operations achieved a significant milestone of 10 million fatality free shifts over a 17-month period. This is an unparalleled achievement in the history of our gold operations and in underground deep level mining. Milestones like these illustrate what can be achieved when all stakeholders work together and contribute constructively, and our appreciation goes to our employees, their union representatives and the Department of Minerals Resources and Energy for their invaluable assistance and input. Regrettably though, the Group suffered six fatalities during the year (all at the SA PGM operations). While this was a significant improvement from the 24 fatalities for 2018, our focus on safe production across the Group needs to continue if we are to prevent fatalities. The implementation of longer-term safety and cultural interventions is a strategic priority and we will strive to promote meaningful engagement with all our stakeholders as part of the safety improvement journey and in the further development of our safety culture.

ENVIRONMENTAL SOCIAL AND GOVERNANCE (ESG) STRATEGY

Our ESG strategy has been formalised as a core pillar of the Group strategy. There is no doubt that increasingly exacting ESG expectations will shape the way the industry operates over the foreseeable future. A cohesive and integrated approach to management of ESG across the Group has been structured to meet the performance standards expected by our stakeholders.

The ESG strategy is consistent with the holistic and inclusive approach to business which we have followed since the inception of the Group. This is epitomised in our purpose: “Our mining improves lives”, which is fundamental to the way we do business and drives our decision making. We care about safe production, our stakeholders, our environment, our company and our future and we will continually strive to improve lives through our mining.

We have also committed to aligning our business practices and procedures with the best and most appropriate guiding principles in the industry. Progress has been made towards securing International Council on Mining and Metals (ICMM) membership in that the assurance and review by an Independent Expert Review Panel has been completed. Final ratification to become an ICMM member is expected on 25 February 2020.  It is planned to assure conformance to the responsible gold mining principles of the World Gold Council’s “Responsible Gold Mining Principles” during H2 2020. Evaluation under “Together for Sustainability” (TfS) has been completed for the Marikana operation and assurance of the Kroondal and Rustenburg operations is planned by the end of 2020.  The “Initiative for Responsible Mining Assurance” (IRMA) self-assessment has been completed at our US PGM operations.  We have in addition been recognised in respect of our standing on climate change disclosure, environmental responsibility, gender equity, responsible business and safety through our inclusion in responsible investment indices and receipt of awards.

The public disclosure of our sustainable development performance is guided by responsible mining principles and is done in line with the Global Reporting Initiative requirements (GRI). It provides formal demonstration of our ESG credentials and represents essential positioning among the world’s leading mining companies.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       2

We not only aspire to produce our products responsibly and to improve lives through our mining activities, but we also improve lives through the metals we produce. This particularly applies to our PGMs playing a critical role in environmental management and combatting climate change due to their unique chemical and physical properties. PGMs are essential components of many industrial applications that are critical to combatting climate change – clean air technology (catalysts), renewable energy (wind turbines), and future energy solutions (fuel cells) - and will therefore continue to play a critical role in the ongoing development of the global hydrogen economy.

As a relatively new participant in the global mining industry we continue to develop our ESG strategy and approach. Our rapid and transformative acquisitive growth means that we have had to and are still incorporating disparate operations with different cultures and ways of operating. We are on a journey. While we are by no means perfect or where we want to be, we can and will meet the performance expectations of all of our stakeholders.

OPERATING SUMMARY

The Group operating performance for the year ended 31 December 2019 was solid, with the operational issues that affected H1 2019, largely addressed by the end of the year.

SA PGM operations

The consistent operational delivery from the SA PGM operations continued, despite the integration and restructuring of the Marikana operation, the PGM wage negotiations, and the impact of load shedding towards the end of the year. 4E PGM production of 1,608,332 4Eoz (including the Marikana operation for seven months since acquisition), was 37% higher year-on-year, with 4E PGM production (excluding the Marikana operation) of 1,100,734 4Eoz above the upper end of annual guidance.

Following a detailed three-month review of the Marikana operation, a proposed restructuring to create an operating foot-print with a more sustainable cost structure, was announced in September 2019. Mandatory consultations with affected stakeholders in terms of Section 189A (S189) of the Labour Relations Act, 66 of 1995 (LRA) were successfully concluded in early December 2019, with the consequent restructuring effected by early January 2020 without any related operational disruption. Approximately 3,195 jobs were retained as a result of the operational review and S189 consultations, with 1,924 employees exiting during the period. Three generation 1 shafts (East 1, West 1 and Hossy) have reached the end of their reserve lives, resulting in the necessary retrenchment of 1,142 employees and a 1,709 reduction in contractors.

Whilst integration of the service functions is ongoing, the initial estimate of R730 million in annual synergies is already proving to be conservative. Synergies achieved to date imply an annualised run rate of R1,200 million by the end of 2020, which is 64% higher than our initial estimates.

The enlarged SA PGM production base is extremely leveraged to the rand 4E basket price as was evident in the 230% increase in H2 2019 adjusted EBITDA to R6,753 million (US$465 million)compared with R2,043 million (US$144 million) for H1 2019 This was primarily driven by a 25% increase in the average rand 4E basket price and the inclusion of the Marikana operation for the period. The rand 4E basket price in 2020 has already risen by a further 38%. The increase in the 4E basket price is supported by solid fundamentals, which, if sustained, implies a significantly stronger financial outlook for 2020.

US PGM operations

The US PGM operations reported 2E PGM production of 593,974 2Eoz which was in line with revised annual guidance. The operational issues which affected the East Boulder mine and Stillwater West mine during 2019 were successfully addressed during the remaining months in 2019, with both operations achieving normalised production run rates by year-end. Challenging ground conditions were encountered at Blitz during H2 2019, with fall of ground (FOG) conditions leading to orders from the US Mine Safety and Health Administration (MSHA) to suspend mining activities in specific areas, thereby restricting stope access and negatively impacting productivity. The adoption of special ground control measures temporarily impaired advance rates and resulted in reduced stope flexibility. Significant progress has been made on redesigning appropriate support in these areas. Concentrated development activities on the ramp system in the Blitz project area also resulted in increased diesel particulate matter (DPM) emissions beyond the capabilities of installed ventilation in certain development areas, which further impacted output.

While the ground control and DPM challenges have largely been addressed, production and advance rates remain behind plan, delaying the planned production build-up at Blitz by approximately eight months. With the ramp up commencing in Q4 2020, the Fill the Mill (FTM) project remains on track to deliver 40,000 2Eoz per annum. At spot prices, the project is expected to yield an NPV in excess of US$400m.

The 53% increase in the palladium price during 2019 to US$1,916/2Eoz, drove a 38% increase in the average 2E PGM basket price for 2019 to US$1,403/2Eoz (palladium comprises 78% of the 2E basket price, with platinum comprising 22%). As a result, adjusted EBITDA from the US PGM operations increased by 61% year-on-year to US$504 million. The 2E PGM basket price has risen a further 24% during 2020 to over US$2,100/2Eoz, which combined with the forecast increase in 2E PGM production to between 660,000 2Eoz and 700,000 2Eoz, suggests significantly stronger financial delivery for 2020.

SA gold operations

The SA gold operations produced 29,009kg (932,659oz) (Including DRDGOLD) for 2019 and 23,427kg (753,194oz) (excluding DRDGOLD) for 2019. Normalised production run rates for the reduced operating footprint at the SA gold operations were achieved during Q4 2019, following the conclusion of the AMCU strike in April 2019 and a steady production build-up.

The safe production build-up at the West Rand operations, was hampered by heightened levels of seismicity, as ground stresses which accumulated during the five month strike were released, significantly affecting several high grade areas at the Kloof operation in particular. Nonetheless, the operating and financial performance for H2 2019 was significantly better than H1 2019, with production increasing by 71% to18,268kg (587,908oz) and AISC declining by 27% to R636,405/kg (US$1,347/oz).

Due to the improved operating performance and a 22% increase in the average rand gold price received of R676,350/kg (US$1,432/oz) for H2 2019 relative to the comparable period in 2018, the SA gold operations returned to profitability in H2 2019.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       3

Adjusted EBITDA of R1,968 million (US$140 million) for H2 2019 partly offset the R2,937 million (US$207 million) strike related adjusted EBITDA loss from H1 2019, resulting in an adjusted EBIDA loss for 2019 of R969 million (US$67 million). As with the SA PGM operations, the SA gold operations are significantly leveraged to the rand gold price, which has risen by a further 10% to R757,500/oz (US$1,580/oz) year to date. If maintained, this will significantly improve the profitability of the SA gold operations in 2020.

DRDGOLD performed strongly during 2019, benefitting from higher volumes of high-grade surface material from the Driefontein surface facilities, to produce 5,582kg (179,465oz) of gold at an AISC of R514,932kg (US$1,108/oz) yielding adjusted EBITDA of R854 million (US$59 million) for 2019. On 8 January 2020, Sibanye-Stillwater exercised the option to increase its investment holding in DRDGOLD to 50.1% for a cash consideration of R1 billion. This investment has already yielded significant value uplift, with DRDGOLD’s current price of R9.50 per share relative to the discounted subscription price paid of R6.46 per share, equivalent to a 47% return on investment (a R511 million gain).  This increased investment in DRDGOLD follows an initial 38.05% stake, attained in 2018 through the vending of selected West Rand surface gold processing assets and tailings storage facilities (TSFs) into DRDGOLD for equity. The transaction successfully unlocked value in un-utilised surface infrastructure and TSFs at the SA gold operations, which had no value attributed to them by the market. The 50.1% investment in DRDGOLD is currently worth approximately R4.1 billion, with attributable dividends to date of R52m (Aug 2019) and R108m (Feb 2020) having been declared by DRDGOLD.

LABOUR RELATIONS

The strike at the SA Gold operations which was initiated by the Association of Mineworkers and Construction Union (AMCU) in November 2018, lasted approximately five months before it was resolved in April 2019. The agreed settlement was in Sibanye-Stillwater’s favour, with AMCU accepting the same three-year agreement on the same terms that had been agreed with the other unions six-months earlier. While the financial impact of the AMCU strike was significant, we have consistently maintained that absorbing the strike impact was necessary for us to re-establish respectful and more co-operative relations with AMCU.

We remain convinced that the firm stance we adopted was appropriate and necessary, with the losses incurred at the SA gold operations, fully justified by closing the Lonmin transaction with no further objections to the transaction by AMCU and notably more constructive labour engagements achieved at the SA PGM operations during H2 2019. Several key outcomes during the period have set the SA PGM operations up for sustained stability and success:

•

despite the concerns of many market commentators, the wage negotiations at Rustenburg and Marikana were concluded without any industrial unrest resulting in a three-year deal on significantly more favorable terms than our industry peers, which will enhance the competitiveness and sustainability of the SA PGM operations

•	Necessary restructuring at the Marikana operation was also concluded without any industrial action during the four-month process, ensuring the long-term sustainability of the operation
•	Integration of the Marikana operations into the Sibanye-Stillwater operating model and approach has proceeded smoothly, with managers now having assumed their rightful roles to manage the business

The significant increase in the profitability of the SA PGM operations for H2 2019 is further testament to the appropriateness of the decisions and position adopted during the SA gold operations strike. The current three-year wage agreements have secured a period of stability at both the SA gold and the SA PGM operations, which will facilitate the optimisation of the operations and enable significant generation of value from these operations for the benefit of all stakeholders.

FINANCIAL SUMMARY

The financial results for 2019 were significantly improved relative to 2018, despite strike related losses incurred during H1 2019 at the SA gold operations.

Group revenue increased by 44% year-on-year to R72,925 million (US$5,043 million), driven by rising precious metals prices and an improving or steady operating performance across the Group during 2019, as well the inclusion of the Marikana operations from June 2019, boosting Group adjusted EBITDA for 2019 by 79% year-on-year to R14,956 million (US$1,034 million).

The year in review was a tale of two halves, with the financial performance in H2 2019 in stark contrast to H1 2019, which was significantly impacted by strike action at the SA gold operations and other operational disruptions. Revenue for H2 2019 of R49,390 million (US$3,386 million) increased by 110% from R23,535 million (US$1,657 million) for H1 2019 and 85% from R26,746 million (US$1,884 million) for H2 2018. Adjusted EBITDA for H2 2019 of R12,938 million (US$892 million) was 541% higher than adjusted EBITDA of R2,018 million (US$142 million) for H1 2019 and 189% higher than for the comparable period in 2018 (R4,474 million (US$316 million)).

Group profit of R433 million (US$30 million) for 2019, improved significantly from a loss of R2,521 million (US$191 million) for 2018,  with H2 2019 profit of R604 million (US$42 million) offsetting the H1 2019 loss of R171 million (US$12 million). Group profit was affected by various non-recurring and/or non-cash items, the most prominent for 2019 being a R1,103 million (US$77 million) gain on acquisition of Lonmin Plc (Marikana operations), a R1,567 million (US$110 million) deferred tax credit recognised by the US PGM operations and recognition of a R3,912 million (US$271 million) fair value loss on the US$ convertible bonds, following the 258% increase in the Sibanye-Stillwater share price during 2019, resulting in the bonds trading well above par value.

Normalised earnings which are more reflective of operational earnings, increased by R3,797 million (US$263 million), to R2,360 million (US$163 million) from a R1,437 million (US$109million) loss in 2018. The financial performance for H2 2019 was again significantly improved relative to H1 2019, with normalised earnings of R4,471 million (US$ 304 million) for H2 2019, R6,582 million higher than the R2,111 million normalized loss for H1 2019.

As a result of the strong operating and financial performance achieved in H2 2019, progress on deleveraging the balance sheet has accelerated. Proforma net debt:adjusted EBITDA (ND:adjusted EBITDA) reduced from 2.5x at 30 June 2019 to 1.25x at year end, well below existing debt covenants and our 1.8x target for the 2019 year-end. Group leverage should continue to decline naturally over the next two quarters as the adjusted EBITDA from Q1 and Q2 2019, which were negatively impacted by the five-month strike at the SA gold operations and the change from a Purchase of Concentrate (PoC) to toll processing arrangement with Anglo American Platinum, fall out of the rolling total. If the run rate that has been achieved over H2 2019 is sustained, our net debt to EBITDA ratio should fall below 1.0x by mid-year. This is without considering the effects of reductions in net debt that should be achieved through application of free cash generated to repaying debt.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       4

We are now highly confident about sustained deleveraging of the company’s balance sheet. Moreover, with the balance sheet further de-risked, we are well positioned to resume cash dividends during 2020 based on the current deleveraging trajectory and subject to current commodity prices.

*  Normalised earnings excludes gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate

INTERNAL RESTRUCTURING AND NAME CHANGE

Pursuant to the scheme of arrangement (the “Scheme”) as approved by shareholders, which will be implemented on 24 February 2020, the underlying business of Sibanye Gold Limited will trade under Sibanye Stillwater Limited from the commencement of business today 19 February 2020, with Sibanye Gold Limited to be delisted and become a wholly owned subsidiary of Sibanye Stillwater Limited, which  will trade under the ticker symbol SSW on the JSE from the implementation date, and the ADR on the NYSE under the ticker symbol SBSW.

The Scheme was proposed to create a more efficient corporate structure whereby the gold and PGM portfolios are each held within their own distinct legal entities and to facilitate the Group’s growth strategy by reorganising the Group’s existing operations.

Sibanye Gold Limited continues to hold the Kloof, Driefontein and Beatrix Operations directly and Sibanye Stillwater Limited will serve as the holding company of the Group.

OUTLOOK

A meaningful recovery in mined 2E PGM production from the US PGM operations is forecast in 2020. Mined 2E PGM production of between 660,000 2Eoz and 700,000 2Eoz is expected, with unit AISC forecast between US$785 – US$820 per 2E ounce. Guided AISC increases are largely attributed to increased capital expenditure and higher royalties and taxes due to the significant increase in the 2E PGM basket price, which currently accounts for some US$60/2Eoz of the AISC increase. Capital expenditure of between US$260 million and US$280 million is forecast. Approximately 60% of this anticipated spend is growth capital in nature, including expenditure on FTM.

Positive basket price momentum has continued into 2020, with the current spot 2E PGM basket price exceeding US$2,150/oz, 53% higher than the average realised 2E PGM basket of US$1,403 in 2019, and 180% higher than the Stillwater acquisition price of US$770/2Eoz. This bodes well for operating margins, adjusted EBITDA and underlying cash flow generation from the US PGM operations in 2020.

The development of Blitz and FTM continues, and ten producing areas/stopes are expected to be commissioned at Blitz by the end of 2022, adding an expected 300koz (2E) of annual production from 2022 onwards. FTM is forecast to add 40koz (2E) of annual 2E PGM production with the build-up commencing in late 2020. FTM involves an incremental expansion of mining and certain support facilities at the East Boulder Mine and Columbus Metallurgical Complex.

4E PGM production from the SA PGM operations for 2020 is forecast at between 1,700,000 4Eoz and 1,850,000 4Eoz with AISC between R16,100/4Eoz and R16,800/4Eoz (US$1,108/4Eoz and US$1,160/4Eoz). Forecast 4E PGM production from the SA operations (excluding Marikana) of between 1,000,000 4Eoz and 1,100,000 4Eoz is consistent with 2019, with AISC between R15,700/4Eoz (US$1,082/4Eoz) and R16,500/4Eoz (US$1,100/4Eoz) and capital expenditure forecast at R1,451 million (US$100 million). 4E PGM production from the Marikana operation is forecast at between 700,000 4Eoz and 750,000 4Eoz, with AISC between R16,600/4Eoz (US$1,145/4Eoz) and R17,300/4Eoz (US$1,195/4Eoz). Higher royalties due to the sharp increase in spot 4E basket price and profitability add approximately R500/4Eoz (US$35/4Eoz) to AISC currently. Capital expenditure for the Marikana operations is forecast at R1,650 million (US$115 million).

Gold production from the SA gold operations for 2020 is forecast at between 29,000kg (932,000oz) and 31,000kg (997,000oz) with AISC between R635,000/kg and R675,000/kg (US$1,362/oz and US$1,437/oz). Capital expenditure is forecast at R3,340 million (US$230 million), with R235 million (US$16 million) of growth capital.

The dollar costs are based on an average exchange rate of R14.50/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       5

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

Safe PRODUCTION

There was a significant improvement in Group safe production in 2019, with the SA gold operations maintaining their 17 month fatal free run since 25 Aug 2018, achieving 10 million fatality free shifts on 26 January 2020 which is a record for the deep level mining industry. This is an admirable achievement considering that more than 30,000 employees are mining at depths extending to more than three km below surface. To put this achievement into context, our US PGM operations which employ approximately 1,700 people have been fatality free since October 2011 and in this time have achieved 2.6 million fatality free shifts.

Regrettably, the SA PGM operations recorded six fatalities during the year, a regression on the three fatalities for 2018. This included two fatalities experienced at the Marikana operation soon after the acquisition. The Board and management of Sibanye-Stillwater extend their sincere condolences to the family and friends of our fallen colleagues: Mr Madondana Manzenze, Mr Johannes Tumelo, Mr Sonwabo Bhani, Mr Zolile Booi, Mr Mauricio Chau and Mr Willem Rakgomo. Every effort is being made to address the causes of these incidents and ensure that they are not repeated.

US PGM operations

2019 mined 2E PGM production of 593,974 2Eoz was flat year on year, with All-In Sustaining Cost (AISC) of US$784/2Eoz, 16% higher than for FY2018. Although this cost performance was higher than original guidance, the AISC variance is primarily due to record PGM prices, which drives an increase in royalties and taxes - AISC increases by approximately US$5/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. As a result, the 37% increase in the average 2E PGM basket price for 2019 added approximately US$19/2Eoz to AISC.

Mined PGM production of 309,202 2Eoz for H2 2019, was 4% higher than for the comparable period in 2018. H2 2019 AISC of US$795/2Eoz was 13% higher than for H2 2018, with the majority of the increase due to higher taxes and royalties.H2 2019 production was impacted by falls of ground at Stillwater West and Blitz, and elevated DPM levels at Blitz and the East Boulder mine. Remediation efforts and the more challenging ground conditions affected advance rates and productivity during the H2 2019.  These efforts were largely complete at year end, with production from the East Boulder and Stillwater West mines having returned to normalised run rates. The challenges at Blitz have delayed the ramp up of production by approximately eight months with full production rates now expected in 2022 adding an expected 300,000 2Eoz of annual production from 2022 onwards.  The development of Blitz and FTM continues, and ten producing areas/stopes are expected to be commissioned at Blitz by the end of 2022. FTM is forecast to add 2E PGM production of 40,000 2Eoz per annum, with the production build-up commencing in late 2020. FTM involves an incremental expansion of mining and certain support facilities at the East Boulder Mine and Columbus Metallurgical Complex.

The Columbus Metallurgical Complex delivered record throughput of mined and recycled material for the six-months ended 31 December 2019. The Columbus Metallurgical Complex processed approximately 329,000oz 2Eoz of mined concentrate and 432,000 3Eoz of recycled material, a total increase of 19% versus H2 2018. During the period the recycling operation fed an average of 27.5 tonnes of material per day (tpd) (+35% versus H2 2018).

The average 2E PGM basket price of US$1,403/2Eoz for 2019 was 38% than for 2018, resulting in adjusted EBITDA increasing by 61% to US$504 million, despite flat year-on-year production and higher unit costs. The recycling operation contributed US$38 million of this total. For H2 2019, a 48% year-on-year increase in the 2E PGM basket price to US$1,508/2Eoz, resulted in adjusted EBITDA increasing by 85% to US$296 million, compared with US$160 million in H2 2018. The recycling operations contributed US$17 million (R248 million) of this total.

Capital expenditure for 2019 amounted to US$235 million, including US$141 million in growth capital incurred at Blitz and FTM. During the period, US$22 million was incurred on sustaining capital and US$72 million on ore reserve development.

SA PGM operations

The strong operating performance from the SA PGM operations continued in 2019. This was a notable accomplishment considering the ongoing integration and restructuring of the Marikana operation and the PGM wage negotiations during the period.

The incorporation of the Marikana operation from June 2019, resulted in annual 4E PGM production increasing by 37% year-on-year to 1,608,332 4Eoz. This was underpinned by consistent operational delivery from the Rustenburg, Kroondal and Mimosa operations, with 4E PGM production from these operations (excluding production from the Marikana operation), of 1,100,734 4Eoz, exceeding the upper limit of annual guidance.

Primarily due to the inclusion of the higher cost Marikana operation and an increase in processing costs at Rustenburg following the transition from a Purchase of Concentrate to a Toll processing arrangement, AISC for 2019 increased by 43% to R14,857/4Eoz (US$1,027/4Eoz). The additional cost impact of the Toll arrangement is more than off-set by significantly higher revenue under this arrangement, with the Rustenburg operations benefitting from exposure to the higher spot 4E basket price on 100% of 4E production, as opposed to the PoC arrangement, the terms of which resulted in a percentage of 4E metal in concentrate being ceded to cover processing costs. AISC was also impacted by a R195 million (US$13.5) increase in royalties following the significant increase (44%) in 4E basket price year-on-year to R19,994/4Eoz (US$1,383/4Eoz).

The leverage of the SA PGM operations to higher basket prices, as a result of the consistent operational performance, is illustrated by the significant increase in profitability, with the adjusted EBITDA margin increasing from 19% in 2018 to 32% in 2019, and adjusted EBITDA for 2019 increasing by 205% to R8,796 million (US$608 million), which was more than the adjusted EBITDA of the entire Group in FY2018

The 4E PGM production of 980,343oz for H2 2019, was 62% higher than for the comparable period in 2018, with AISC for H2 2019 of R15,779/4Eoz (US$1,074/4Eoz), 47% higher year-on-year. Approximately 77% of 2019 adjusted EBITDA was generated in H2 2019, with adjusted EBITDA of R6,753 million 260% higher than for the comparable period in 2018. H2 2019 adjusted EBITDA annualised of R13,506 million (US$919 million) is more than the total nominal acquisition cost of the three SA PGM acquisitions (R12,800 million).

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       6

Rhodium and palladium prices increased significantly during FY2019, driving the average 4E PGM basket price up by 45% for FY2019 relative to the previous year. The average 4E basket price for H2 2019 was 47% higher at R21,671/4Eoz (US$1,475/4Eoz) than for H2 2018. These metals respectively comprise approximately 9% and 31% of the 4E production prill split, but due to their relative price increase comprised 29% and 34% respectively of the 4E PGM revenue basket during H2 2019. The trajectory of these price increases steepened towards the end of H2 2019 and has continued into FY2020. At current spot prices, Rhodium comprises 43% of the SA PGM operations 4E PGM revenue basket and palladium 31%.

4E PGM production from the Rustenburg operation of 354,960 4Eoz was 11% lower than for H2 2018, due to among other things, to a planned reduction in surface production and a revised mass-pull strategy relating to the change to the Toll arrangement and safety related stoppages. AISC from the Rustenburg operations for H2 2019, increased by 36% year-on-year to R15,182/4Eoz (US$1,033/4Eoz), due to transition from the PoC to the higher cost Toll processing arrangement, compounded by lower production and a R75m million/R210/4Eoz increase in royalties and taxes.

The Kroondal operational performance was consistently strong, with 4E PGM production of 133,227 4Eoz for H2 2019, 1% lower than the comparable period in 2018.  Kroondal AISC of R11,288/4Eoz (US$768/4Eoz), was 18% higher than the comparable period in 2018, primarily due to a 49% increase in capital expenditure largely to replace belt infrastructure, a R8 million/R28/4Eoz increase in royalties and taxes due to increasing revenue and lower chrome prices, which impacted adversely on AISC.

The integration of the Marikana operation into the SA PGM operations remains on track. During the period under review Marikana produced 426,641 4Eoz and processed an additional 16,769 4Eoz from third parties under POC agreements. AISC of R17,718/4Eoz (US$1,206/4Eoz) for the period are likely to reduce as the cost benefits of the restructuring and closure of certain, higher cost generation 1 shafts become evident and as further cost synergies are realised. Higher royalties will impact on AISC in 2020.

H2 2019 chrome sales of 483,228 tonnes for the SA PGM operations, excluding Marikana, were significantly higher than the 404,560 tonnes sold in H2 2018 due to increased production of 25,000 tonnes as a result of operational efficiency improvements and improved logistics leading to a lower year end stockpile.  Chrome revenue was R670 million for H2 2019, higher than the H2 2018 chrome revenue of R625 million, despite the chrome price reducing from $166/tonne in H2 2018 to $142/tonne in H2 2019. Marikana realised chrome sales during the period of 804,000 tonnes contributing chrome revenue of R233 million.

Attributable 4E PGM production from Mimosa of 56,722 4Eoz was 9% lower than for H2 2018, due to a mill breakdown during H2 2019. Subsequent to the breakdown production has stabilized and Mimosa is performing steadily. AISC of R12,318/4Eoz (US$839/4Eoz) increased by 18% (in US$ terms) primarily due to the lower production.

SA gold operations

Total gold production from the SA gold operations for 2019 declined by 21% to 29,009kg (932,659oz) primarily due to the strike in H1 2019 and subsequent measured build-up in production and restructuring which resulted in a number of shafts closing or being placed on care and maintenance, partly offset by 3,037kg (97,642oz) of production from DRDGOLD, which is fully consolidated. Elevated AISC of R717,966/kg (US$1,544/oz) reflect the strike impact and reduced production volumes. Despite a much stronger performance in H2 2019, and a 21% increase year-on-year in the average received rand gold price to R648,662/kg (US$1,395/oz), an adjusted EBITDA loss of R2.9 billion incurred during the strike in H1 2019, resulted in an adjusted EBITDA loss for the year of R969 million (US$67 million). The gold price in 2020 to date has averaged approximately R730,000/kg (US$1,560/oz), 12% higher than for 2019, which support a return to profitability for the SA Gold operations during 2020.

Production for H2 2019  (excluding DRDGOLD) declined by 4% year-on-year to 15,249kg (490,266oz), primarily due to the ongoing build-up of production following the strike, elevated levels of seismic activity following the resumption of safe production after the five month strike with a fire at Kloof 4 shaft, most likely caused by illegal miners affecting production during the period. Seismic events at Kloof Lower, most likely related to the fire resulted in the temporary unavailability of some high grade panels. Load shedding during Q4 2019 was relatively well managed, with approximately 143kg (4,598oz) being lost. Primarily due to lower production volumes AISC for the SA gold operations (excluding DRDGOLD) for H2 2019 increased to R661,902/kg (US$1,401/oz). The significant fixed cost component (over 80% of operating costs) for the SA gold operations, makes costs very sensitive to production volume changes and as a result, unit costs such as AISC invariably increase with reductions in production volumes. The SA Gold operations reported adjusted EBITDA for H2 2019 of R2 billion (US$140 million), 454% higher than for the comparable period in 2018.

Capital expenditure (excluding DRDGOLD) was R96.3 million (US$7.0 million) higher than for the comparable period in 2018, primarily due to an increase in ORD to restore flexibility and enable normalised production levels after the strike period. Sustaining capital expenditure increased by R57 million (US$4.0 million) as a result of the Kloof 1 shaft/3 shaft, Kloof 4 shaft/7 shaft and Kloof 4 shaft/3 shaft integration projects gaining momentum.

The Kloof operation experienced the biggest decline in underground production, with production falling by 6% to 5,180kg (166,541oz). Increased levels of seismicity during the post-strike production build up and the underground fire at 4 Shaft, which prevented access to several high grade stoping areas, resulted in the yield reducing from 7.14g/t to 5.26g/t.  Kloof surface production of 833kg (26,782oz) was 30% lower than for H2 2018, due to depletion of higher grade surface reserves during H1 2019 when surface milling was accelerated to compensate for lower underground production during the strike. Some surface material from Kloof was toll treated at Driefontein no. 1 plant and the Ezulwini gold plant to utilize available milling capacity to compensate for the lower underground production. Lower gold production on the back of lower underground and surface grades was the primary factor driving a 39% increase in AISC to R718,014/kg (US$1,520/oz).

The shallower Beatrix operation was less affected by seismicity and other operational disruptions than the deeper West Rand operations during the post-strike production build up. Underground gold production for H2 2019 was 1% higher at 4,056kg (130,403oz) although surface production decreased by 53% to 66kg (2,122oz), as the higher grade surface reserves were depleted. AISC for H2 2019 increased by 4% to R558,558/kg (US$1,183/oz) due to a recovery in volumes after the strike had ended.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       7

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

FOR THE SIX MONTHS ENDED 31 DECEMBER 2019 (H2 2019) COMPARED WITH THE SIX MONTHS ENDED 31 DECEMBER 2018 (H2 2018)

Comparability of the SA rand results for the Group is distorted as the Stillwater operations’ results are translated to SA rand at the average exchange rate, which for H2 2019 was R14.69/US$ or 4% weaker than for H2 2018 of R14.18/US$. A direct comparison of Stillwater’s US dollar results, therefore, is also included.

Further to this, the consolidation of the Lonmin group’s (referred to as the Marikana operations) operating and financial results for the six months in H2 2019, acquired during June 2019 and the inclusion of DRDGOLD for the full six months in H2 2019 (compared with five months in H2 2018) skews the direct comparison with the financial results of the Group for the six months ended 31 December 2018.

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in millions - SA rand

	H2 2019	H2 2018	% change
Revenue	49,391	26,746	85
- US PGM operations	15,541	8,432	84
- SA PGM operations, excluding Marikana	11,521	8,365	38
- Marikana operations	9,819	-	100
- SA gold operations, excluding DRDGOLD	10,515	8,929	18
- DRDGOLD	2,111	1,047	102
- Group corporate[1]	(116)	(27)	(330)
Cost of sales, before amortisation and depreciation	(35,438)	(21,872)	62
- US PGM operations	(11,236)	(6,167)	82
- SA PGM operations, excluding Marikana	(6,860)	(6,380)	8
- Marikana operations	(7,220)	-	100
- SA gold operations, excluding DRDGOLD	(8,678)	(8,305)	4
- DRDGOLD	(1,444)	(1,020)	42
Net other cash costs	(1,015)	(400)	154
- US PGM operations	28	-	(100)
- SA PGM operations, excluding Marikana	(171)	(104)	64
- Marikana operations	(336)	-	100
- SA gold operations, excluding DRDGOLD	(513)	(305)	68
- DRDGOLD	(23)	9	356
Adjusted EBITDA	12,937	4,474	189
- US PGM operations	4,333	2,265	91
- SA PGM operations, excluding Marikana	4,490	1,881	139
- Marikana operations	2,263	-	100
- SA gold operations, excluding DRDGOLD	1,323	319	315
- DRDGOLD	644	36	1,689
- Group corporate[1]	(116)	(27)	(329)
Amortisation and depreciation	(4,289)	(3,519)	22
- US PGM operations	(1,193)	(1,210)	(1)
- SA PGM operations, excluding Marikana	(724)	(573)	26
- Marikana operations	(478)	-	100
- SA gold operations, excluding DRDGOLD	(1,810)	(1,678)	8
- DRDGOLD	(84)	(58)	45

1.	The streaming transaction is not recognised in the Stillwater segment (see note 16 of the provisional financial statements).

Revenue

Revenue increased by 85% to R49,391 million (US$ 3,386 million). Revenue excluding DRDGOLD and the Marikana operations increased by 46% to R37,461 million (US$2,550 million) from R25,698 million (US$1,812 million). Revenue from the US PGM operations increased by 84% to US$1,058 million (R15,541 million) due to a 48% higher average 2E basket price mainly as a result of increased palladium prices and an increase in recycling volumes. Revenue from the SA PGM operations, excluding the Marikana operations, increased by 38% to R11,521 million (US$784million) due to a 49% higher average 4E basket price mainly as a result of increased palladium and rhodium prices. Revenue from the SA gold operations excluding DRDGOLD increased by 18% to R10,515 million (US$716 million) mainly due to a higher gold price and a weaker rand exchange rate on translation. Revenue from DRDGOLD increased by 102% to R2,111 million (US$144 million) due to the higher gold price, inclusion of DRDGOLD for full six months and increased production volumes from the Far West Gold Recoveries tailings retreatment operation which commenced operation during April 2019.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 62% to R35,438 million (US$2,425 million). Cost of sales, before amortisation and depreciation excluding DRDGOLD and the Marikana operations increased by 28% to R26,774 million (US$1,823 million). Cost of sales, before amortisation and depreciation at the US PGM operations increased by 82% to US$765 million (R11,236 million) due to increased recycling volumes. Cost of sales, before amortisation and depreciation at the SA PGM operations, excluding the Marikana operations increased by 8% to R6,860 million (US$467 million) due to the transition to the Toll processing agreement. Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 4% to R8,678 million  (US$591 million) mainly due to the 6% increase in the underground tonnes processed compared to H2 2018. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 42% to R1,444 million (US$98 million) due to increased production on the Far West Gold Recoveries tailings retreatment operation which commenced operation during April 2019.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       8

Adjusted EBITDA

Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and CSI costs. Care and maintenance costs for H2 2019 were R283 million (US$19 million) at Cooke (H2 2018: R291 million (US$21 million)); R168 million (US$12 million) at Marikana (H2  2018: Rnil  (US$nil) and R10 million (US$1 million) at Burnstone (H2 2018: Rnil  (US$nil). Lease payments of R81 million (H2 2018: Rnil) is included in line with the debt covenant formula. Strike costs for H2 2019 were R27 million (US$2 million) (H2 2018: R32 million (US$2 million) and CSI costs were R91 million (US$6 million) (H2 2018: R38 million (US$3 million).

The adjusted EBITDA for both the US PGM and SA PGM operations has increased due to higher commodity prices. The significant increase in the adjusted EBITDA for the SA PGM operations was due to the inclusion of the Marikana operations which were acquired in June 2019. The adjusted EBITDA for the SA gold operations have increased due to a higher prevailing gold price coupled with the increased recovery in production post the five-month industrial action which commenced during H2 2018.

Adjusted EBITDA is shown in the graphs below:

Amortisation and depreciation

Amortisation and depreciation including DRDGOLD and the Marikana operations increased by 22% to R4,289 million (US$293 million). Amortisation and depreciation excluding DRDGOLD and the Marikana operations increased by 8% to R3,727 million (US$254 million). Amortisation and depreciation at the US PGM operations decreased by 1% to US$81 million (R1,193 million) due to higher mine production and partly offset by an increase in reserves on which the amortisation calculation is based. Amortisation and depreciation at the SA PGM operations excluding the Marikana operations increased by 26% to R724 million (US$49 million) due to an increase in production. Amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 8% to R1,810 million (US$123 million) due higher production in line with the ramp up post the end of the five month industrial action. Amortisation and depreciation at DRDGOLD increased by 45% to R84 million (US$6 million) due to production commencing during April 2019 on the Far West Gold Recoveries tailings retreatment operation.

Finance expense

	H2 2019	H2 2018	% change
Borrowings – interest	(768)	(772)	-
Borrowings – unwinding of amortised cost	(191)	(357)	46
Lease liabilities	(20)	-	(100)
Environmental rehabilitation obligation	(323)	(209)	(54)
Occupational healthcare obligation	(58)	(55)	(6)
Deferred Payment (related to the Rustenburg operations acquisition)	(89)	(100)	11
Deferred revenue (related to the streaming transaction)	(203)	(160)	(27)
Other	(79)	(98)	19
Finance expense	(1,731)	(1,751)	1

Finance expense decreased by R20 million (US$1 million) mainly due to a decrease in the unwinding of amortised cost on borrowings of R166 million (US$11 million) and a  decrease in interest on the deferred payment relating to the Rustenburg acquisition of R11 million (US$1 million), partly offset by an increase of R114 million (US$8 million) and R20 million (US$1 million) in the unwinding of the environmental rehabilitation obligation and lease liability interest, respectively.

Sibanye-Stillwater’s average outstanding gross debt, including the Marikana operations, excluding the Burnstone Debt and including the derivative financial instrument, was approximately 12% higher at R26.6 billion (US$1.9 billion) in H2 2019 compared with approximately R23.8 billion (US$ 1.6 billion) in H2 2018 mainly due to the R3,359 million fair value adjustment on the derivative portion of the convertible bond resulting from the higher prevailing Sibanye-Stillwater share price.

Gain/loss on financial instruments

The net loss on financial instruments of R5,480 million (US$378 million) for H2 2019 compared with the gain of R994 million (US$71 million) for H2 2018 represents an increase of R6,474 million (US$441 million). The net loss for H2 2019 included a fair value loss on the US$ Convertible Bond derivative financial instrument of R3,359 million (US$229 million), driven by the increase in the share price during 2019, which resulted in the convertible bonds trading well above par. In addition, the fair value loss on the Sibanye Rustenburg Platinum BEE share-based payment obligation (increase of R1,479 million (US$101 million)) and fair value loss on the revised cash flows of the deferred payment (increase of R875 million (US$60 million)) contributed to the increase in the loss on financial instruments. The increase in the fair value of these financial instruments is mainly due to higher long term PGM basket prices.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       9

Non-recurring items

Restructuring costs

Restructuring costs of R619 million (US$42 million) for H2 2019 relates to the S189 restructuring process at the Marikana operations.

Transaction costs

Transaction costs of R350 million (US$24 million) for H2 2019 included advisory and legal fees of R233 million (US$16 million) related to the Lonmin acquisition; advisory and legal fees of R30 million (US$2 million) related to the Sibanye Gold Limited internal restructuring; legal fees of R10 million (US$1 million) related to the Stillwater Mining Company dissenting shareholders claim and platinum jewellery membership costs of R10 million (US$1 million).

Mining and income tax

Current tax including DRGDOLD and the Marikana operations increased from a credit of R59 million (US$5 million) to R1,192 million (US$82 million) due to the increase in taxable mining income for the period at the US and SA PGM operations.

The deferred tax changed from an expense of R1,058 million (US$80 million) to a deferred tax credit R784 million (US$51 million), an increase of R1,842 million (US$125 million). During Q1 2019, the US PGM operations renegotiated its refining and certain sales agreements, resulting in the reversal of the Group deferred tax charge of R1,567 million (US$110 million) recognised in December 2018. The 2019 effective combined federal and state cash tax rates for the US segment are expected to be between 4.1% and 10%. The change of tax is a result of sales moving to a different tax jurisdiction.

The effective tax rate of 40% for H2 2019 was higher than the South African (SA) statutory company tax rate of 28% mainly due to the non-deductible loss on fair value of financial instruments. The effective tax (expense) rate of 62% for H2 2018 was higher than the SA statutory company tax rate of 28% mainly due to a significant deferred tax adjustment recognised in the period resulting from numerous tax reforms which affected the US PGM operations during that period.

Liquidity and capital resources

Free cash flow

Sibanye-Stillwater defines free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

	H2 2019	H1 2019	H2 2018
US PGM operations	3,451	281	106
SA PGM operations	2,286	440	441
SA gold operations	(4,932)	(564)	529
Group corporate and recycling	(389)	(187)	-

After net interest paid of R608 million (H2 2018: R676 million), net cash from other investing activities of R69 million (H2 2018: R699   million) and net loans repaid of R3,467 million (H2 2018: R4,702 million), cash at 31 December 2019 decreased to R5,619 million from R5,965 million at 30 June 2019 (H2 2018: cash at 31 December 2018 increased to R2,549 million from R2,100 million at 30 June 2018).

Mineral resources and mineral Reserves

On 18 February 2020, Sibanye-Stillwater reported an update of its Mineral Resources and Mineral Reserves at 31 December 2019.

•

Increase in the total Platinum Group Metals (PGM) Mineral Resources and a 20% increase in the Group's PGM related Mineral Reserves to 55.1Moz, primarily due to the inclusion of the Marikana (previously Lonmin) assets, acquired in June 2019

•	Ongoing successful definition drilling at the Blitz project, Stillwater Mine, at the United States (US) PGM operations yielded 2.0Moz of additional Mineral Reserves
•

Gold Mineral Resources at the South African (SA) gold operations increased primarily due to a reduction in costs associated with the Kloof integration project, facilitating a decrease in cut-off grades

•	Exploration projects’ advanced through the establishment of key partnerships including Aldebaran Resources Inc, Generation Mining Ltd and Wallbridge Ltd

Change in GROUP CHAIRMAN

Sello Moloko has tendered his resignation, effective 30 September 2019, in order to focus on his other responsibilities and the ongoing development of the Thesele Group, which he founded in 2005. Vincent Maphai, succeeded Sello as Chairman and non-executive independent director, and joined the Board as Chairman designate effective 1 June 2019. Vincent has a distinguished career in academia, the private sector and public service. Until 30 June 2018, when he retired from full-time work after 48 years, he was a visiting-Professor at Williams College in Massachusetts. Prior to that he served as Corporate Affairs and Transformation Director at the South African Breweries Limited for ten years after a five year period as Chairman of BHP Billiton Ltd, South Africa. Vincent has also been involved in various public policy projects and roles including the National Planning Commission, the Presidential Review Commission (Chair), and the South African Broadcasting Corporation (SABC). He served on the Councils of the University of KwaZulu-Natal (Chair), and the University of South Africa. In an academic career spanning two decades, he has studied and taught at various universities both locally and internationally.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       10

change in board of directors

Messrs Wang Bin and Lu Jiongjie have been appointed as Non-Independent, Non-Executive Directors to the Company’s Board with effect from 1 January 2020. The appointments are pursuant to a written merger agreement entered into in August 2013 between Sibanye Gold and Gold One International Limited (“Gold One”) for the acquisition by Sibanye Gold of Gold One’s Cooke and Ezulwini Operations.

Mr Wang Bin has over 20 years of experience in engineering management, operational leadership, project development, and corporate business development in the mining and metals industry. He is currently the deputy general manager of Baiyin Nonferrous Group Co. Ltd, in charge of the overseas investments and assets management. Baiyin is one of the leading mining companies in China with businesses comprising mining, processing, smelting and refining, downstream manufacturing, research & development, investment and trading. Mr. Wang Bin was previously the project director for the acquisition of the 40% minority shareholders’ equity of Gold One Group Limited.

Mr Lu Jiongjie is currently the General Manager of Baiyin International Investment Ltd which he established in 2013 as Baiyin’s platform for overseas investment and management, and grew to the current size of approximately US$400m investments under management and US$800m debt financing under management, on behalf of Baiyin Group. He previously worked as an Associate and Director of Long March Capital wherein he participated in the various mining transactions, including a $635m investment by a Chinese consortium led by Baiyin in 2011 to acquire Gold One.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       11

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
			Total SA and US PGM	Total US PGM Stillwater	Total SA PGM			Rustenburg[2]		Marikana[3]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Dec 2019	18,935	736	18,199	10,177	8,022	3,545	2,288	3,937	1,774	2,042	3,960	653
		Jun 2019	14,099	675	13,424	6,951	6,473	3,449	2,096	780	302	2,018	4,075	704
		Dec 2018	14,096	689	13,407	6,435	6,972	3,700	3,008	-	-	2,031	3,964	704
Plant head grade	g/t	Dec 2019	2.73	14.28	2.27	3.34	0.90	3.52	1.14	3.61	0.92	2.45	0.75	3.58
		Jun 2019	2.66	14.31	2.08	3.19	0.88	3.44	1.19	3.61	0.87	2.46	0.72	3.57
		Dec 2018	2.64	14.68	2.02	3.24	0.89	3.59	1.18	-	-	2.49	0.66	3.57
Plant recoveries	%	Dec 2019	77.50	91.53	73.93	83.16	30.40	82.40	29.05	85.11	32.67	82.83	9.21	75.47
		Jun 2019	75.70	91.38	69.95	82.62	21.30	83.21	31.29	87.10	25.60	82.08	12.47	75.25
		Dec 2018	75.74	91.23	69.77	83.56	23.30	85.00	31.93	-	-	82.92	11.65	77.23
Yield	g/t	Dec 2019	2.12	13.07	1.68	2.78	0.27	2.90	0.33	3.07	0.30	2.03	0.07	2.70
		Jun 2019	2.01	13.12	1.46	2.64	0.19	2.86	0.37	3.14	0.22	2.03	0.09	2.69
		Dec 2018	2.00	13.48	1.41	2.71	0.21	3.05	0.38			2.06	0.08	2.75
PGM production[4]	4Eoz - 2Eoz	Dec 2019	1,289,545	309,202	980,343	909,874	70,469	330,599	24,361	389,326	37,315	133,227	8,793	56,722
		Jun 2019	912,764	284,773	627,991	588,977	39,014	317,548	25,132	78,817	2,140	131,781	11,742	60,831
		Dec 2018	905,155	298,649	606,506	560,154	46,352	363,136	36,492	-	-	134,712	9,860	62,306
PGM sold	4Eoz - 2Eoz	Dec 2019	1,247,257	306,419	940,838	907,893	32,945	312,333	24,152	405,611		133,227	8,793	56,722
		Jun 2019	636,259	271,122	365,137	344,445	20,692	85,370	8,950	66,463		131,781	11,742	60,831
		Dec 2018	929,078	322,573	606,506	560,154	46,352	363,136	36,492	-		134,712	9,860	62,306
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Dec 2019	21,794	22,150	21,671	21,810	19,770	22,012	17,633	21,264		22,997	19,300	20,760
		Jun 2019	17,787	18,247	17,377	17,326	15,340	17,071	14,688	17,955		17,565	16,258	16,698
		Dec 2018	14,614	14,407	14,729	14,809	13,862	14,668	13,777	-		15,189	14,174	14,293
	US$/4Eoz - US$/2Eoz	Dec 2019	1,484	1,508	1,475	1,485	1,346	1,498	1,200	1,448		1,565	1,314	1,413
		Jun 2019	1,253	1,285	1,224	1,220	1,080	1,202	1,034	1,264		1,237	1,145	1,176
		Dec 2018	1,031	1,016	1,039	1,044	978	1,034	972	-		1,071	1,000	1,008
Operating cost[7]	R/t	Dec 2019	949	4,372	806	1,416	82	1,342	238	1,265		735	28	995
		Jun 2019	783	4,013	611	1,097	100	1,233	260	1,381		683	25	975
		Dec 2018	663	3,612	482	980	74	1,139	141	-		690	22	926
	US$/t	Dec 2019	65	298	55	96	6	91	16	86		50	2	68
		Jun 2019	55	283	43	77	7	87	18	97		48	2	69
		Dec 2018	47	255	34	69	5	80	10	-		49	2	65
	R/4Eoz - R/2Eoz	Dec 2019	14,078	10,406	15,308	15,804	9,298	14,394	22,392	16,932		11,266	12,476	11,454
		Jun 2019	12,305	9,513	13,707	11,632	16,628	13,394	21,678	18,462		10,454	8,849	11,287
		Dec 2018	10,542	8,327	11,259	11,276	11,083	12,068	11,638	-		10,395	9,026	10,461
	US$/4Eoz - US$/2Eoz	Dec 2019	958	708	1,042	1,076	633	980	1,524	1,153		767	849	780
		Jun 2019	867	670	965	819	1,171	943	1,527	1,300		736	623	795
		Dec 2018	743	587	794	795	782	851	821	-		733	637	738
Adjusted EBITDA margin[8]	%	Dec 2019		57	32			35		23		50	20	47
		Jun 2019		51	33			43		14		34	22	38
		Dec 2018		44	22			27		-		27	20	31
All-in sustaining cost[9]	R/4Eoz - R/2Eoz	Dec 2019	14,750	11,678	15,779			15,182		17,718		11,288	13,818	12,318
		Jun 2019	12,472	10,965	13,228			13,649		16,930		10,243	8,891	11,815
		Dec 2018	10,431	9,929	10,706			11,141		-		9,547	8,966	10,077
	US$/4Eoz - US$/2Eoz	Dec 2019	1,004	795	1,074			1,033		1,206		768	941	839
		Jun 2019	878	772	932			961		1,192		721	626	832
		Dec 2018	736	701	755			786		-		673	632	711
All-in cost[9]	R/4Eoz - R/2Eoz	Dec 2019	15,654	15,212	15,802			15,187		17,740		11,288	14,989	12,318
		Jun 2019	13,582	14,274	13,235			13,649		16,939		10,243	9,164	11,815
		Dec 2018	11,534	12,964	10,750			11,141		-		9,547	11,369	10,077
	US$/4Eoz - US$/2Eoz	Dec 2019	1,066	1,036	1,076			1,034		1,208		768	1,020	839
		Jun 2019	956	1,005	932			961		1,193		721	645	832
		Dec 2018	813	914	758			786		-		673	802	711
Capital expenditure[5]
Total capital	Rm	Dec 2019	3,483.5	1,798.4	1,685.1			439.8		1,092.9		136.3	15.7	177.5
expenditure		Jun 2019	2,157.0	1,594.5	562.5			378.9		96.1		76.5	11.0	165.6
		Dec 2018	2,210.9	1,615.1	595.8			475.9		-		91.5	28.4	105.2
	US$m	Dec 2019	238.1	122.2	115.9			29.9		75.6		9.3	1.1	12.1
		Jun 2019	151.9	112.4	39.5			26.7		6.7		5.4	0.7	11.7
		Dec 2018	155.9	113.9	42.0			33.6		-		6.5	2.0	7.4

Average exchange rates for the six months ended 31 December 2019, 30 June 2019 and 31 December 2018 were R14.69/US$, R14.20/US$ and R14.18/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown

[2]

Subsequent to the acquisition of the Marikana operations, the Group aligned the Rustenburg operations’ accounting policy for inventory to that of the Marikana operations, whereby  inventory is accounted for on a relative value basis

[3]	The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition
[4]	Production per product – see prill split in the table below
[5]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[6]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       12

[7]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

[8]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
[9]

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period, For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs – six months”

Mining - Prill split excluding recycling operations
	GROUP		SA OPERATIONS						US OPERATIONS
	Dec 2019		Dec 2019		Jun 2019		Dec 2018		Dec 2019		Jun 2019		Dec 2018
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	2Eoz	%
Platinum	650,603	50%	581,222	59%	366,958	58%	353,703	58%	69,381	22%	64,095	23%	67,946	23%
Palladium	534,849	42%	295,028	30%	193,964	31%	187,749	31%	239,821	78%	220,678	77%	230,703	77%
Rhodium	86,738	7%	86,738	9%	54,380	9%	51,352	9%
Gold	17,355	1%	17,355	2%	12,689	2%	13,702	2%
PGM production	1,289,545	100%	980,343	100%	627,991	100%	606,506	100%	309,202	100%	284,773	100%	298,649	100%
Ruthenium	139,466		139,466		86,415		81,099
Iridium	35,135		35,135		20,457		18,628
Total	1,464,146		1,154,944		734,863		706,233		309,202		284,773		298,649

Recycling operation
		US OPERATIONS
	Unit	Dec 2019	Jun 2019	Dec 2018
Average catalyst fed/day	Tonne	27.5	26.3	20.3
Total processed	Tonne	5,068	4,760	3,728
Tolled	Tonne	763	1,157	467
Purchased	Tonne	4,306	3,604	3,260
PGM fed	3Eoz	431,681	421,450	326,346
PGM sold	3Eoz	394,273	355,814	237,220
PGM tolled returned	3Eoz	78,453	48,346	75,916

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       13

SA gold operations

			SA OPERATIONS
			Total SA gold[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2019	21,655	2,839	18,816	732	-	985	2,616	1,086	138	36	2,079	13,983
		Jun 2019	19,843	1,245	18,598	166	8	504	3,252	536	729	39	2,174	12,435
		Dec 2018	18,149	2,672	15,477	684	306	864	2,588	1,050	386	74	2,293	9,904
Yield	g/t	Dec 2019	0.84	4.83	0.24	6.10	-	5.26	0.32	3.73	0.48	0.44	0.31	0.22
		Jun 2019	0.54	4.89	0.25	4.16	0.38	7.33	0.36	3.15	0.42	0.41	0.29	0.20
		Dec 2018	0.99	5.19	0.27	5.27	0.59	7.14	0.46	3.82	0.36	1.00	0.34	0.19
Gold produced	kg	Dec 2019	18,286	13,714	4,572	4,462	-	5,180	833	4,056	66	16	636	3,037
		Jun 2019	10,723	6,087	4,636	690	3	3,692	1,158	1,689	307	16	623	2,545
		Dec 2018	17,984	13,858	4,126	3,603	180	6,165	1,183	4,016	140	74	779	1,844
	oz	Dec 2019	587,908	440,914	146,994	143,456	-	166,541	26,782	130,403	2,122	514	20,448	97,642
		Jun 2019	344,752	195,701	149,051	22,184	96	118,700	37,231	54,303	9,870	514	20,030	81,824
		Dec 2018	578,188	445,545	132,643	115,839	5,787	198,210	38,037	129,117	4,501	2,379	25,032	59,286
Gold sold	kg	Dec 2019	18,668	14,023	4,645	4,586	-	5,295	917	4,125	64	17	640	3,024
		Jun 2019	10,075	5,510	4,565	507	3	3,505	1,112	1,483	306	15	616	2,528
		Dec 2018	17,873	13,851	4,022	3,603	180	6,158	1,101	4,016	140	74	731	1,870
	oz	Dec 2019	600,190	450,850	149,340	147,443	-	170,238	29,482	132,622	2,058	547	20,576	97,224
		Jun 2019	323,917	177,149	146,768	16,300	96	112,688	35,752	47,679	9,838	482	19,805	81,277
		Dec 2018	574,629	445,319	129,310	115,839	5,787	197,984	35,398	129,117	4,501	2,379	23,502	60,122
Price and costs
Gold price received	R/kg	Dec 2019	676,350			655,517		660,093		656,290		687,519		698,214
		Jun 2019	597,360			582,157		586,528		586,585		596,989		597,152
		Dec 2018	552,526			553,476		552,431		552,406		557,516		560,160
	US$/oz	Dec 2019	1,432			1,388		1,398		1,390		1,456		1,478
		Jun 2019	1,308			1,275		1,285		1,285		1,308		1,308
		Dec 2018	1,212			1,214		1,212		1,212		1,223		1,229
Operating cost[2]	R/t	Dec 2019	455	2,658	122	3,413	-	3,134	205	1,799	115	208	157	102
		Jun 2019	436	5,078	125	11,857	1,650	5,343	183	3,081	176	233	130	105
		Dec 2018	509	2,722	148	3,881	253	3,130	194	1,815	102	126	187	104
	US$/t	Dec 2019	31	181	8	232	-	213	14	122	8	14	11	7
		Jun 2019	31	358	9	835	116	376	13	217	12	16	9	7
		Dec 2018	36	192	10	274	18	221	14	128	7	9	13	7
	R/kg	Dec 2019	538,696	550,284	503,937	559,973	-	595,946	642,857	481,632	240,909	468,750	513,050	470,695
		Jun 2019	806,500	1,038,558	501,812	2,852,609	4,400,000	729,361	514,940	977,798	416,938	568,750	453,451	513,320
		Dec 2018	532,081	524,894	556,222	736,747	430,000	438,683	423,382	474,527	280,714	125,676	550,862	557,050
	US$/oz	Dec 2019	1,141	1,165	1,067	1,186	-	1,262	1,361	1,020	510	992	1,086	997
		Jun 2019	1,767	2,275	1,099	6,248	9,638	1,598	1,128	2,142	913	1,246	993	1,124
		Dec 2018	1,167	1,151	1,220	1,616	943	962	929	1,041	616	276	1,208	1,222
Adjusted EBITDA margin[3]	%	Dec 2019	16			13		8		25		(39)		31
		Jun 2019	(49)			(577)		(20)		(70)		(48)		14
		Dec 2018	4			(32)		20		14		(33)		3
All-in sustaining cost[4]	R/kg	Dec 2019	636,405			695,137		718,014		558,558		554,795		504,464
		Jun 2019	869,141			3,903,529		729,023		982,281		485,261		527,453
		Dec 2018	596,100			866,984		517,096		532,603		443,106		569,893
	US$/oz	Dec 2019	1,347			1,472		1,520		1,183		1,175		1,068
		Jun 2019	1,904			8,550		1,597		2,152		1,063		1,155
		Dec 2018	1,308			1,902		1,134		1,168		972		1,250
All-in cost[4]	R/kg	Dec 2019	652,143			695,137		730,876		558,892		554,795		508,069
		Jun 2019	890,958			3,903,529		735,304		982,672		485,261		538,568
		Dec 2018	629,296			867,010		526,615		532,940		443,106		732,086
	US$/oz	Dec 2019	1,381			1,472		1,548		1,183		1,175		1,076
		Jun 2019	1,952			8,550		1,611		2,152		1,063		1,180
		Dec 2018	1,380			1,902		1,155		1,169		972		1,606
Capital expenditure
Total capital expenditure[5]	Rm	Dec 2019	1,639.4			576.0		731.9		240.4		-		43.6
		Jun 2019	426.2			99.9		205.5		65.4		-		38.2
		Dec 2018	1,817.3			542.1		656.0		243.4		-		317.8
	US$m	Dec 2019	112.7			39.7		50.2		16.5		-		3.0
		Jun 2019	30.2			7.1		14.6		4.6		-		2.7
		Dec 2018	128.2			38.2		46.3		17.2		-		22.4

Average exchange rates for the six months ended 31 December 2019, 30 June 2019 and 31 December 2018 were R14.69/US$, R14.20/US$ and R14.18/US$,  respectively

Figures may not add as they are rounded independently

1	The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition
2

Operating cost is the average cost of production and calculated by dividing costs of sales, before amortisation and depreciation, and change in inventory, in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation, and change in inventory in a period by the gold produced in the same period

3	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period, For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs – six months”

5

Corporate project expenditure for the six months ended 31 December 2019, 30 June 2019 and 31 December 2018 was R47.5 million (US$3.3 million), R17.2 million (US$1.2 million) and R58.1 million (US$4.1 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       14

CONDENSED CONSOLIDATED PROVISIONAL FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited Dec 2018	Unaudited Dec 2019	Unaudited Dec 2018	Unaudited Jun 2019	Unaudited Dec 2019		Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
3,826.0	5,043.3	1,883.7	1,657.4	3,385.9	Revenue	21	49,390.5	23,534.9	26,746.4	72,925.4	50,656.4
(3,635.1)	(4,378.6)	(1,788.1)	(1,661.1)	(2,717.5)	Cost of sales		(39,727.7)	(23,586.8)	(25,391.9)	(63,314.5)	(48,129.0)
(3,135.6)	(3,879.7)	(1,540.0)	(1,455.1)	(2,424.6)	Cost of sales, before amortisation and depreciation		(35,438.3)	(20,662.1)	(21,872.8)	(56,100.4)	(41,515.2)
(499.5)	(498.9)	(248.1)	(206.0)	(292.9)	Amortisation and depreciation		(4,289.4)	(2,924.7)	(3,519.1)	(7,214.1)	(6,613.8)

190.9	664.7	95.6	(3.7)	668.4			9,662.8	(51.9)	1,354.5	9,610.9	2,527.4
36.4	38.8	20.9	20.2	18.6	Interest income		273.1	287.3	290.8	560.4	482.1
(236.8)	(228.4)	(124.4)	(110.7)	(117.7)	Finance expense	2	(1,731.2)	(1,571.3)	(1,750.5)	(3,302.5)	(3,134.7)
(22.6)	(25.1)	(11.7)	(11.5)	(13.6)	Share-based payments		(200.3)	(163.0)	(164.7)	(363.3)	(299.4)
128.7	(416.0)	71.0	(37.7)	(378.3)	(Loss)/gain on financial instruments	3	(5,479.6)	(535.5)	993.9	(6,015.1)	1,704.1
88.3	22.5	71.2	3.7	18.8	Gain/(loss) on foreign exchange differences		272.9	52.6	959.0	325.5	1,169.1
26.0	49.9	9.9	18.0	31.9	Share of results of equity-accounted investees after tax	10	465.3	255.7	145.7	721.0	344.2
(53.3)	(126.3)	(23.1)	(52.3)	(74.0)	Net other costs		(1,083.1)	(743.1)	(333.2)	(1,826.2)	(705.2)
(43.5)	(53.0)	(20.9)	(21.4)	(31.6)	- Care and maintenance		(461.6)	(304.3)	(298.2)	(765.9)	(576.5)
5.0	(6.1)	5.0	4.2	(10.3)	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		(149.2)	60.3	66.6	(88.9)	66.6
(2.4)	(27.8)	(2.2)	(26.4)	(1.4)	- Strike related costs		(27.8)	(374.5)	(31.7)	(402.3)	(31.7)
7.7	(9.0)	4.2	(7.8)	(1.2)	- Service entity costs		(18.8)	(111.0)	59.2	(129.9)	102.0
(20.1)	(30.4)	(9.2)	(0.9)	(29.5)	- Other		(425.6)	(13.6)	(129.1)	(439.2)	(265.6)
4.5	5.3	1.9	(0.3)	5.6	Gain/(loss) on disposal of property, plant and equipment		81.5	(4.9)	28.4	76.6	60.2
(229.7)	(5.9)	(224.9)	(6.6)	0.7	Impairments	4	7.1	(93.1)	(2,981.8)	(86.0)	(3,041.4)
	76.3	-	77.7	(1.4)	Gain on acquisition	8.1	-	1,103.0	-	1,103.0	-
(10.8)	(86.6)	(3.1)	(44.6)	(42.0)	Restructuring costs		(619.2)	(633.2)	(48.4)	(1,252.4)	(142.8)
(30.4)	(31.0)	(14.7)	(6.9)	(24.1)	Transaction costs		(350.3)	(97.5)	(209.5)	(447.8)	(402.5)
17.4	-	17.4	-	-	Gain on derecognition of borrowings and derivative financial instrument	11	-	-	230.0	-	230.0
(1.2)	2.7	(0.4)	-	2.7	Occupational healthcare expense	14	39.6	-	(5.2)	39.6	(15.4)
(92.6)	(59.1)	(114.4)	(154.7)	95.6	Profit/(loss) before royalties, carbon tax and tax		1,338.6	(2,194.9)	(1,491.0)	(856.3)	(1,224.3)
(16.1)	(29.8)	(7.7)	(8.3)	(21.5)	Royalties		(313.7)	(117.3)	(108.9)	(431.0)	(212.6)
-	(0.9)	-	-	(0.9)	Carbon tax		(12.9)	-	-	(12.9)	-
(108.7)	(89.8)	(122.1)	(163.0)	73.2	Profit/(loss) before tax		1,012.0	(2,312.2)	(1,599.9)	(1,300.2)	(1,436.9)
(81.9)	119.9	(75.0)	150.8	(30.9)	Mining and income tax	5	(408.5)	2,141.5	(999.1)	1,733.0	(1,083.8)
(7.2)	(127.8)	5.3	(46.2)	(81.6)	- Current tax		(1,192.4)	(656.3)	58.9	(1,848.7)	(95.3)
(74.7)	247.7	(80.3)	197.0	50.7	- Deferred tax		783.9	2,797.8	(1,058.0)	3,581.7	(988.5)

(190.6)	30.1	(197.1)	(12.2)	42.3	Profit/(loss) for the period		603.5	(170.7)	(2,599.0)	432.8	(2,520.7)
					Profit/(loss) for the period attributable to:
(189.0)	4.5	(195.4)	(18.1)	22.6	- Owners of Sibanye-Stillwater		316.8	(254.7)	(2,576.3)	62.1	(2,499.6)
(1.6)	25.6	(1.7)	5.9	19.7	- Non-controlling interests		286.7	84.0	(22.7)	370.7	(21.1)
					Earnings per ordinary share (cents)
(8)	-	(9)	(1)	1	Basic earnings per share	6.1	12	(11)	(114)	2	(110)
(8)	-	(9)	(1)	1	Diluted earnings per share	6.2	12	(11)	(114)	2	(110)
2,263,857	2,507,583	2,265,988	2,341,567	2,670,029	Weighted average number of shares ('000)	6.1	2,670,029	2,341,567	2,265,988	2,507,583	2,263,857
2,263,857	2,578,955	2,265,988	2,341,567	2,741,401	Diluted weighted average number of shares ('000)	6.2	2,741,401	2,341,567	2,265,988	2,578,955	2,263,857
13.24	14.46	14.18	14.20	14.69	Average R/US$ rate

The condensed consolidated provisional financial statements for the year and six months ended 31 December 2019 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques Le Roux (CA (SA)). This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

A convenience translation has been applied to the primary statements into US dollar based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position and exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       15

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Unaudited Dec 2018	Unaudited Dec 2019	Unaudited Dec 2018	Unaudited Jun 2019	Unaudited Dec 2019		Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
(190.6)	30.1	(197.1)	(12.2)	42.3	Profit/(loss) for the period	603.5	(170.7)	(2,599.0)	432.8	(2,520.7)
					Other comprehensive income
(137.8)	31.9	(37.6)	0.3	31.6	Other comprehensive income, net of tax	216.3	(682.2)	454.5	(465.9)	1,764.1
-	-	-	-	-	Foreign currency translation adjustments	79.6	(674.4)	409.9	(594.8)	1,719.1
3.4	8.9	3.4	(0.5)	9.4	Mark to market valuation[1]	136.7	(7.8)	44.6	128.9	45.0
(141.2)	23.0	(41.0)	0.8	22.2	Currency translation adjustments[1,2]	-	-	-	-	-

(328.4)	62.0	(234.7)	(11.9)	73.9	Total comprehensive income	819.8	(852.9)	(2,144.5)	(33.1)	(756.6)
					Total comprehensive income attributable to:
(326.6)	36.4	(232.8)	(16.6)	53.0	- Owners of Sibanye-Stillwater	516.3	(919.4)	(2,119.4)	(403.1)	(733.1)
(1.8)	25.6	(1.9)	4.7	20.9	- Non-controlling interests	303.5	66.5	(25.1)	370.0	(23.5)
13.24	14.46	14.18	14.20	14.69	Average R/US$ rate
[1]	These gains and losses will never be reclassified to profit or loss.
[2]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited Dec 2018	Unaudited Jun 2019	Unaudited Dec 2019		Notes	Reviewed Dec 2019	Reviewed Revised Jun 2019	Audited Dec 2018
4,859.2	5,192.9	5,350.5	Non-current assets		74,908.1	73,220.5	69,727.7
3,802.0	3,997.6	4,105.7	Property, plant and equipment		57,480.2	56,366.5	54,558.2
-	27.1	25.8	Right-of-use assets	9	360.9	382.3	-
480.1	489.0	489.6	Goodwill		6,854.9	6,894.2	6,889.6
260.2	272.4	288.5	Equity-accounted investments	10	4,038.8	3,840.8	3,733.9
10.9	31.9	42.8	Other investments		598.7	450.4	156.0
278.7	322.4	328.7	Environmental rehabilitation obligation funds		4,602.2	4,546.3	3,998.7
21.9	47.1	48.8	Other receivables		683.5	663.9	314.4
5.4	5.4	20.6	Deferred tax assets		288.9	76.1	76.9

1,059.0	1,827.9	1,869.0	Current assets		26,163.7	25,772.6	15,195.3
369.0	1,007.8	1,107.4	Inventories		15,503.4	14,210.0	5,294.8
476.2	361.8	331.1	Trade and other receivables		4,635.0	5,101.6	6,833.0
2.5	3.5	3.7	Other receivables		51.2	49.0	35.2
33.7	23.2	25.4	Tax receivable		355.1	326.6	483.2
-	8.6	-	Non-current assets held for sale		-	120.7	-
177.6	423.0	401.4	Cash and cash equivalents		5,619.0	5,964.7	2,549.1

5,918.2	7,020.8	7,219.5	Total assets		101,071.8	98,993.1	84,923.0

1,723.2	2,145.8	2,224.1	Shareholders' equity		31,138.3	30,253.4	24,724.4

3,175.3	3,431.4	3,972.0	Non-current liabilities		55,606.7	48,383.2	45,566.0
1,276.4	1,535.2	1,692.7	Borrowings	11	23,697.9	21,645.9	18,316.5
28.5	67.4	296.1	Derivative financial instrument	11	4,144.9	950.6	408.9
-	20.4	19.5	Lease liabilities	12	272.8	287.8	-
438.6	572.1	622.5	Environmental rehabilitation obligation and other provisions	13	8,714.8	8,067.2	6,294.2
0.4	0.4	-	Post-retirement healthcare obligation		-	5.2	5.6
81.1	76.6	81.0	Occupational healthcare obligation	14	1,133.4	1,080.2	1,164.2
11.8	12.7	95.9	Share-based payment obligations		1,343.0	178.6	168.9
176.3	154.5	192.0	Other payables	15	2,687.5	2,179.0	2,529.2
454.7	476.9	492.6	Deferred revenue	16	6,896.5	6,724.5	6,525.3
-	-	4.2	Tax and royalties payable		59.1	-	-
707.5	515.2	475.5	Deferred tax liabilities		6,656.8	7,264.2	10,153.2

1,019.7	1,443.6	1,023.4	Current Liabilities		14,326.8	20,356.5	14,632.6
431.2	385.9	2.7	Borrowings	11	38.3	5,441.3	6,188.2
-	7.4	7.9	Lease liabilities	12	110.0	104.9	-
7.7	17.8	10.6	Occupational healthcare obligation	14	148.7	251.2	109.9
4.0	4.2	5.9	Share-based payment obligations		82.1	59.7	56.8
547.5	788.1	819.0	Trade and other payables		11,465.9	11,112.8	7,856.3
21.1	47.5	54.4	Other payables	15	761.4	669.5	303.3
2.1	152.2	90.8	Deferred revenue	16	1,270.6	2,145.8	30.1
6.1	40.5	32.1	Tax and royalties payable		449.8	571.3	88.0

5,918.2	7,020.8	7,219.5	Total equity and liabilities		101,071.8	98,993.1	84,923.0
14.35	14.10	14.00	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       16

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar							SA rand
		Accum-	Non-					Non-	Accum-
Stated	Other	ulated	controlling	Total			Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		Notes	equity	interests	loss	reserves	capital
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017 (Audited)		23,998.2	19.8	(13,257.6)	2,569.0	34,667.0
-	(137.6)	(189.0)	(1.8)	(328.4)	Total comprehensive income for the period		(756.6)	(23.5)	(2,499.6)	1,766.5	-
-	-	(189.0)	(1.6)	(190.6)	Loss for the period		(2,520.7)	(21.1)	(2,499.6)	-	-
-	(137.6)	-	(0.2)	(137.8)	Other comprehensive income		1,764.1	(2.4)	-	1,766.5	-
-	-	-	-	-	Dividends paid		(0.6)	(0.6)	-	-	-
-	21.3	-	-	21.3	Share-based payments		281.7	-	-	281.7	-
-	-	-	69.4	69.4	Acquisition of subsidiary with non-controlling interests		940.3	940.3	-	-	-
-	-	19.3	-	19.3	Transaction with DRDGOLD shareholders		261.4	-	261.4	-	-
3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018 (Audited)		24,724.4	936.0	(15,495.8)	4,617.2	34,667.0
-	31.9	4.5	25.6	62.0	Total comprehensive income for the period		(33.1)	370.0	62.1	(465.2)	-
-	-	4.5	25.6	30.1	Profit for the period		432.8	370.7	62.1	-	-
-	31.9	-	-	31.9	Other comprehensive income		(465.9)	(0.7)	-	(465.2)	-
-	-	-	(6.0)	(6.0)	Dividends paid		(85.0)	(85.0)	-	-	-
-	20.1	-	-	20.1	Share-based payments		290.3	-	-	290.3	-
120.2	-	-	-	120.2	Shares issued for cash[1]		1,688.4	-	-	-	1,688.4
288.1	-	-	-	288.1	Shares issued on Lonmin acquisition[2]	8.1	4,306.6	-	-	-	4,306.6
-	-	-	16.5	16.5	Acquisition of subsidiary with non-controlling interests	8.1	247.0	247.0	-	-	-
-	-	-	-	-	Transaction with DRDGOLD shareholders		(0.3)	(0.3)	-	-	-
3,775.9	445.9	(2,103.0)	105.3	2,224.1	Balance at 31 December 2019 (Reviewed)		31,138.3	1,467.7	(15,433.7)	4,442.3	40,662.0

[1]	On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors
[2]	On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Plc (refer to note 8.1)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       17

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Unaudited Dec 2018	Unaudited Dec 2019	Unaudited Dec 2018	Unaudited Jun 2019	Unaudited Dec 2019		Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
					Cash flows from operating activities
657.3	730.3	362.9	68.2	662.1	Cash generated by operations		9,591.8	968.0	5,078.5	10,559.8	8,702.4
495.1	197.7	495.1	123.3	74.4	Deferred revenue advance received	16	1,108.0	1,751.3	6,555.4	2,859.3	6,555.4
(1.6)	(6.3)	(1.0)	(1.3)	(5.0)	Cash-settled share-based payments paid		(72.1)	(18.8)	(14.2)	(90.9)	(21.7)
(80.8)	(43.3)	(41.1)	(31.6)	(11.7)	Change in working capital		(176.6)	(449.0)	(581.6)	(625.6)	(1,070.0)
1,070.0	878.4	815.9	158.6	719.8			10,451.1	2,251.5	11,038.1	12,702.6	14,166.1
14.7	18.6	7.6	4.3	14.3	Interest received		207.8	60.6	107.1	268.4	194.7
(122.4)	(110.9)	(54.4)	(55.4)	(55.5)	Interest paid		(816.0)	(787.1)	(783.3)	(1,603.1)	(1,620.8)
(17.7)	(28.5)	(11.8)	(4.3)	(24.2)	Royalties paid		(349.9)	(61.6)	(161.3)	(411.5)	(234.4)
(23.2)	(97.3)	(25.6)	(9.6)	(87.7)	Tax paid		(1,271.5)	(135.9)	(337.2)	(1,407.4)	(307.8)
-	(5.9)	-	-	(5.9)	Dividends paid		(84.7)	(0.3)	-	(85.0)	(0.6)
921.4	654.4	731.7	93.6	560.8	Net cash from operating activities		8,136.8	1,327.2	9,863.4	9,464.0	12,197.2

					Cash flows from investing activities
(534.8)	(532.9)	(285.7)	(181.9)	(351.0)	Additions to property, plant and equipment		(5,122.7)	(2,583.2)	(4,014.8)	(7,705.9)	(7,080.7)
6.2	7.0	2.9	1.1	5.9	Proceeds on disposal of property, plant and equipment		86.0	15.0	41.5	101.0	81.9
-	(8.9)	-	(5.3)	(3.6)	Acquisition of subsidiaries		(54.3)	(74.7)	-	(129.0)	-
21.7	207.8	21.7	211.4	(3.6)	Cash acquired on acquisition of subsidiaries	8	1.8	3,002.5	282.8	3,004.3	282.8
9.5	7.7	9.5	4.7	3.0	Dividends received		44.5	66.5	125.2	111.0	125.2
(8.6)	(0.9)	(7.1)	3.3	(4.2)	Contributions to environmental rehabilitation funds		(60.4)	47.5	(93.6)	(12.9)	(95.3)
-	(19.6)	(2.9)	(20.0)	0.4	Payment of Deferred Payment (related to the Rustenburg operations acquisition)	15	-	(283.4)	(38.6)	(283.4)	(38.6)
(0.2)	-	-	-	-	Loan advanced to equity-accounted investee		-	-	(0.8)	-	(3.1)
(103.9)	(22.1)	(103.9)	-	(22.1)	Payments to dissenting shareholders	15	(319.4)	-	(1,375.8)	(319.4)	(1,375.8)
19.3	-	19.3	-	-	Proceeds on loss of control of subsidiaries		-	-	256.1	-	256.1
-	2.1	-	-	2.1	Proceeds with transfer of assets to joint operation		30.6	-	-	30.6	-
9.2	12.9	7.8	-	12.9	Preference shares redeemed	10	186.9	-	102.8	186.9	102.8
0.1	-	0.1	-	-	Proceeds on disposal of marketable securities investments		-	-	1.2	-	1.2
-	10.5	-	-	10.5	Proceeds from environmental rehabilitation funds		151.9	-	-	151.9	-
(581.5)	(336.4)	(338.3)	13.3	(349.7)	Net cash (used)/from investing activities		(5,055.1)	190.2	(4,714.0)	(4,864.9)	(7,743.5)

					Cash flows from financing activities
1,293.8	1,312.7	643.7	1,117.0	195.7	Loans raised	11	3,119.9	15,861.8	9,127.4	18,981.7	17,130.2
(1,603.6)	(1,522.0)	(1,002.3)	(1,086.0)	(436.0)	Loans repaid	11	(6,586.4)	(15,421.9)	(13,829.6)	(22,008.3)	(21,231.5)
-	(9.1)	-	(3.6)	(5.5)	Lease payments		(80.8)	(50.9)	-	(131.7)	-
-	118.9	-	118.9	-	Proceeds from share issue		-	1,688.4	-	1,688.4	-
(309.8)	(99.5)	(358.6)	146.3	(245.8)	Net cash (used)/from financing activities		(3,547.3)	2,077.4	(4,702.2)	(1,469.9)	(4,101.3)

30.1	218.5	34.8	253.2	(34.7)	Net (decrease)/increase in cash and cash equivalents		(465.6)	3,594.8	447.2	3,129.2	352.4
(19.4)	5.3	(10.1)	(7.8)	13.1	Effect of exchange rate fluctuations on cash held		119.9	(179.2)	2.3	(59.3)	134.3
166.9	177.6	152.9	177.6	423.0	Cash and cash equivalents at beginning of the period		5,964.7	2,549.1	2,099.6	2,549.1	2,062.4
177.6	401.4	177.6	423.0	401.4	Cash and cash equivalents at end of the period		5,619.0	5,964.7	2,549.1	5,619.0	2,549.1

13.24	14.46	14.18	14.20	14.69	Average R/US$ rate
14.35	14.00	14.35	14.10	14.00	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       18

Notes to the condensed consolidated provisional financial statements

1.	Basis of accounting and preparation

The condensed consolidated provisional financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for provisional reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require provisional reports to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated provisional financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of IFRS 16 Leases, as set out below.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2018 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2018 from the audited comprehensive consolidated financial statements for the year ended 31 December 2018. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2019 have not been reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2019 from the reviewed condensed consolidated provisional financial statements for the year ended 31 December 2019.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement,  statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

1.1Standards, interpretations and amendments to published standards effective on 1 January 2019 issued, effective and adopted by the Group

IFRS 16 Leases was adopted with effect from 1 January 2019. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. As a practical expedient, Sibanye-Stillwater applied the modified retrospective transition method, and consequently comparative information is not restated. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets). In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Under the modified retrospective transition approach, lease payments were discounted at 1 January 2019 using an incremental borrowing rate representing the rate of interest that the entity within the Sibanye-Stillwater Group which entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The average rate applied is 4.05% for the US operations and 9.22% for the SA operations.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates. After initial recognition, the lease liabilities are measured at amortised cost using the effective interest method. The impact of adopting of the new accounting standard on the statement of financial position on 1 January 2019 was as follows:

•	increase in right-of-use assets by R302.0 million
•	increase in lease liabilities by R302.0 million
•	no impact on accumulated loss

The right-of-use assets comprise the initial measurement of the corresponding lease liability and restoration costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease (refer note 9).

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       19

2.	Finance expense

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Interest charge on:
Borrowings - interest		(768.4)	(676.5)	(771.6)	(1,444.9)	(1,572.5)
- US$600 million revolving credit facility (RCF)		(212.0)	(23.1)	(21.1)	(235.1)	(26.0)
- R6.0 billion RCF and R5.5 billion RCF (Rand Facilities)		(166.8)	(267.8)	(287.4)	(434.6)	(568.0)
- 2022 and 2025 Notes		(336.3)	(333.8)	(408.9)	(670.1)	(836.6)
- US$ Convertible Bond		(53.3)	(51.8)	(54.2)	(105.1)	(105.9)
- US$350 million RCF		-	-	-	-	(36.0)
Borrowings - unwinding of amortised cost	11	(191.1)	(183.3)	(356.8)	(374.4)	(538.3)
- 2022 and 2025 Notes		(24.9)	(23.0)	(169.2)	(47.9)	(196.7)
- US$ Convertible Bond		(101.3)	(95.5)	(96.3)	(196.8)	(185.8)
- Burnstone Debt		(57.5)	(62.6)	(88.4)	(120.1)	(152.9)
- Other		(7.4)	(2.2)	(2.9)	(9.6)	(2.9)
Lease liabilities	12	(19.8)	(14.1)	-	(33.9)	-
Environmental rehabilitation obligation	13	(322.6)	(256.1)	(209.3)	(578.7)	(398.8)
Occupational healthcare obligation	14	(58.2)	(57.3)	(54.8)	(115.5)	(105.4)
Deferred Payment (related to the Rustenburg operations acquisition)	15	(89.5)	(89.5)	(100.2)	(179.0)	(200.4)
Dissenting shareholders	15	(10.7)	(10.5)	(25.2)	(21.2)	(68.1)
Deferred revenue[1,2]	16	(202.9)	(149.4)	(160.3)	(352.3)	(160.3)
Other		(68.0)	(134.6)	(72.3)	(202.6)	(90.9)
Total finance expense		(1,731.2)	(1,571.3)	(1,750.5)	(3,302.5)	(3,134.7)

1For the six months ended 31 December 2019, finance expense includes R162 million non-cash interest relating to the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International). Although there is no cash financing cost related to this arrangement, IFRS 15 requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.2%  and 4.6% was used in determining the finance expense to be recognised as part of the steaming transaction for gold and palladium, respectively

2    For the six months ended 31 December 2019, finance expense includes R41 million non-cash interest relating to the Marikana operations streaming transaction on its Bulk Tailings re-Treatment plant (BTT)

3.	(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Fair value loss on rand gold forward sale contracts[1]		(107.3)	(2.8)	(89.4)	(110.1)	(180.6)
Fair value (loss)/gain on derivative financial instrument	11	(3,358.8)	(552.7)	(132.0)	(3,911.5)	678.1
Fair value adjustment of share-based payment obligations[2]		(1,207.9)	(10.0)	271.5	(1,217.9)	249.9
(Loss)/gain on the revised cash flow of the Deferred Payment	15	(724.1)	-	150.6	(724.1)	150.6
Fair value (loss)/gain on foreign currency hedge		-	-	(6.3)	-	25.3
(Loss)/gain on the revised cash flow of the Burnstone Debt	11	(96.6)	-	804.6	(96.6)	804.6
Other		15.1	30.0	(5.1)	45.1	(23.8)
Total (loss)/gain on financial instruments		(5,479.6)	(535.5)	993.9	(6,015.1)	1,704.1

1At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging programme for Sibanye Gold Limited and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. At 31 December 2019, the net rand gold forward sale contracts financial liability was R68.3 million,  realised loss was R284.6 million and unrealised gain was R174.5 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

2The fair value adjustment on the share-based payment obligation relate to the Rustenburg BEE transaction (refer note 17.1) The fair value is based on the discounted cash flow forecast over the life of mine of Rustenburg using a discount rate of 13.64%

4.	Impairments

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Impairment of property, plant and equipment		61.4	(66.5)	(2,543.7)	(5.1)	(2,603.3)
Impairment of goodwill	8.3	(54.3)	-	(436.3)	(54.3)	(436.3)
Impairment of equity-accounted investee	10	-	(12.3)	-	(12.3)	-
Impairment of loan to equity-accounted investee	10	-	(14.3)	(1.8)	(14.3)	(1.8)
Total impairments		7.1	(93.1)	(2,981.8)	(86.0)	(3,041.4)

The annual life-of-mine plan takes into account the following:

•	Proved and probable ore reserves of the cash-generating units;
•	Resources valued using appropriate price assumptions;
•	Cash flows based on the life-of-mine plan; and
•	Capital expenditure estimates over the life-of-mine plan.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       20

The Group’s estimates and assumptions used in the 31 December 2019 calculation include:

PGM operations					Gold operations
Audited Dec 2018	Reviewed Dec 2019				Reviewed Dec 2019	Audited Dec 2018
			Long-term gold price	R/kg	686,225	585,500
15,050	20,600	R/4Eoz	Long-term PGM (4E) basket price
1,010	1,250	US$/2Eoz	Long-term PGM (2E) basket price
14.3	13.6%		Nominal discount rate – South Africa[1]	%	12.4	12.6
7.0	7.6%		Nominal discount rate – United States
5.0	5.0%		Inflation rate – South Africa	%	5.0	5.0
1.9	2.0%		Inflation rate – United States
12 - 28	13 - 35	years	Life of mine	years	6 - 18	5 - 20

1Nominal discount rate for Burnstone and Mimosa of 17.1% and 23.3%, respectively

5.	Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Tax on loss/(profit) before tax at maximum South African statutory company tax rate (28%)	(286.3)	650.4	447.9	364.1	402.3
South African gold mining tax formula rate adjustment	68.8	(261.4)	(97.2)	(192.6)	(53.0)
US statutory tax rate adjustment	138.4	67.0	33.9	205.4	19.4
Non-deductible amortisation and depreciation	(14.7)	-	-	(14.7)	(21.2)
Non-taxable dividend received	2.1	-	-	2.1	15.4
Non-deductible finance expense	(60.6)	(25.7)	(118.2)	(86.3)	(118.2)
Non-deductible share-based payments	(41.9)	(39.4)	(43.3)	(81.3)	(78.9)
(Non-deductible loss)/non-taxable gain on fair value of financial instruments	(543.2)	(27.9)	171.0	(571.1)	136.9
(Non-deductible loss)/non-taxable gain on foreign exchange differences	1.2	(1.2)	244.1	-	250.3
Non-taxable share of results of equity-accounted investees	130.3	71.6	40.8	201.9	96.4
Non-deductible impairments	2.3	(24.2)	(122.7)	(21.9)	(123.2)
Non-taxable gain on acquisition	2.9	305.9	-	308.8	-
Non-deductible transaction costs	(67.5)	(26.9)	(110.0)	(94.4)	(110.0)
Tax adjustment in respect of prior periods	12.4	-	(46.6)	12.4	51.4
Net other non-taxable income and non-deductible expenditure	461.9	71.7	65.9	533.6	121.0
Change in estimated deferred tax rate[1]	7.0	1,544.0	(1,295.2)	1,551.0	(1,295.2)
Deferred tax assets not recognised	(221.5)	(162.4)	(169.5)	(383.9)	(377.2)
Mining and income tax	(408.4)	2,141.5	(999.1)	1,733.1	(1,083.8)

1During Q1 2019, the US PGM operations renegotiated its refining and certain sales agreements, resulting in the reversal of the Group deferred tax charge of R1,567 million (US$110 million) recognised in December 2018. The 2019 effective combined federal and state cash tax rates for the US segment are expected to be between 5% and 10%. The change of tax is a result of sales moving to a different tax jurisdiction

6.	Earnings per share

6.1Basic earnings per share

	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Ordinary shares in issue (’000)	2,670,029	2,670,029	2,266,261	2,670,029	2,266,261
Bonus element of the capitalisation issue (’000)	-	-	-	-	402
Adjustment for weighting of ordinary shares in issue (’000)	-	(328,462)	(273)	(162,446)	(2,806)
Adjusted weighted average number of shares (’000)	2,670,029	2,341,567	2,265,988	2,507,583	2,263,857
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	316.8	(254.7)	(2,576.3)	62.1	(2,499.6)
Basic earnings per share (EPS) (cents)	12	(11)	(114)	2	(110)
6.2	Diluted earnings per share

	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,670,029	2,341,567	2,265,988	2,507,583	2,263,857
Potential ordinary shares (’000)	71,372	-	-	71,372	-
Diluted weighted average number of shares (’000)	2,741,401	2,341,567	2,265,988	2,578,955	2,263,857
Diluted earnings per share (DEPS) (cents)	12	(11)	(114)	2	(110)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       21

6.3	Headline earnings per share

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Profit/(loss) attributable to owners of Sibanye-Stillwater	316.8	(254.7)	(2,576.3)	62.1	(2,499.6)
Gain on disposal of property, plant and equipment	(81.5)	4.9	(28.4)	(76.6)	(60.2)
Impairments	(7.1)	93.1	2,981.8	86.0	3,041.4
Impairment of equity accounted associate	21.0	-	-	21.0	-
Gain on acquisition	-	(1,103.0)	-	(1,103.0)	-
Taxation effect of remeasurement items	2.5	(3.2)	(494.7)	(0.7)	(498.2)
Re-measurement items, attributable to non-controlling interest	3.2	(0.2)	-	3.0	-
Headline earnings	254.9	(1,263.1)	(117.6)	(1,008.2)	(16.6)
Headline earnings per share (HEPS) (cents)	10	(54)	(5)	(40)	(1)
6.4	Diluted headline earnings per share

	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Diluted headline earnings per share (DHEPS) (cents)	9	(54)	(5)	(40)	(1)
7.	Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging, the Board of Directors resolved not to pay a final dividend.  Sibanye-Stillwater expects to resume dividend payments in H1 2020, based on the current deleveraging trajectory and subject to current commodity prices.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Profit/(loss) attributable to the owners of Sibanye-Stillwater	316.8	(254.7)	(2,576.3)	62.1	(2,499.6)
Adjusted for:
Loss/(gain) on financial instruments	5,479.6	535.5	(993.9)	6,015.1	(1,704.1)
(Gain)/loss on foreign exchange differences	(272.9)	(52.6)	(959.0)	(325.5)	(1,169.1)
(Gain)/loss on disposal of property, plant and equipment	(81.5)	4.9	(28.4)	(76.6)	(60.2)
Impairments	(7.1)	93.1	2,981.8	86.0	3,041.4
Gain on acquisition	-	(1,103.0)	-	(1,103.0)	-
Restructuring costs[1]	619.2	633.2	48.4	1,252.4	142.8
Transaction costs	350.3	97.5	209.5	447.8	402.5
Gain on derecognition of borrowings	-	-	(230.0)	-	(230.0)
Occupational healthcare expense	(39.6)	-	5.2	(39.6)	15.4
Other	(30.1)	30.1	5.4	-	18.7
Change in estimated deferred tax rate	(7.0)	(1,544.0)	1,295.2	(1,551.0)	1,295.2
Share of results of equity-accounted investees after tax	(465.3)	(255.7)	(145.7)	(721.0)	(344.2)
Tax effect of the items adjusted above	(1,348.5)	(295.3)	(527.9)	(1,643.8)	(345.7)
NCI effect of the items listed above	(42.7)	-	-	(42.7)	-
Normalised earnings[2]	4,471.2	(2,111.0)	(915.7)	2,360.2	(1,436.9)

1Restructuring costs of R619 million were incurred at the Marikana operations for the six months ended 31 December 2019. Restructuring costs of R633.2 million for the six months ended 30 June 2019 include R246.8 million voluntary separation agreements at the Marikana operations and R386.4 million at the SA gold operations

2    Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS

8.	Acquisition

8.1Lonmin acquisition (Revised)

On 14 December 2017, Sibanye-Stillwater announced that it had reached an agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer).

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal had approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition had

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       22

been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date.

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, was to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders was entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

The Lonmin Transaction (or scheme) was approved by the UK Court and on 7 June 2019 (effective date) and all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the implementation of the Lonmin Transaction was 10 June 2019, when Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin shares on the London Stock Exchange's Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

The year end of Lonmin has been changed to 31 December 2019 and Lonmin is consolidated from the effective date. For the seven months ended 31 December 2019, the Marikana operations contributed revenue of R11,188 million and a net profit of R1,881 million to the Group’s results.

The purchase price allocation (PPA) for the 6 months ended 30 June 2019 was prepared on a provisional basis in accordance with IFRS 3 Business Combinations. During the measurement period, management provisionally revised the initial PPA due to new information obtained in accordance with the IFRS 3.

Consideration

The fair value of the consideration is as follows:

Figures in million - SA rand
Reviewed Jun 2019
Equity instruments (290,394,531 ordinary shares)	4,306.6
Total consideration	4,306.6

Acquisition related costs

The Group incurred acquisition related costs of R233.1 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
	Notes	Reviewed Revised Jun 2019
Property, plant and equipment		3,158.6
Right-of-use assets	9	133.3
Other investments		320.8
Environmental rehabilitation obligation funds		443.2
Other non-current assets		395.0
Inventories		5,219.5
Trade and other receivables		925.3
Other current assets		14.6
Cash and cash equivalents		2,999.3
Lease liabilities	12	(133.3)
Environmental rehabilitation obligation and other provisions	13	(1,696.9)
Other non-current liabilities		(863.0)
Borrowings	11	(2,574.8)
Trade and other payables		(2,585.7)
Other current liabilities		(99.3)
Total fair value of identifiable net assets acquired[1]		5,656.6

1The fair value of assets and liabilities excluding property, plant and equipment, inventories, borrowings, non-current liabilities and environmental rehabilitation obligation approximate the carrying value

The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.5% for the Marikana operations, an average platinum price of US$1,025/oz and an average palladium price of US$1,170/oz

The fair value of inventories was  based on the estimated selling price less costs to complete and costs to sell

The fair value of borrowings is based on the settlement price. The Group restructured the Lonmin group entities funding arrangements to optimise financing costs. The Lonmin Pangaea Investments Management Limited (PIM) prepayment arrangement of US$174.3 million was fully settled by cash on hand and available within the Lonmin group on 5 July 2019

The fair value of other non-current liabilities is calculated based on a discounted cash flows using an effective discount rate of 12.5%

The fair value of environmental rehabilitation obligation is calculated with updated life of mines used in the discounted cash flows of property, plant and equipment

Gain on acquisition

A gain on acquisition has been recognised as follows:

Figures in million - SA rand
Reviewed Revised Jun 2019
Consideration	4,306.6
Fair value of identifiable net assets acquired	(5,656.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	247.0
Gain on acquisition	(1,103.0)

1The amount recognised as non-controlling interest represents the non-controlling interest holders’ effective proportionate share of the fair value of the identifiable net assets acquired
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       23

The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the transaction being attractively priced.

8.2SFA (Oxford) acquisition

On 21 February 2019, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford)), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The purchase consideration comprises an upfront payment of GBP4 million (R74.7 million) at the closing of the transaction and contingent consideration, subject to a maximum payment of GBP6 million (refer note 15).

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control (100%) on this date.

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million - SA rand
Reviewed Jun 2019
Consideration	127.1
Fair value of identifiable net assets acquired	(4.4)
Goodwill	122.7

The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.

The goodwill has been allocated to the Stillwater, Rustenburg and Kroondal cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

8.3Qinsele Resources

On 29 October 2019, Sibanye-Stillwater entered in to a sale of shares agreement (the agreement) to buy the entire issued share capital of Qinisele Resources, a boutique advisory company that specialises in corporate finance, investor relations and research for a total of R54.8 million.

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 31 October 2019 and Sibanye-Stillwater obtained control (100%) on 1 November 2019 (acquisition date).

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million - SA rand
Reviewed Jun 2019
Consideration	54.8
Fair value of identifiable net assets acquired	(0.5)
Goodwill	54.3

The goodwill is attributable to the experience and skills of Qinisele’s workforce.

The goodwill cannot be attributed to any current Sibanye-Stillwater operating cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes. The goodwill resulting from the application of IFRS 3 has been impaired at year-end (refer note 4).

9.	Right-of-use assets

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

There were no onerous lease contracts that would require an adjustment to the right-of-use assets at the date of initial application.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Impact of adopting IFRS 16 on 1 January 2019		382.3	302.0	-	302.0	-
Additions and modifications		43.6	-	-	43.6	-
Right-of-use assets acquired on acquisition of subsidiaries	8.1	-	133.3	-	133.3	-
Depreciation		(64.5)	(47.2)	-	(111.7)	-
Transfers and other movements		-	(5.7)	-	(5.7)	-
Foreign currency translation		(0.5)	(0.1)	-	(0.6)	-
Carrying value at end of the period		360.9	382.3	-	360.9	-

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       24

10.	Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		3,840.8	3,733.9	2,683.7	3,733.9	2,244.1
Share of results of equity-accounted investee after tax		465.3	255.7	145.7	721.0	344.2
- Mimosa Investments Limited (Mimosa)		269.1	108.0	74.8	377.1	210.5
- Rand Refinery Proprietary Limited (Rand Refinery)		196.2	148.3	77.2	344.5	143.7
- Other		(0.0)	(0.6)	(6.3)	(0.6)	(10.0)
Dividend received from equity accounted investments		(44.5)	(66.5)	(87.0)	(111.0)	(87.0)
Preference shares redeemed		(186.9)	-	(102.8)	(186.9)	(102.8)
Net loan advanced to equity-accounted investee		-	-	0.8	-	1.4
Impairment of investment in Living Gold Proprietary Limited (Living Gold)	4	-	(12.3)	-	(12.3)	-
Impairment of loan to Living Gold	4	-	(14.3)	-	(14.3)	-
Equity-accounted investment retained on loss of control of subsidiary		-	-	956.0	-	956.0
Foreign currency translation		(35.9)	(55.7)	137.5	(91.6)	378.0
Balance at end of the period		4,038.8	3,840.8	3,733.9	4,038.8	3,733.9
Equity accounted investments consist of:
- Mimosa		2,687.7	2,492.3	2,492.4	2,687.7	2,492.4
- Rand Refinery		396.9	387.6	239.3	396.9	239.3
- Peregrine Metals Ltd (Peregrine)		954.1	960.9	978.0	954.1	978.0
- Other equity-accounted investments		0.1	-	24.2	0.1	24.2
Equity-accounted investments		4,038.8	3,840.8	3,733.9	4,038.8	3,733.9
11.	Borrowings

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		27,087.2	24,504.7	28,692.3	24,504.7	25,649.5
Borrowings acquired on acquisition of subsidiary	8.1	-	2,574.8	-	2,574.8	-
Loans raised		3,119.9	15,861.8	9,127.4	18,981.7	17,130.2
- US$600 million RCF		576.0	8,491.1	3,478.2	9,067.1	5,391.6
- R6.0 billion RCF[1]		630.0	520.0	-	1,150.0	360.0
- R5.5 billion RCF		500.0	-	-	500.0	-
- Other borrowings (including DRDGOLD facility)[2]		1,413.9	6,850.7	5,649.2	8,264.6	10,798.6
- US$350 million RCF		-	-	-	-	580.0
Loans repaid		(6,586.4)	(15,421.9)	(13,829.6)	(22,008.3)	(21,231.5)
- US$600 million RCF		(1,154.6)	(4,671.6)	(2,459.5)	(5,826.2)	(2,744.7)
- R6.0 billion RCF		(1,676.4)	(3,370.0)	-	(5,046.4)	-
- Other borrowings (including DRDGOLD facility)[2]		(3,755.4)	(7,380.3)	(5,517.5)	(11,135.7)	(10,854.6)
- 2022 and 2025 Notes		-	-	(5,107.4)	-	(5,107.4)
- US$ Convertible Bond		-	-	(745.2)	-	(745.2)
- US$350 million RCF		-	-	-	-	(1,779.6)
Unwinding of loans recognised at amortised cost	2	191.1	183.3	356.8	374.4	538.3
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		353.2	416.7	463.1	769.9	942.5
Accrued interest paid		(381.2)	(396.5)	(391.2)	(777.7)	(907.2)
Gain on derecognition of borrowings		-	-	(179.7)	-	(179.7)
(Loss)/gain on the revised cash flow of the Burnstone Debt	3	96.6	-	(804.6)	96.6	(804.6)
(Gain)/loss on foreign exchange differences and foreign currency translation		(144.0)	(635.7)	1,070.2	(779.7)	3,367.2
Balance at end of the period		23,736.4	27,087.2	24,504.7	23,736.4	24,504.7
[1]

On 25 October 2019 Sibanye-Stillwater refinanced and settled  its existing R6 billion Revolving Credit Facility maturing on 15 November 2019 with a new 3-year R5.5 billion Revolving Credit Facility on similar terms

[2]	Other borrowings consist mainly of overnight facilities
[3]

On 25 October 2019 Sibanye-Stillwater refinanced its existing R6.0 billion Revolving Credit Facility (RCF), maturing on 15 November 2019, with a new 3-year R5.5 billion RCF on similar terms. The outstanding balance under the R6.0 billion RCF of R2.0 billion was settled by way of a drawdown from the new R5.5 billion RCF. Accrued interest for the quarter was settled from available cash resources

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       25

Borrowings consist of:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
US$600 million RCF	5,711.9	6,316.8	2,726.5	5,711.9	2,726.5
R6.0 billion RCF	-	3,046.4	5,896.4	-	5,896.4
R5.5 billion RCF	2,500.0	-	-	2,500.0	-
2022 and 2025 Notes	9,609.8	9,658.8	9,808.7	9,609.8	9,808.7
US$ Convertible Bond	4,578.6	4,513.7	4,496.6	4,578.6	4,496.6
Burnstone Debt	1,330.4	1,187.5	1,145.1	1,330.4	1,145.1
Other borrowings	5.5	2,364.0	431.4	5.5	431.4
- Uncommitted (short-term) facilities	-	0.2	252.3	-	252.3
- Lonmin facility	-	2,358.1	-	-	-
- DRDGOLD facility	-	-	173.3	-	173.3
- Franco Nevada liability	2.0	2.0	2.0	2.0	2.0
- Stillwater Convertible Debentures	3.5	3.7	3.8	3.5	3.8

Borrowings	23,736.2	27,087.2	24,504.7	23,736.2	24,504.7
Current portion of borrowings	(38.3)	(5,441.3)	(6,188.2)	(38.3)	(6,188.2)
Non-current borrowings	23,697.9	21,645.9	18,316.5	23,697.9	18,316.5

Derivative financial instrument (related to the US$ Convertible Bond)

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at the beginning of the period		950.6	408.9	311.1	408.9	1,093.5
Loss/(gain) on financial instruments[1]	3	3,358.8	552.7	132.0	3,911.5	(678.1)
Gain on derecognition of derivative financial instrument		-	-	(50.3)	-	(50.3)
(Gain)/loss on foreign exchange differences		(164.5)	(11.0)	16.1	(175.5)	43.8
Balance at the end of the period		4,144.9	950.6	408.9	4,144.9	408.9
[1]	The R3,911.5 million loss on financial instrument is mainly attributable to the 258% increase in the Sibanye-Stillwater share price during 2019

11.1 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
31 December 2019
US$600 million RCF	5,711.9	-	5,711.9	-
R5.5 billion RCF	2,500.0	-	2,500.0	-
2022 and 2025 Notes	9,808.4	-	4,951.8	4,856.6
US$ Convertible Bond	5,376.0		5,376.0	-
Burnstone Debt	2,552.9	-	-	2,552.9
Other borrowings	5.5	5.5	-	-

Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Reviewed Dec 2019	Unaudited Revised Jun 2019	Reviewed Dec 2018
Borrowings[1]	26,550.7	26,850.3	23,768.5
Cash and cash equivalents[2]	5,586.3	5,970.1	2,499.4
Net debt[3]	20,964.4	20,880.2	21,269.1
Adjusted EBITDA[4]	14,956.0	6,492.3	8,369.4
Net debt to adjusted EBITDA (ratio)[5]	1.4	3.2	2.5
[1]	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument
[2]	Cash and cash equivalents exclude cash of Burnstone
[3]

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone

[4]

The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

[5]	Net debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       26

Reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Unaudited Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Profit/(loss) before royalties and tax		1,338.6	(2,194.9)	(1,491.0)	(856.3)	(1,224.3)
Adjusted for:
Amortisation and depreciation		4,289.4	2,924.7	3,519.1	7,214.1	6,613.8
Interest income		(273.1)	(287.3)	(290.8)	(560.4)	(482.1)
Finance expense		1,731.2	1,571.3	1,750.5	3,302.5	3,134.7
Share-based payments		200.3	163.0	164.7	363.3	299.4
Loss/(gain) on financial instruments		5,479.6	535.5	(993.9)	6,015.1	(1,704.1)
Gain on foreign exchange differences		(272.9)	(52.6)	(959.0)	(325.5)	(1,169.1)
Share of results of equity-accounted investees after tax		(465.3)	(255.7)	(145.7)	(721.0)	(344.2)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		149.2	(60.3)	(66.6)	88.9	(66.6)
(Gain)/loss on disposal of property, plant and equipment		(81.5)	4.9	(28.4)	(76.6)	(60.2)
Impairments		(7.1)	93.1	2,981.8	86.0	3,041.4
Gain on acquisition		-	(1,103.0)	-	(1,103.0)	-
Restructuring costs		619.2	633.2	48.4	1,252.4	142.8
Transaction costs		350.3	97.5	209.5	447.8	402.5
IFRS 16 lease payments	12	(80.8)	(50.9)	-	(131.7)	-
Gain on derecognition of borrowings and derivative financial instrument		-	-	(230.0)	-	(230.0)
Occupational healthcare expense		(39.6)	-	5.2	(39.6)	15.4
Adjusted EBITDA		12,937.5	2,018.5	4,473.8	14,956.0	8,369.4
12.	Lease liabilities

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		392.7	-	-	-	-
Impact of adopting IFRS 16 on 1 January 2019		-	302.0	-	302.0	-
New leases and modifications		51.5	-	-	51.5	-
Lease liabilities on acquisition of subsidiaries	8.1	-	133.3	-	133.3	-
Repayment of lease liabilities		(80.8)	(50.9)	-	(131.7)	-
Interest charge	2	19.8	14.1	-	33.9	-
Transfers and other movements		-	(5.7)	-	(5.7)	-
Foreign currency translation		(0.4)	(0.1)	-	(0.5)	-
Balance at end of the period		382.8	392.7	-	382.8	-
Current portion of lease liabilities		(110.0)	(104.9)	-	(110.0)	-
Non-current lease liabilities		272.8	287.8	-	272.8	-

Lease payments not recognised as a liability

The group has elected not to recognise a lease liability for short term leases (leases of expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Minimum lease payments are straight lined over the non-cancellable lease period.

Sub-letting and sale and leaseback transactions

There have been no sub-letting and no sale and leaseback transactions applicable to the current financial year.

13.	Environmental rehabilitation obligation and other provisions

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		8,067.2	6,294.2	4,898.7	6,294.2	4,678.7
Interest charge	2	322.6	256.1	209.3	578.7	398.8
Payment of environmental rehabilitation obligation		62.2	(97.1)	(32.3)	(34.9)	(32.3)
Change in estimate charged to profit or loss[1]		88.1	0.8	(87.7)	88.9	(90.4)
Change in estimate capitalised[1]		183.3	(78.2)	618.8	105.1	618.8
Environmental rehabilitation obligation on acquisition of subsidiaries	8.1	-	1,696.9	672.7	1,696.9	672.7
Foreign currency translation		(8.6)	(5.5)	14.7	(14.1)	47.9
Balance at end of the period		8,714.8	8,067.2	6,294.2	8,714.8	6,294.2
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,597.6	7,950.0	6,176.2	8,597.6	6,176.2
Other provisions		117.2	117.2	118.0	117.2	118.0
Environmental rehabilitation obligation and other provisions		8,714.8	8,067.2	6,294.2	8,714.8	6,294.2

1Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates and changes in laws and regulations governing environmental matters

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       27

14.	Occupational healthcare obligation

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including the Sibanye-Stillwater Group, agreed to an approximately R5 billion class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate.

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. This settlement agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the settlement agreement. Sibanye-Stillwater currently has provided R1,282.1 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future based on the number of eligible workers.

On 19 December 2019 Sibanye Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect off trust administration contributions, initial benefit contributions and benefit contributions as required by the Trust Deed.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		1,331.4	1,274.1	1,214.1	1,274.1	1,153.3
Interest charge	2	58.2	57.3	54.8	115.5	105.4
Charge to profit or loss		(39.6)	-	5.2	(39.6)	15.4
Payments made		(67.9)	-	-	(67.9)	-
Balance at end of the period		1,282.1	1,331.4	1,274.1	1,282.1	1,274.1
Current portion of occupational healthcare obligation		(148.7)	(251.2)	(109.9)	(148.7)	(109.9)
Non-current portion of occupational healthcare obligation		1,133.4	1,080.2	1,164.2	1,133.4	1,164.2
15.	Other payables

Figures in million - SA rand
	Reviewed Dec 2019	Reviewed Revised Jun 2019	Audited Dec 2018
Deferred Payment (related to Rustenburg operations acquisition)	2,825.6	2,011.8	2,205.9
Contingent consideration related to SFA (Oxford) acquisition	55.8	50.0	-
Right of recovery payable	79.4	87.1	83.2
Deferred consideration related to Pandora acquisition2	275.9	235.4	-
Dissenting shareholders[1]	-	292.5	287.1
Other non-current payables	212.2	171.7	256.3
Other payables	3,448.9	2,848.5	2,832.5
Current portion of other payables	(761.4)	(669.5)	(303.3)
Non-current other payables	2,687.5	2,179.0	2,529.2
[1]

On 21 August 2019, the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by the dissenting shareholders of the Stillwater Mining Company and the Stillwater Mining Company has settled the remaining amount of US$21 million due to the dissenting shareholders (refer to note 18.2).

[2]	During 2017 Lonmin acquired the remainder of the 50% in Pandora JV. The consideration paid was made up of 3 components as follows:

    - a cash consideration of $4million,

    - deferred minimum payment of R400 million; and

    - a contingent consideration of 20% of  free cash flows from the Pandora operations for 6 years

At acquisition Sibanye valued the deferred minimum payment of R400 million based on an NPV calculation to be R235 million at acquisition and R276 million at 31 December 2019 and Sibanye valued the contingent consideration at a  fair value of zero since Pandora budgeted free cash flow at 20% to be below the R400 million minimum payment for the remaining 4.5 years.

Reconciliation of deferred payment (related to Rustenburg operations acquisition):

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		2,012.0	2,205.9	2,294.9	2,205.9	2,194.7
Interest charge	2	89.5	89.5	100.2	179.0	200.4
Payment of Deferred Payment		-	(283.4)	(38.6)	(283.4)	(38.6)
Loss on revised estimated cash flows		724.1	-	(150.6)	724.1	(150.6)
Balance at end of the period		2,825.6	2,012.0	2,205.9	2,825.6	2,205.9

Reconciliation of dissenting shareholder liability:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		292.5	287.1	1,450.6	287.1	1,349.7
Interest charge	2	10.7	10.5	25.2	21.2	68.1
Payments to dissenting shareholders		(319.4)	-	(1,375.8)	(319.4)	(1,375.8)
Foreign currency translation reserve		16.2	(5.1)	187.1	11.1	245.1
Balance at end of the period		-	292.5	287.1	-	287.1

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       28

16.	Deferred revenue

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of R1,108 million in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date.

During 2016 Lonmin secured competitive funding of $50 million to build the Bulk Tailings re-Treatment plant (BTT), through a finance metal streaming arrangement receivable in instalments. The $50 million has been accounted for as deferred revenue as it will be repaid by way of discounted value of 6E metal sales. Contractual deliveries will be at a discounted price and the value of the discount over and above the $50 million upfront payment will be prorated over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. Sibanye determined the fair value of the  BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2019	Reviewed Revised Jun 2019	Unaudited Dec 2018	Reviewed Dec 2019	Audited Dec 2018
Balance at beginning of the period		8,870.3	6,555.4	-	6,555.4	-
Deferred revenue advance received		1,108.0	1,751.3	6,555.4	2,859.3	6,555.4
Deferred revenue recognised during the period		(2,014.1)	(213.4)	(160.3)	(2,227.5)	(160.3)
Interest charge	2	202.9	149.4	160.3	352.3	160.3
Deferred revenue recognised on acquisition of subsidiary		-	627.6	-	627.6	-
Balance at end of the period		8,167.1	8,870.3	6,555.4	8,167.1	6,555.4
Current portion of deferred revenue		(1,270.6)	(2,145.8)	(30.1)	(1,270.6)	(30.1)
Non-current portion of deferred revenue		6,896.5	6,724.5	6,525.3	6,896.5	6,525.3
17.	Fair value of financial assets and financial liabilities, and risk management

17.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 December 2019. The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Dec 2019			Reviewed Revised Jun 2019			Audited Dec 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	4,203.8	398.4	-	3,692.1	854.2	-	3,634.0	364.7	-
- Trade receivables - PGM sales	2,681.1	-	-	3,217.8	-	-	5,310.1	-	-
- Other investments	486.3	-	112.4	72.3	-	378.1	81.5	-	74.5
Financial liabilities measured at fair value
- Derivative financial instrument[1]	-	4,144.9	-	-	950.6	-	-	408.8
- Rand gold forward sale contracts	-	68.3	-	-	164.0	-	-	240.8

1The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs

17.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the year ended 31 December 2019, the Group realised a profit of R432.9 million (31 December 2018: loss of R2,520.7 million). As at 31 December 2019 the Group’s current assets exceeded its current liabilities by R11,836.9 million (31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R31,138.4 million (31 December 2018: R24,724.4 million). During the year ended 31 December 2019 the Group generated net cash from operating activities of R9,464.0 million (31 December 2018: R12,197.2 million).

The Group currently has committed undrawn debt facilities of R5,688 million at 31 December 2019 (2018: R5,987 million) and cash balances of R5,619.0 million (31 December 2018: R2,549.1 million). On 25 October 2019 the R6,000 million RCF was successfully refinanced with a R5,500 billion RCF maturing on 10 November 2022 . US$150 million (R2,100 million) of these committed facilities mature in April 2021, with the remainder maturing only after April 2022.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) as at 31 December 2019 was 1.4:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 6.5:1 (31 December 2018: 2.5:1 and 4.9:1). Both well within the maximum permitted leverage ratio of at most 3.5:1 through to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF (together the RCFs).

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       29

Gold and PGMs are sold in US dollars with most of the South African operating costs incurred in rand, the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate. High levels of volatility in commodity prices may also impact on profitability. Due to the nature of deep level mining, industrial accidents and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations may be adversely affected by labour unrests and union activity. These factors could impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

Various events during 2018 and 2019 (2018 safety issues, 2018/2019 gold strike, SA PGM offtake contract change, as well as commodity price and exchange rate volatility) impacted negatively on group earnings and cash flows. Additionally, during 2019, the Group has had to manage delays in approval of the Lonmin acquisition, the take on of inherent uncertainties within the Lonmin business, alongside the now successfully concluded 3 yearly PGM wage negotiations. Good levels of liquidity were maintained throughout the year to manage this increased uncertainty. The Group issued 108.9 million ordinary shares for R1.7 billion on 15 April 2019 and executed a US$125 million (R1.8 billion) gold prepayment transaction on 11 April 2019, to enhance liquidity and balance sheet flexibility. A few days later, on 17 April 2019, AMCU, one of Sibanye-Stillwater’s labour unions, withdrew its wage demands and ended its five-month strike action at the gold operations. Various quarterly covenant amendments were also requested, and approved by the RCF lenders, during 2019 to accommodate possible abnormal fluctuations in 12-month trailing adjusted EBITDA.  A new 3-year R5.5 billion ZAR RCF was successfully concluded during October 2019 to refinance the maturing R6 billion ZAR RCF. Commodity prices have increased markedly during the third quarter of 2019, significantly improving operating cash flows and outlook.

The Group has thoroughly demonstrated its ability to proactively manage liquidity risk through the above, and other initiatives, during 2019.  Improved geographical and commodity diversification, along with improved commodity price outlook, and increased operational scale have enabled management to successfully navigate the simultaneous impact of these abnormal events, positioning the Group for a rapid return to its targeted leverage ratio of 1:1 during 2020.

If required the Group could increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities if needed. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure adequate liquidity and compliance with debt covenants.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated provisional financial statements for the year ended 31 December 2019, therefore, have been prepared on a going concern basis.

18.	Contingent liabilities

18.1 Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants have filed a motion to dismiss the Class Action. The Court may decide the motion to dismiss with or without oral argument. As the case is still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

18.2 Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware. The Company will continue to defend itself against opportunistic, short-term and self-interested legal action, to protect the interests of our stakeholders.

19.	Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 31 December 2019, other than those discussed below.

19.1 Sibanye Gold Limited scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (trading as Sibanye-Stillwater) and Sibanye Stillwater Limited announced the intention to implement a scheme of arrangement to reorganise Sibanye Gold Limited’s operations under a new parent company, Sibanye Stillwater Limited (the “Scheme”). Under the Scheme, Sibanye Stillwater Limited will acquire Sibanye Gold Limited and its controlled entities. On 23 January 2020 Sibanye Gold Limited and Sibanye Stillwater Limited announced that all resolutions for the approval of the Scheme, were passed by the requisite majority voters at the Scheme Meeting held at the Sibanye Gold Limited Academy.

Sibanye Stillwater Limited determined that the acquisition of Sibanye Gold Limited will not represent a business combination as defined by IFRS 3 "Business Combinations". This is because neither party to the Scheme can be identified as an accounting acquirer in the transaction, and post the implementation there will be no change of economic substance or ownership in the Sibanye Gold Limited Group. The Sibanye Gold Limited shareholders will have the same commercial and economic interest as they have prior to the implementation of the Scheme and no additional new ordinary shares of Sibanye Gold Limited will be issued as part of the Scheme. The consolidated financial statements of Sibanye Stillwater Limited therefore will reflect that the arrangement is in substance a continuation of the existing Sibanye Gold Limited Group. Sibanye Gold Limited will be the predecessor of Sibanye Stillwater Limited for financial reporting purposes and for

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       30

future consolidated financial reporting periods Sibanye Stillwater Limited's consolidated comparative information will be presented as if the reorganisation had occurred before the start of the earliest period presented.

The expected date of implementation of the Scheme is Monday, 24 February 2020.

19.2 DRDGOLD Increase in shareholding

On 10 January 2020, Sibanye-Stillwater announced that it has exercised its option to subscribe for c.168 million additional ordinary shares of DRDGOLD Limited (“DRDGOLD”) to attain a 50.1% shareholding in DRDGOLD. The option was exercised on 8 January 2020 in terms of the DRDGOLD option agreement between Sibanye-Stillwater and DRDGOLD, entered into on 22 November 2017. The subscription price for each Option Share was R6.46 per share, payable in cash, representing a 22.69% discount to the closing price of R8.35 per DRDGOLD share and a 10% discount to the 30-day volume weighted average traded price.

19.3 Section189A consultations

On 16 January 2020, Sibanye-Stillwater advised that the consultation process with relevant stakeholders in terms of Section 189A (S189) of the Labour Relations Act, 66 of 1995 (LRA), regarding the proposed restructuring of its Marikana operation and associated services (previously Lonmin), has been concluded.

19.4 Palladium hedge agreement

On 17 January 2020, Stillwater Mining Company Limited (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement commencing on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,500 and US$3,400 per ounce, respectively.

19.5 BTT release agreement

On 24 January 2020, Western Platinum Proprietary Limited, Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”). The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the Metals Purchase Agreement (“MPA”) for an amount of US$50 million to be settled in cash (“the Early Settlement”).

20.	Review report of the independent auditor

These condensed consolidated provisional financial statements for the year ended 31 December 2019, have been reviewed by the Company’s auditor, Ernst & Young Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       31

21.	Segment reporting

Figures in million

	For the six months ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	49,390.5	15,541.1	33,965.3	21,339.4	8,050.7	9,818.7	3,318.2	151.8	1,231.1	(1,231.1)	12,625.9	3,006.2	4,100.5	2,748.8	451.8	2,111.4	207.2	(115.9)
Underground	37,100.9	7,128.9	30,087.9	20,673.5	7,599.5	9,755.8	3,318.2	-	1,231.1	(1,231.1)	9,414.4	3,006.2	3,489.1	2,706.9	11.8	-	200.4	(115.9)
Surface	3,877.4	-	3,877.4	665.9	451.2	62.9	-	151.8	-	-	3,211.5	-	611.4	41.9	440.0	2,111.4	6.8	-
Recycling	8,412.2	8,412.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(35,438.3)	(11,236.7)	(24,201.6)	(14,079.6)	(5,132.6)	(7,219.7)	(1,617.6)	(109.7)	(649.7)	649.7	(10,122.0)	(2,574.2)	(3,744.3)	(2,022.4)	(337.1)	(1,444.0)	-	-
Underground	(24,331.4)	(3,072.2)	(21,259.2)	(13,459.0)	(4,621.7)	(7,219.7)	(1,617.6)	-	(649.7)	649.7	(7,800.2)	(2,577.4)	(3,208.8)	(2,006.5)	(7.5)	-	-	-
Surface	(2,942.4)	-	(2,942.4)	(620.6)	(510.9)	-	-	(109.7)	-	-	(2,321.8)	3.2	(535.5)	(15.9)	(329.6)	(1,444.0)	-	-
Recycling	(8,164.5)	(8,164.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(1,014.7)	28.1	(1,042.8)	(506.6)	(105.4)	(336.0)	(52.8)	(12.4)	-	-	(536.2)	(53.4)	(33.8)	(39.2)	(293.0)	(23.4)	(93.4)	-
Adjusted EBITDA	12,937.5	4,332.5	8,720.9	6,753.2	2,812.7	2,263.0	1,647.8	29.7	581.4	(581.4)	1,967.7	378.6	322.4	687.2	(178.3)	644.0	113.8	(115.9)
Amortisation and depreciation	(4,289.4)	(1,193.3)	(3,096.1)	(1,201.6)	(472.4)	(478.2)	(246.2)	(2.5)	(119.8)	117.5	(1,894.5)	(705.0)	(636.0)	(430.9)	(7.6)	(84.2)	(30.8)	-
Interest income	273.1	86.9	186.2	28.4	2.9	(13.3)	36.5	1.2	1.4	(0.3)	157.8	39.2	31.4	23.9	19.0	34.4	9.9	-
Finance expense	(1,731.2)	(141.5)	(1,739.1)	(436.1)	(703.0)	(223.6)	(73.9)	-	(10.3)	574.7	(1,303.0)	(103.6)	(104.0)	(57.6)	(36.9)	(31.2)	(969.7)	149.4
Share-based payments	(200.3)	(30.6)	(169.7)	-	-	-	-	-	-	-	(169.7)	-	-	-	-	(46.0)	(123.7)	-
Net other[3]	(4,809.8)	7.2	(4,817.0)	(1,523.6)	(11,383.7)	100.1	(4.6)	0.7	(43.0)	9,806.9	(3,293.4)	3.5	9.5	(1.1)	(90.2)	10.8	(3,225.9)	-
Non-underlying items[4]	(841.3)	(31.5)	(809.8)	(562.0)	1.3	(608.2)	44.9	-	(8.6)	8.6	(247.8)	22.7	6.2	11.0	(4.8)	0.2	(283.1)	-
Royalties and carbon tax	(326.6)	-	(326.6)	(264.6)	(213.0)	(47.2)	(4.4)	-	(39.4)	39.4	(62.0)	(14.7)	(20.1)	(25.1)	(2.1)	-	-	-
Current taxation	(1,192.4)	(290.0)	(902.4)	(1,009.9)	(624.4)	51.5	(436.6)	-	(88.3)	87.9	107.5	(22.7)	(5.5)	(13.3)	-	(73.9)	222.9	-
Deferred taxation	783.9	(111.7)	895.6	51.2	24.6	(0.2)	36.2	(8.0)	(4.3)	2.9	844.4	(392.4)	(163.2)	(159.7)	-	(109.4)	1,669.1	-
Profit/(loss) for the period	603.5	2,628.0	(2,058.0)	1,835.0	(10,555.0)	1,043.9	999.7	21.1	269.1	10,056.2	(3,893.0)	(794.4)	(559.3)	34.4	(300.9)	344.7	(2,617.5)	33.5
Attributable to:
Owners of Sibanye-Stillwater	316.8	2,628.0	(2,344.7)	1,763.0	(10,555.0)	972.7	999.7	19.4	269.1	10,057.1	(4,107.7)	(794.4)	(559.3)	34.4	(300.9)	131.1	(2,618.6)	33.5
Non-controlling interests	286.7	-	286.7	72.0	-	71.2	-	1.7	-	(0.9)	214.7	-	-	-	-	213.6	1.1	-
Sustaining capital expenditure	(1,588.0)	(255.5)	(1,332.5)	(895.4)	(188.2)	(565.0)	(136.3)	(5.5)	(177.5)	177.1	(437.1)	(144.5)	(210.4)	(49.5)	-	(32.7)	-	-
Ore reserve development	(2,291.1)	(450.1)	(1,841.0)	(778.4)	(249.8)	(528.6)	-	-	-	-	(1,062.6)	(431.5)	(441.6)	(189.5)	-	-	-	-
Growth projects	(1,243.8)	(1,092.8)	(151.0)	(11.3)	(1.8)	0.7	-	(10.2)	-	-	(139.7)	-	(79.9)	(1.4)	-	(10.9)	(47.5)	-
Total capital expenditure	(5,122.9)	(1,798.4)	(3,324.5)	(1,685.1)	(439.8)	(1,092.9)	(136.3)	(15.7)	(177.5)	177.1	(1,639.4)	(576.0)	(731.9)	(240.4)	-	(43.6)	(47.5)	-

	For the six months ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
US dollars[5]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	3,385.9	1,060.4	2,333.5	1,467.8	553.6	677.3	226.6	10.3	83.7	(83.7)	865.7	207.5	280.2	188.8	30.7	144.1	14.4	(8.0)
Underground	2,547.6	486.4	2,069.2	1,422.2	522.6	673.0	226.6	-	83.7	(83.7)	647.0	207.5	238.7	186.1	0.8	-	13.9	(8.0)
Surface	264.3	-	264.3	45.6	31.0	4.3	-	10.3	-	-	218.7	-	41.5	2.7	29.9	144.1	0.5	-
Recycling	574.0	574.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,424.6)	(766.5)	(1,658.1)	(968.5)	(353.2)	(497.8)	(110.0)	(7.5)	(44.0)	44.0	(689.6)	(175.7)	(254.9)	(137.8)	(22.9)	(98.3)	-	-
Underground	(1,667.0)	(209.2)	(1,457.8)	(926.0)	(318.2)	(497.8)	(110.0)	-	(44.0)	44.0	(531.8)	(175.9)	(218.6)	(136.8)	(0.5)	-	-	-
Surface	(200.3)	-	(200.3)	(42.5)	(35.0)	-	-	(7.5)	-	-	(157.8)	0.2	(36.3)	(1.0)	(22.4)	(98.3)	-	-
Recycling	(557.3)	(557.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(68.9)	2.0	(70.9)	(34.8)	(7.2)	(23.2)	(3.6)	(0.8)	-	-	(36.1)	(3.4)	(2.2)	(2.5)	(20.0)	(1.5)	(6.5)	-
Adjusted EBITDA	892.4	295.9	604.5	464.5	193.2	156.3	113.0	2.0	39.7	(39.7)	140.0	28.4	23.1	48.5	(12.2)	44.3	7.9	(8.0)
Amortisation and depreciation	(292.9)	(81.2)	(211.7)	(82.0)	(32.1)	(33.0)	(16.7)	(0.1)	(8.1)	8.0	(129.7)	(48.5)	(43.2)	(29.6)	(0.5)	(5.7)	(2.2)	-
Interest income	18.6	5.9	12.7	1.8	0.2	(1.0)	2.4	0.1	0.1	-	10.9	2.7	2.2	1.7	1.3	2.4	0.6	-
Finance expense	(117.7)	(8.8)	(119.4)	(29.9)	(47.7)	(15.4)	(5.1)	-	(0.7)	39.0	(89.5)	(7.0)	(7.0)	(3.9)	(2.5)	(2.1)	(67.0)	10.5
Share-based payments	(13.6)	(2.1)	(11.5)	-	-	-	-	-	-	-	(11.5)	-	-	-	-	(3.1)	(8.4)	-
Net other[3]	(332.6)	0.5	(333.1)	(105.3)	(787.2)	7.0	(0.3)	0.1	(2.9)	678.0	(227.8)	0.2	0.6	(0.1)	(6.2)	0.6	(222.9)	-
Non-underlying items[4]	(58.5)	(2.2)	(56.3)	(40.0)	0.1	(43.1)	3.1	-	(0.6)	0.5	(16.3)	1.8	0.5	0.9	(0.4)	-	(19.1)	-
Royalties and carbon tax	(22.4)	-	(22.4)	(18.2)	(14.6)	(3.3)	(0.3)	-	(2.6)	2.6	(4.2)	(1.0)	(1.4)	(1.7)	(0.1)	-	-	-
Current taxation	(81.7)	(19.8)	(61.9)	(69.4)	(42.8)	3.6	(30.1)	-	(6.1)	6.0	7.5	(1.6)	(0.4)	(0.9)	-	(5.1)	15.5	-
Deferred taxation	50.7	(9.7)	60.4	3.7	1.7	-	2.6	(0.5)	(0.3)	0.2	56.7	(27.7)	(11.7)	(11.4)	-	(7.6)	115.1	-
Profit/(loss) for the period	42.3	178.5	(138.7)	125.2	(729.2)	71.1	68.6	1.6	18.5	694.6	(263.9)	(52.7)	(37.3)	3.5	(20.6)	23.7	(180.5)	2.5
Attributable to:
Owners of Sibanye-Stillwater	22.6	178.5	(158.4)	120.2	(729.2)	66.1	68.6	1.5	18.5	694.7	(278.6)	(52.7)	(37.3)	3.5	(20.6)	9.1	(180.6)	2.5
Non-controlling interests	19.7	-	19.7	5.0	-	5.0	-	0.1	-	(0.1)	14.7	-	-	-	-	14.6	0.1	-
Sustaining capital expenditure	(109.3)	(17.5)	(91.8)	(61.6)	(12.9)	(39.0)	(9.3)	(0.4)	(12.0)	12.0	(30.2)	(10.0)	(14.5)	(3.4)	-	(2.3)	-	-
Ore reserve development	(156.8)	(30.4)	(126.4)	(53.5)	(16.9)	(36.6)	-	-	-	-	(72.9)	(29.7)	(30.2)	(13.0)	-	-	-	-
Growth projects	(84.7)	(74.3)	(10.4)	(0.8)	(0.1)	-	-	(0.7)	-	-	(9.6)	-	(5.5)	(0.1)	-	(0.7)	(3.3)	-
Total capital expenditure	(350.8)	(122.2)	(228.6)	(115.9)	(29.9)	(75.6)	(9.3)	(1.1)	(12.0)	12.0	(112.7)	(39.7)	(50.2)	(16.5)	-	(3.0)	(3.3)	-
1

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction

2

Net other cash costs consist of care and maintenance, strike costs and other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 11.1

3

Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

4

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

5	The average exchange rate for the six months ended 31 December 2019 was R14.69/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       32

Figures in million

	For the six months ended 30 Jun 2019 (Reviewed) (Revised)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	23,534.9	11,323.4	12,257.3	6,239.0	2,448.8	1,369.2	2,272.2	148.8	1,111.5	(1,111.5)	6,018.3	296.9	2,708.0	1,049.4	376.6	1,509.6	77.8	(45.8)
Underground	14,427.3	5,214.4	9,258.7	5,943.0	2,301.6	1,369.2	2,272.2	-	1,111.5	(1,111.5)	3,315.7	295.2	2,063.3	870.0	9.4	-	77.8	(45.8)
Surface	2,998.6	-	2,998.6	296.0	147.2	-	-	148.8	-	-	2,702.6	1.7	644.7	179.4	367.2	1,509.6	-	-
Recycling	6,109.0	6,109.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(20,662.1)	(8,332.7)	(12,329.4)	(4,117.1)	(1,334.3)	(1,220.2)	(1,458.7)	(103.9)	(686.6)	686.6	(8,212.3)	(1,864.4)	(3,128.6)	(1,646.8)	(280.2)	(1,292.3)	-	-
Underground	(12,188.9)	(2,528.6)	(9,660.3)	(3,748.9)	(1,070.0)	(1,220.2)	(1,458.7)	-	(686.6)	686.6	(5,911.4)	(1,851.2)	(2,532.3)	(1,518.8)	(9.1)	-	-	-
Surface	(2,669.1)	-	(2,669.1)	(368.2)	(264.3)	-	-	(103.9)	-	-	(2,300.9)	(13.2)	(596.3)	(128.0)	(271.1)	(1,292.3)	-	-
Recycling	(5,804.1)	(5,804.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(854.3)	(32.3)	(822.0)	(78.9)	(50.7)	36.1	(50.6)	(12.9)	(8.0)	7.2	(743.1)	(144.2)	(118.9)	(140.6)	(275.6)	(7.3)	(56.5)	-
Adjusted EBITDA	2,018.5	2,958.4	(894.1)	2,043.0	1,063.8	185.1	762.9	32.0	416.9	(417.7)	(2,937.1)	(1,711.7)	(539.5)	(738.0)	(179.2)	210.0	21.3	(45.8)
Amortisation and depreciation	(2,924.7)	(1,092.3)	(1,832.4)	(717.4)	(442.0)	(22.2)	(248.6)	(2.3)	(98.9)	96.6	(1,115.0)	(215.5)	(564.9)	(209.1)	(7.5)	(87.9)	(30.1)	-
Interest income	287.3	58.3	229.0	117.4	41.7	44.2	30.6	0.1	0.8	-	111.6	20.9	21.6	7.5	20.8	30.1	10.7	-
Finance expense	(1,571.3)	(779.2)	(642.7)	(268.1)	(704.5)	(58.8)	(73.0)	-	(11.5)	579.7	(374.6)	(139.2)	(138.9)	(83.5)	(36.8)	(41.8)	65.6	(149.4)
Share-based payments	(163.0)	(22.8)	(140.2)	-	-	-	-	-	-	-	(140.2)	-	-	-	-	(18.2)	(122.0)	-
Net other[4]	(116.0)	1.1	(117.1)	10.4	1.9	(87.2)	4.3	0.4	(94.2)	185.2	(127.5)	14.0	21.5	14.5	(23.7)	70.8	(224.6)	-
Non-underlying items[5]	274.3	(43.1)	317.4	820.8	1.1	820.9	(0.1)	-	(18.9)	17.8	(503.4)	(192.2)	(41.3)	(123.4)	(2.1)	4.1	(148.5)	-
Royalties	(117.3)	-	(117.3)	(93.6)	(83.1)	(7.3)	(3.2)	-	(37.7)	37.7	(23.7)	(1.9)	(14.1)	(5.7)	(2.0)	-	-	-
Current taxation	(656.3)	(191.3)	(465.0)	(293.8)	(155.9)	(38.2)	(99.4)	-	(47.2)	46.9	(171.2)	-	-	-	-	4.8	(176.0)	-
Deferred taxation	2,797.8	1,548.0	1,249.8	(37.1)	5.4	0.2	(36.9)	(8.5)	(1.3)	4.0	1,286.9	467.2	313.6	249.6	-	(20.5)	277.0	-
(Loss)/profit for the period	(170.7)	2,437.1	(2,412.6)	1,581.6	(271.6)	836.7	336.6	21.7	108.0	550.2	(3,994.2)	(1,758.4)	(942.0)	(888.1)	(230.5)	151.4	(326.6)	(195.2)
Attributable to:
Owners of Sibanye-Stillwater	(254.7)	2,437.1	(2,496.6)	1,592.0	(271.6)	848.9	336.6	19.9	108.0	550.2	(4,088.6)	(1,758.4)	(942.0)	(888.1)	(230.5)	57.6	(327.2)	(195.2)
Non-controlling interests	84.0	-	84.0	(10.4)	-	(12.2)	-	1.8	-	-	94.4	-	-	-	-	93.8	0.6	-
Sustaining capital expenditure	(451.3)	(66.2)	(385.1)	(307.8)	(128.1)	(95.4)	(76.5)	(7.8)	(165.6)	165.6	(77.3)	(18.5)	(27.7)	(21.0)	-	(10.1)	-	-
Ore reserve development	(1,110.8)	(586.1)	(524.7)	(250.8)	(250.8)		-	-	-	-	(273.9)	(81.4)	(148.8)	(43.7)	-	-	-	-
Growth projects	(1,021.1)	(942.2)	(78.9)	(3.9)	-	(0.7)	-	(3.2)	-	-	(75.0)	-	(29.0)	(0.7)	-	(28.1)	(17.2)	-
Total capital expenditure	(2,583.2)	(1,594.5)	(988.7)	(562.5)	(378.9)	(96.1)	(76.5)	(11.0)	(165.6)	165.6	(426.2)	(99.9)	(205.5)	(65.4)	-	(38.2)	(17.2)	-

	For the six months ended 30 Jun 2019 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
US dollars[6]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	1,657.4	797.4	863.2	439.4	172.5	96.4	160.0	10.5	78.3	(78.3)	423.8	20.9	190.7	73.9	26.6	106.3	5.4	(3.2)
Underground	1,016.0	367.2	652.0	418.5	162.1	96.4	160.0	-	78.3	(78.3)	233.5	20.8	145.3	61.3	0.7	-	5.4	(3.2)
Surface	211.2	-	211.2	20.9	10.4	-	-	10.5	-	-	190.3	0.1	45.4	12.6	25.9	106.3	-	-
Recycling	430.2	430.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,455.1)	(586.8)	(868.3)	(289.9)	(94.0)	(85.9)	(102.7)	(7.3)	(48.4)	48.4	(578.4)	(131.3)	(220.4)	(116.0)	(19.7)	(91.0)	-	-
Underground	(858.5)	(178.1)	(680.4)	(264.0)	(75.4)	(85.9)	(102.7)	-	(48.4)	48.4	(416.4)	(130.4)	(178.4)	(107.0)	(0.6)	-	-	-
Surface	(187.9)	-	(187.9)	(25.9)	(18.6)	-	-	(7.3)	-	-	(162.0)	(0.9)	(42.0)	(9.0)	(19.1)	(91.0)	-	-
Recycling	(408.7)	(408.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(60.4)	(2.3)	(58.1)	(5.7)	(3.6)	2.5	(3.6)	(0.9)	(0.6)	0.5	(52.4)	(10.2)	(8.4)	(9.9)	(19.4)	(0.5)	(4.0)	-
Adjusted EBITDA	141.9	208.3	(63.2)	143.8	74.9	13.0	53.7	2.3	29.3	(29.4)	(207.0)	(120.6)	(38.1)	(52.0)	(12.5)	14.8	1.4	(3.2)
Amortisation and depreciation	(206.0)	(76.9)	(129.1)	(50.6)	(31.1)	(1.6)	(17.5)	(0.2)	(7.0)	6.8	(78.5)	(15.2)	(39.8)	(14.7)	(0.5)	(6.2)	(2.1)	-
Interest income	20.2	4.1	16.1	8.3	2.9	3.1	2.2	-	0.1	-	7.8	1.5	1.5	0.5	1.5	2.1	0.7	-
Finance expense	(110.7)	(54.9)	(45.3)	(18.8)	(49.6)	(4.1)	(5.1)	-	(0.8)	40.8	(26.5)	(9.8)	(9.8)	(5.9)	(2.6)	(2.9)	4.5	(10.5)
Share-based payments	(11.5)	(1.6)	(9.9)	-	-	-	-	-	-	-	(9.9)	-	-	-	-	(1.3)	(8.6)	-
Net other[4]	(7.9)	0.1	(8.0)	0.7	0.1	(6.1)	0.3	-	(6.6)	13.0	(8.7)	1.0	1.5	1.0	(1.7)	5.0	(15.5)	-
Non-underlying items[5]	19.3	(3.0)	22.3	57.9	0.1	57.8	-	-	(1.3)	1.3	(35.6)	(13.5)	(2.9)	(8.7)	(0.1)	0.3	(10.7)	-
Royalties	(8.3)	-	(8.3)	(6.6)	(5.9)	(0.5)	(0.2)	-	(2.7)	2.7	(1.7)	(0.1)	(1.0)	(0.4)	(0.2)	-	-	-
Current taxation	(46.2)	(13.5)	(32.7)	(20.7)	(11.0)	(2.7)	(7.0)	-	(3.3)	3.3	(12.0)	-	-	-	-	0.3	(12.3)	-
Deferred taxation	197.0	109.0	88.0	(2.6)	0.4	-	(2.6)	(0.6)	(0.1)	0.3	90.6	32.9	22.1	17.6	-	(1.4)	19.4	-
(Loss)/profit for the period	(12.2)	171.6	(170.1)	111.4	(19.2)	58.9	23.8	1.5	7.6	38.8	(281.5)	(123.8)	(66.5)	(62.6)	(16.1)	10.7	(23.2)	(13.7)
Attributable to:				-
Owners of Sibanye-Stillwater	(18.1)	171.6	(176.0)	112.2	(19.2)	59.8	23.8	1.4	7.6	38.8	(288.2)	(123.8)	(66.5)	(62.6)	(16.1)	4.0	(23.2)	(13.7)
Non-controlling interests	5.9	-	5.9	(0.8)	-	(0.9)	-	0.1	-	-	6.7	-	-	-	-	6.7	-	-
Sustaining capital expenditure	(31.8)	(4.7)	(27.1)	(21.6)	(9.0)	(6.7)	(5.4)	(0.5)	(11.7)	11.7	(5.5)	(1.3)	(2.0)	(1.5)	-	(0.7)	-	-
Ore reserve development	(78.5)	(41.3)	(37.2)	(17.7)	(17.7)	-	-	-	-	-	(19.5)	(5.8)	(10.6)	(3.1)	-	-	-	-
Growth projects	(71.8)	(66.4)	(5.4)	(0.2)	-	-	-	(0.2)	-	-	(5.2)	-	(2.0)	-	-	(2.0)	(1.2)	-
Total capital expenditure	(182.1)	(112.4)	(69.7)	(39.5)	(26.7)	(6.7)	(5.4)	(0.7)	(11.7)	11.7	(30.2)	(7.1)	(14.6)	(4.6)	-	(2.7)	(1.2)	-

1The SA PGM operations’ results for the six months ended 30 June 2019 include the Marikana operations for one month since acquisition (refer to note 8.1)

2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction

3Net other cash costs consist of care and maintenance, strike costs and other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 11.1

4  Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5  Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, restructuring costs and transaction costs as detailed in profit or loss

6  The average exchange rate for the six months ended 30 June 2019 was R14.20/US$
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       33

Figures in million

	For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS														GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	26,746.4	8,431.7	18,341.4	8,364.9	6,167.4	2,085.3	112.2	940.8	(940.8)	9,976.5	2,093.8	4,010.1	2,295.8	549.9	1,047.5	(20.6)	(26.7)
Underground	20,320.7	4,898.6	15,448.8	7,812.7	5,727.4	2,085.3	-	940.8	(940.8)	7,636.1	1,994.7	3,403.4	2,216.6	42.0	-	(20.6)	(26.7)
Surface	2,892.6	-	2,892.6	552.2	440.0	-	112.2	-	-	2,340.4	99.1	606.7	79.2	507.9	1,047.5	-	-
Recycling	3,533.1	3,533.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(21,872.8)	(6,167.3)	(15,705.5)	(6,379.9)	(4,807.2)	(1,483.7)	(89.0)	(651.8)	651.8	(9,325.6)	(2,731.9)	(3,199.2)	(1,945.0)	(429.5)	(1,020.0)	-	-
Underground	(15,891.6)	(2,757.7)	(13,133.9)	(5,866.2)	(4,382.5)	(1,483.7)	-	(651.8)	651.8	(7,267.7)	(2,654.4)	(2,698.3)	(1,905.7)	(9.3)	-	-	-
Surface	(2,571.6)	-	(2,571.6)	(513.7)	(424.7)	-	(89.0)	-	-	(2,057.9)	(77.5)	(500.9)	(39.3)	(420.2)	(1,020.0)	-	-
Recycling	(3,409.6)	(3,409.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(399.8)	0.1	(399.9)	(104.3)	(71.4)	(31.7)	(0.7)	-	(0.5)	(295.6)	(26.3)	(24.7)	(27.2)	(299.4)	8.7	73.3	-
Adjusted EBITDA	4,473.8	2,264.5	2,236.0	1,880.7	1,288.8	569.9	22.5	289.0	(289.5)	355.3	(664.4)	786.2	323.6	(179.0)	36.2	52.7	(26.7)
Amortisation and depreciation	(3,519.1)	(1,209.6)	(2,309.5)	(573.0)	(379.1)	(190.2)	(1.7)	(101.1)	99.1	(1,736.5)	(614.1)	(719.0)	(330.5)	(2.7)	(57.9)	(12.3)	-
Interest income	290.8	45.9	244.9	46.9	12.7	33.2	-	-	1.0	198.0	48.8	39.9	26.5	25.5	26.1	31.2	-
Finance expense	(1,750.5)	(1,011.1)	(579.1)	(211.4)	(1,742.6)	(67.5)	-	(8.2)	1,606.9	(367.7)	(117.1)	(122.8)	(73.0)	(41.0)	(33.0)	19.2	(160.3)
Share-based payments	(164.7)	(19.1)	(145.6)	-	-	-	-	-	-	(145.6)	-	-	-	-	(3.2)	(142.4)	-
Net other[4]	2,165.2	(1.2)	2,166.4	640.0	4,403.8	109.9	0.7	(7.5)	(3,866.9)	1,526.4	(326.4)	(74.7)	(40.9)	(70.4)	(419.1)	2,457.9	-
Non-underlying items[5]	(2,986.5)	(33.2)	(2,953.3)	(9.2)	(9.4)	0.2	-	-	-	(2,944.1)	(2,159.5)	15.3	(160.2)	(16.9)	(4.6)	(618.2)	-
Royalties	(108.9)	-	(108.9)	(141.1)	(138.0)	(3.1)	-	(28.7)	28.7	32.2	16.5	19.4	(0.9)	(2.7)	-	(0.1)	-
Current taxation	58.9	238.1	(179.2)	(250.7)	(249.9)	-	-	(49.9)	49.1	71.5	-	(101.2)	1.6	-	(3.0)	174.1	-
Deferred taxation	(1,058.0)	(1,838.9)	780.9	(115.1)	37.0	(148.5)	(4.1)	(18.8)	19.3	896.0	736.3	291.4	110.2	-	(132.0)	(109.9)	-
(Loss)/profit for the period	(2,599.0)	(1,564.6)	(847.4)	1,267.1	3,223.3	303.9	17.4	74.8	(2,352.3)	(2,114.5)	(3,079.9)	134.5	(143.6)	(287.2)	(590.5)	1,852.2	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,576.3)	(1,564.6)	(824.7)	1,265.7	3,223.3	303.9	16.0	74.8	(2,352.3)	(2,090.4)	(3,079.9)	134.5	(143.6)	(287.2)	(565.8)	1,851.6	(187.0)
Non-controlling interests	(22.7)	-	(22.7)	1.4	-	-	1.4	-	-	(24.1)	-	-	-	-	(24.7)	0.6	-
Sustaining capital expenditure	(832.6)	(149.5)	(683.1)	(320.9)	(224.7)	(91.5)	(4.7)	(105.2)	105.2	(362.2)	(144.0)	(145.2)	(58.4)	-	(14.5)	(0.1)	-
Ore reserve development	(1,833.8)	(559.3)	(1,274.5)	(251.2)	(251.2)	-	-	-	-	(1,023.3)	(398.0)	(441.7)	(183.6)	-	-	-	-
Growth projects	(1,361.9)	(906.3)	(455.6)	(23.7)	-	-	(23.7)	-	-	(431.9)	(0.1)	(69.1)	(1.4)	-	(303.3)	(58.0)	-
Total capital expenditure	(4,028.3)	(1,615.1)	(2,413.2)	(595.8)	(475.9)	(91.5)	(28.4)	(105.2)	105.2	(1,817.4)	(542.1)	(656.0)	(243.4)	-	(317.8)	(58.1)	-

	For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS														GROUP
US dollars[6]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[1]	Cor- porate[1]
Revenue	1,883.7	594.3	1,291.4	593.1	436.2	148.9	8.0	65.8	(65.8)	698.3	140.8	279.4	160.2	39.9	79.1	(1.1)	(2.0)
Underground	1,430.5	349.8	1,082.7	554.5	405.6	148.9	-	65.8	(65.8)	528.2	134.7	236.9	154.5	3.2	-	(1.1)	(2.0)
Surface	208.7	-	208.7	38.6	30.6	-	8.0	-	-	170.1	6.1	42.5	5.7	36.7	79.1	-	-
Recycling	244.5	244.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,540.0)	(434.1)	(1,105.9)	(449.1)	(337.9)	(104.9)	(6.3)	(45.9)	45.9	(656.8)	(189.5)	(223.5)	(135.7)	(31.0)	(77.1)	-	-
Underground	(1,118.4)	(198.2)	(920.2)	(413.0)	(308.1)	(104.9)	-	(45.9)	45.9	(507.2)	(185.0)	(188.6)	(132.9)	(0.7)	-	-	-
Surface	(185.7)	-	(185.7)	(36.1)	(29.8)	-	(6.3)	-	-	(149.6)	(4.5)	(34.9)	(2.8)	(30.3)	(77.1)	-	-
Recycling	(235.9)	(235.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(28.1)	0.1	(28.2)	(7.7)	(5.3)	(2.3)	(0.1)	0.1	(0.1)	(20.5)	(1.6)	(1.8)	(2.0)	(21.0)	0.7	5.2	-
Adjusted EBITDA	315.6	160.3	157.3	136.3	93.0	41.7	1.6	20.0	(20.0)	21.0	(50.3)	54.1	22.5	(12.1)	2.7	4.1	(2.0)
Amortisation and depreciation	(248.1)	(85.6)	(162.5)	(40.5)	(26.9)	(13.4)	(0.1)	(7.1)	7.0	(122.0)	(43.0)	(50.5)	(23.2)	(0.2)	(4.4)	(0.7)	-
Interest income	20.9	3.3	17.6	3.4	0.9	2.4	-	-	0.1	14.2	3.4	2.8	1.9	1.8	2.0	2.3	-
Finance expense	(124.4)	(71.8)	(40.5)	(14.9)	(130.8)	(4.8)	-	(0.6)	121.3	(25.6)	(8.1)	(8.6)	(5.1)	(2.9)	(2.5)	1.6	(12.1)
Share-based payments	(11.7)	(1.4)	(10.3)	-	-	-	-	-	-	(10.3)	-	-	-	-	(0.2)	(10.1)	-
Net other[4]	157.1	(0.5)	157.6	47.8	332.9	8.1	0.1	(0.6)	(292.7)	109.8	(24.4)	(5.4)	(3.0)	(5.1)	(31.7)	179.4	-
Non-underlying items[5]	(223.8)	(1.5)	(222.3)	(0.6)	(0.6)	-	-	-	-	(221.7)	(163.2)	1.1	(12.1)	(1.1)	(0.3)	(46.1)	-
Royalties	(7.7)	-	(7.7)	(10.5)	(10.3)	(0.2)	-	(2.1)	2.1	2.8	1.3	1.7	-	(0.2)	-	-	-
Current taxation	5.3	18.0	(12.7)	(18.9)	(18.8)	-	-	(3.5)	3.4	6.2	(0.4)	(7.8)	0.1	-	(0.2)	14.5	-
Deferred taxation	(80.2)	(139.1)	58.9	(8.3)	3.1	(11.1)	(0.3)	(1.4)	1.4	67.2	54.5	21.8	8.3	-	(10.0)	(7.4)	-
(Loss)/profit for the period	(197.0)	(118.3)	(64.6)	93.8	242.5	22.7	1.3	4.7	(177.4)	(158.4)	(230.2)	9.2	(10.6)	(19.8)	(44.6)	137.6	(14.1)
Attributable to:
Owners of Sibanye-Stillwater	(195.3)	(118.3)	(62.9)	93.7	242.5	22.7	1.2	4.7	(177.4)	(156.6)	(230.2)	9.2	(10.6)	(19.8)	(42.7)	137.5	(14.1)
Non-controlling interests	(1.7)	-	(1.7)	0.1	-	-	0.1	-	-	(1.8)	-	-	-	-	(1.9)	0.1	-
Sustaining capital expenditure	(60.4)	(10.7)	(49.7)	(23.4)	(16.5)	(6.6)	(0.3)	(7.6)	7.6	(26.3)	(10.4)	(10.6)	(4.2)	-	(1.1)	-	-
Ore reserve development	(128.7)	(39.7)	(89.0)	(17.7)	(17.7)	-	-	-	-	(71.3)	(27.6)	(31.0)	(12.7)	-	-	-	-
Growth projects	(97.6)	(64.7)	(32.9)	(1.6)	-	-	(1.6)	-	-	(31.3)	-	(4.8)	(0.1)	-	(22.9)	(3.5)	-
Total capital expenditure	(286.7)	(115.1)	(171.6)	(42.7)	(34.2)	(6.6)	(1.9)	(7.6)	7.6	(128.9)	(38.0)	(46.4)	(17.0)	-	(24.0)	(3.5)	-

1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction

2The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition

3Net other cash costs consist of care and maintenance, strike costs and other costs as detailed in profit or loss

4  Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5  Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

6The average exchange rate for the six months ended 31 December 2018 was R14.18/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       34

Figures in million

	For the year ended 31 Dec 2019 (Reviewed)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Corporate[2]
Revenue	72,925.4	26,864.5	46,222.6	27,578.4	10,499.5	11,187.9	5,590.4	300.6	2,342.6	(2,342.6)	18,644.2	3,303.1	6,808.5	3,798.2	828.4	3,621.0	285.0	(161.7)
Underground	51,528.2	12,343.3	39,346.6	26,616.5	9,901.1	11,125.0	5,590.4	-	2,342.6	(2,342.6)	12,730.1	3,301.4	5,552.4	3,576.9	21.2	-	278.2	(161.7)
Surface	6,876.0	-	6,876.0	961.9	598.4	62.9	-	300.6	-	-	5,914.1	1.7	1,256.1	221.3	807.2	3,621.0	6.8	-
Recycling	14,521.2	14,521.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(56,100.4)	(19,569.4)	(36,531.0)	(18,196.7)	(6,466.9)	(8,439.9)	(3,076.3)	(213.6)	(1,336.3)	1,336.3	(18,334.3)	(4,438.6)	(6,872.9)	(3,669.2)	(617.3)	(2,736.3)	-	-
Underground	(36,520.3)	(5,600.8)	(30,919.5)	(17,207.9)	(5,691.7)	(8,439.9)	(3,076.3)	-	(1,336.3)	1,336.3	(13,711.6)	(4,428.6)	(5,741.1)	(3,525.3)	(16.6)	-	-	-
Surface	(5,611.5)	-	(5,611.5)	(988.8)	(775.2)	-	-	(213.6)	-	-	(4,622.7)	(10.0)	(1,131.8)	(143.9)	(600.7)	(2,736.3)	-	-
Recycling	(13,968.6)	(13,968.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,869.0)	(4.2)	(1,864.8)	(585.5)	(156.1)	(299.9)	(103.4)	(25.3)	(8.0)	7.2	(1,279.3)	(197.6)	(152.7)	(179.8)	(568.6)	(30.7)	(149.9)	-
Adjusted EBITDA	14,956.0	7,290.9	7,826.8	8,796.2	3,876.5	2,448.1	2,410.7	61.7	998.3	(999.1)	(969.4)	(1,333.1)	(217.1)	(50.8)	(357.5)	854.0	135.1	(161.7)
Amortisation and depreciation	(7,214.1)	(2,285.6)	(4,928.5)	(1,919.0)	(914.4)	(500.4)	(494.8)	(4.8)	(218.7)	214.1	(3,009.5)	(920.5)	(1,200.9)	(640.0)	(15.1)	(172.1)	(60.9)	-
Interest income	560.4	145.2	415.2	145.8	44.6	30.9	67.1	1.3	2.2	(0.3)	269.4	60.1	53.0	31.4	39.8	64.5	20.6	-
Finance expense	(3,302.5)	(920.7)	(2,381.8)	(704.2)	(1,407.5)	(282.4)	(146.9)	-	(21.8)	1,154.4	(1,677.6)	(242.8)	(242.9)	(141.1)	(73.7)	(73.0)	(904.1)	-
Share-based payments	(363.3)	(53.4)	(309.9)	-	-	-	-	-	-	-	(309.9)	-	-	-	-	(64.2)	(245.7)	-
Net other[4]	(4,925.8)	8.3	(4,934.1)	(1,513.2)	(11,381.8)	12.9	(0.3)	1.1	(137.2)	9,992.1	(3,420.9)	17.5	31.0	13.4	(113.9)	81.6	(3,450.5)	-
Non-underlying items[5]	(567.0)	(74.6)	(492.4)	258.8	2.4	212.7	44.8	-	(27.5)	26.4	(751.2)	(169.5)	(35.1)	(112.4)	(6.9)	4.3	(431.6)	-
Royalties and carbon tax	(443.9)	-	(443.9)	(358.2)	(296.1)	(54.5)	(7.6)	-	(77.1)	77.1	(85.7)	(16.6)	(34.2)	(30.8)	(4.1)	-	-	-
Current taxation	(1,848.7)	(481.3)	(1,367.4)	(1,303.7)	(780.3)	13.3	(536.0)	-	(135.5)	134.8	(63.7)	(22.7)	(5.5)	(13.3)	-	(69.1)	46.9	-
Deferred taxation	3,581.7	1,436.3	2,145.4	14.1	30.0	-	(0.7)	(16.5)	(5.6)	6.9	2,131.3	74.8	150.4	89.9	-	(129.9)	1,946.1	-
Profit/(loss) for the period	432.8	5,065.1	(4,470.6)	3,416.6	(10,826.6)	1,880.6	1,336.3	42.8	377.1	10,606.4	(7,887.2)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	496.1	(2,944.1)	(161.7)
Attributable to:
Owners of Sibanye-Stillwater	62.1	5,065.1	(4,841.3)	3,355.0	(10,826.6)	1,821.6	1,336.3	39.3	377.1	10,607.3	(8,196.3)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	188.7	(2,945.8)	(161.7)
Non-controlling interests	370.7	-	370.7	61.6	-	59.0	-	3.5	-	(0.9)	309.1	-	-	-	-	307.4	1.7	-
Sustaining capital expenditure	(2,039.3)	(321.7)	(1,717.6)	(1,203.2)	(316.3)	(660.4)	(212.8)	(13.3)	(343.1)	342.7	(514.4)	(163.0)	(238.1)	(70.5)	-	(42.8)	-	-
Ore reserve development	(3,401.9)	(1,036.2)	(2,365.7)	(1,029.2)	(500.6)	(528.6)	-	-	-	-	(1,336.5)	(512.9)	(590.4)	(233.2)	-	-	-	-
Growth projects	(2,264.9)	(2,035.0)	(229.9)	(15.2)	(1.8)	-	-	(13.4)	-	-	(214.7)	-	(108.9)	(2.1)	-	(39.0)	(64.7)	-
Total capital expenditure	(7,706.1)	(3,392.9)	(4,313.2)	(2,247.6)	(818.7)	(1,189.0)	(212.8)	(26.7)	(343.1)	342.7	(2,065.6)	(675.9)	(937.4)	(305.8)	-	(81.8)	(64.7)	-

	For the year ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS															GROUP
US dollars[6]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	5,043.3	1,857.8	3,196.7	1,907.2	726.1	773.7	386.6	20.8	162.0	(162.0)	1,289.5	228.4	470.9	262.7	57.3	250.4	19.8	(11.2)
Underground	3,563.6	853.6	2,721.2	1,840.7	684.7	769.4	386.6	-	162.0	(162.0)	880.5	228.3	384.0	247.4	1.5	-	19.3	(11.2)
Surface	475.5	-	475.5	66.5	41.4	4.3	-	20.8	-	-	409.0	0.1	86.9	15.3	55.8	250.4	0.5	-
Recycling	1,004.2	1,004.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(3,879.7)	(1,353.3)	(2,526.4)	(1,258.4)	(447.2)	(583.7)	(212.7)	(14.8)	(92.4)	92.4	(1,268.0)	(307.0)	(475.3)	(253.8)	(42.6)	(189.3)	-	-
Underground	(2,525.5)	(387.3)	(2,138.2)	(1,190.0)	(393.6)	(583.7)	(212.7)	-	(92.4)	92.4	(948.2)	(306.3)	(397.0)	(243.8)	(1.1)	-	-	-
Surface	(388.2)	-	(388.2)	(68.4)	(53.6)	-	-	(14.8)	-	-	(319.8)	(0.7)	(78.3)	(10.0)	(41.5)	(189.3)	-	-
Recycling	(966.0)	(966.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(129.3)	(0.3)	(129.0)	(40.5)	(10.8)	(20.7)	(7.2)	(1.7)	(0.6)	0.5	(88.5)	(13.6)	(10.6)	(12.4)	(39.4)	(2.0)	(10.5)	-
Adjusted EBITDA	1,034.3	504.2	541.3	608.3	268.1	169.3	166.7	4.3	69.0	(69.1)	(67.0)	(92.2)	(15.0)	(3.5)	(24.7)	59.1	9.3	(11.2)
Amortisation and depreciation	(498.9)	(158.1)	(340.8)	(132.6)	(63.2)	(34.6)	(34.2)	(0.3)	(15.1)	14.8	(208.2)	(63.7)	(83.0)	(44.3)	(1.0)	(11.9)	(4.3)	-
Interest income	38.8	10.0	28.8	10.1	3.1	2.1	4.6	0.1	0.2	-	18.7	4.2	3.7	2.2	2.8	4.5	1.3	-
Finance expense	(228.4)	(63.7)	(164.7)	(48.7)	(97.3)	(19.5)	(10.2)	-	(1.5)	79.8	(116.0)	(16.8)	(16.8)	(9.8)	(5.1)	(5.0)	(62.5)	-
Share-based payments	(25.1)	(3.7)	(21.4)	-	-	-	-	-	-	-	(21.4)	-	-	-	-	(4.4)	(17.0)	-
Net other[4]	(340.5)	0.6	(341.1)	(104.6)	(787.1)	0.9	-	0.1	(9.5)	691.0	(236.5)	1.2	2.1	0.9	(7.9)	5.6	(238.4)	-
Non-underlying items[5]	(39.2)	(5.2)	(34.0)	17.9	0.2	14.7	3.1	-	(1.9)	1.8	(51.9)	(11.7)	(2.4)	(7.8)	(0.5)	0.3	(29.8)	-
Royalties and carbon tax	(30.7)	-	(30.7)	(24.8)	(20.5)	(3.8)	(0.5)	-	(5.3)	5.3	(5.9)	(1.1)	(2.4)	(2.1)	(0.3)	-	-	-
Current taxation	(127.9)	(33.3)	(94.6)	(90.1)	(53.8)	0.9	(37.1)	-	(9.4)	9.3	(4.5)	(1.6)	(0.4)	(0.9)	-	(4.8)	3.2	-
Deferred taxation	247.7	99.3	148.4	1.1	2.1	-	-	(1.1)	(0.4)	0.5	147.3	5.2	10.4	6.2	-	(9.0)	134.5	-
Profit/(loss) for the period	30.1	350.1	(308.8)	236.6	(748.4)	130.0	92.4	3.1	26.1	733.4	(545.4)	(176.5)	(103.8)	(59.1)	(36.7)	34.4	(203.7)	(11.2)
Attributable to:
Owners of Sibanye-Stillwater	4.5	350.1	(334.4)	232.4	(748.4)	125.9	92.4	2.9	26.1	733.5	(566.8)	(176.5)	(103.8)	(59.1)	(36.7)	13.1	(203.8)	(11.2)
Non-controlling interests	25.6	-	25.6	4.2	-	4.1	-	0.2	-	(0.1)	21.4	-	-	-	-	21.3	0.1	-
Sustaining capital expenditure	(141.1)	(22.2)	(118.9)	(83.2)	(21.9)	(45.7)	(14.7)	(0.9)	(23.7)	23.7	(35.7)	(11.3)	(16.5)	(4.9)	-	(3.0)	-	-
Ore reserve development	(235.3)	(71.7)	(163.6)	(71.2)	(34.6)	(36.6)	-	-	-	-	(92.4)	(35.5)	(40.8)	(16.1)	-	-	-	-
Growth projects	(156.5)	(140.7)	(15.8)	(1.0)	(0.1)	-	-	(0.9)	-	-	(14.8)	-	(7.5)	(0.1)	-	(2.7)	(4.5)	-
Total capital expenditure	(532.9)	(234.6)	(298.3)	(155.4)	(56.6)	(82.3)	(14.7)	(1.8)	(23.7)	23.7	(142.9)	(46.8)	(64.8)	(21.1)	-	(5.7)	(4.5)	-
1	The SA PGM operations’ results for the year ended 31 December 2019 include Marikana for the seven months since acquisition (refer to note 8.1)
2

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction

3

Net other cash costs consist of care and maintenance, strike cost and other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 11.1

4

Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

6	The average exchange rate for the year ended 31 December 2019 was R14.46/US$

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       35

Figures in million

	For the year ended 31 Dec 2018 (Audited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS														GROUP
SA rand	Total	Stillwater[2]	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold[1]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	50,656.4	15,872.8	34,810.3	15,153.6	11,372.5	3,584.4	196.7	1,857.5	(1,857.5)	19,656.7	5,111.2	8,131.7	4,601.3	841.8	1,047.5	(76.8)	(26.7)
Underground	38,605.7	8,430.1	30,202.3	14,045.1	10,460.7	3,584.4	-	1,857.5	(1,857.5)	16,157.2	4,782.4	6,937.9	4,467.8	45.9	-	(76.8)	(26.7)
Surface	4,608.0	-	4,608.0	1,108.5	911.8	-	196.7	-	-	3,499.5	328.8	1,193.8	133.5	795.9	1,047.5	-	-
Recycling	7,442.7	7,442.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(41,515.2)	(11,720.9)	(29,794.3)	(12,096.0)	(9,203.9)	(2,739.4)	(152.7)	(1,235.7)	1,235.7	(17,698.3)	(5,709.3)	(6,364.8)	(3,910.8)	(693.4)	(1,020.0)	-	-
Underground	(30,248.7)	(4,524.4)	(25,724.3)	(11,131.4)	(8,392.0)	(2,739.4)	-	(1,235.7)	1,235.7	(14,592.9)	(5,386.7)	(5,352.2)	(3,841.0)	(13.0)	-	-	-
Surface	(4,070.0)	-	(4,070.0)	(964.6)	(811.9)	-	(152.7)	-	-	(3,105.4)	(322.6)	(1,012.6)	(69.8)	(680.4)	(1,020.0)	-	-
Recycling	(7,196.5)	(7,196.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(771.8)	-	(771.8)	(175.8)	(121.1)	(52.7)	(1.2)	(6.7)	5.9	(596.0)	(50.2)	(44.8)	(37.2)	(573.4)	8.7	100.9	-
Adjusted EBITDA	8,369.4	4,151.9	4,244.2	2,881.8	2,047.5	792.3	42.8	615.1	(615.9)	1,362.4	(648.3)	1,722.1	653.3	(425.0)	36.2	24.1	(26.7)
Amortisation and depreciation	(6,613.8)	(2,234.4)	(4,379.4)	(1,074.4)	(697.1)	(370.4)	(3.0)	(191.6)	187.7	(3,305.0)	(1,200.9)	(1,378.8)	(635.3)	(5.7)	(57.9)	(26.4)	-
Interest income	482.1	83.2	398.9	83.5	20.2	60.3	1.3	0.1	1.6	315.4	94.3	72.0	40.0	41.7	26.1	41.3	-
Finance expense	(3,134.7)	(1,797.1)	(1,177.3)	(422.4)	(1,890.6)	(130.5)	-	(13.0)	1,611.7	(754.9)	(234.9)	(245.9)	(143.6)	(78.1)	(33.0)	(19.4)	(160.3)
Share-based payments	(299.4)	(35.7)	(263.7)	-	-	-	-	-	-	(263.7)	(0.2)	-	-	-	(3.2)	(260.3)	-
Net other[4]	3,284.0	68.8	3,215.2	726.3	4,348.0	137.6	0.7	(9.2)	(3,750.8)	2,488.9	(362.8)	(110.3)	(57.8)	(106.2)	(419.1)	3,545.1	-
Non-underlying items[5]	(3,311.9)	(210.7)	(3,101.2)	(29.7)	(30.7)	0.4	-	-	0.6	(3,071.5)	(2,157.6)	27.2	(156.6)	(50.6)	(4.6)	(729.3)	-
Royalties	(212.6)	-	(212.6)	(162.0)	(156.5)	(5.5)	-	(57.6)	57.6	(50.6)	1.4	(29.0)	(18.8)	(4.2)	-	-	-
Current taxation	(95.3)	238.3	(333.6)	(278.5)	(277.4)	-	-	(103.4)	102.3	(55.1)	63.9	(75.3)	5.5	0.8	(3.0)	(47.0)	-
Deferred taxation	(988.5)	(1,795.7)	807.2	(192.6)	(15.5)	(168.9)	(9.2)	(29.9)	30.9	999.8	922.9	313.1	127.8	-	(132.0)	(232.0)	-
(Loss)/profit for the period	(2,520.7)	(1,531.4)	(802.3)	1,532.0	3,347.9	315.3	32.6	210.5	(2,374.3)	(2,334.3)	(3,522.2)	295.1	(185.5)	(627.3)	(590.5)	2,296.1	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,499.6)	(1,531.4)	(781.2)	1,529.3	3,347.9	315.3	29.9	210.5	(2,374.3)	(2,310.5)	(3,522.2)	295.1	(185.5)	(627.3)	(565.8)	2,295.2	(187.0)
Non-controlling interests	(21.1)	-	(21.1)	2.7	-	-	2.7	-	-	(23.8)	-	-	-	-	(24.7)	0.9	-
Sustaining capital expenditure	(1,271.2)	(260.2)	(1,011.0)	(464.4)	(313.5)	(141.4)	(9.5)	(170.9)	170.9	(546.6)	(228.1)	(220.6)	(82.6)	-	(14.5)	(0.8)	-
Ore reserve development	(3,530.4)	(998.9)	(2,531.5)	(477.9)	(477.9)	-	-	-	-	(2,053.6)	(817.1)	(839.6)	(396.9)	-	-	-	-
Growth projects	(2,279.2)	(1,574.0)	(705.2)	(57.7)	(0.6)	-	(57.1)	-	-	(647.5)	(0.4)	(141.8)	(1.7)	-	(303.3)	(200.3)	-
Total capital expenditure	(7,080.8)	(2,833.1)	(4,247.7)	(1,000.0)	(792.0)	(141.4)	(66.6)	(170.9)	170.9	(3,247.7)	(1,045.6)	(1,202.0)	(481.2)	-	(317.8)	(201.1)	-

	For the year ended 31 Dec 2018 (Unaudited)
	GROUP	US PGM OPERATIONS	SA OPERATIONS														GROUP
US dollars[6]	Total	Stillwater[2]	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling[2]	Total SA gold[1]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling[2]	Cor- porate[2]
Revenue	3,826.0	1,198.8	2,629.2	1,144.6	859.0	270.7	14.9	140.3	(140.3)	1,484.6	386.0	614.2	347.5	63.6	79.1	(5.8)	(2.0)
Underground	2,915.8	636.7	2,281.1	1,060.8	790.1	270.7	-	140.3	(140.3)	1,220.3	361.2	524.0	337.4	3.5	-	(5.8)	(2.0)
Surface	348.1	-	348.1	83.8	68.9	-	14.9	-	-	264.3	24.8	90.2	10.1	60.1	79.1	-	-
Recycling	562.1	562.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(3,135.6)	(885.2)	(2,250.4)	(913.5)	(695.1)	(206.9)	(11.5)	(93.3)	93.3	(1,336.9)	(431.3)	(480.7)	(295.4)	(52.4)	(77.1)	-	-
Underground	(2,284.6)	(341.7)	(1,942.9)	(840.7)	(633.8)	(206.9)	-	(93.3)	93.3	(1,102.2)	(406.9)	(404.2)	(290.1)	(1.0)	-	-	-
Surface	(307.5)	-	(307.5)	(72.8)	(61.3)	-	(11.5)	-	-	(234.7)	(24.4)	(76.5)	(5.3)	(51.4)	(77.1)	-	-
Recycling	(543.5)	(543.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(58.4)	-	(58.4)	(13.5)	(9.3)	(4.0)	(0.2)	(0.5)	0.5	(44.9)	(3.7)	(3.4)	(2.8)	(43.3)	0.7	7.6	-
Adjusted EBITDA	632.0	313.6	320.4	217.6	154.6	59.8	3.2	46.5	(46.5)	102.8	(49.0)	130.1	49.3	(32.1)	2.7	1.8	(2.0)
Amortisation and depreciation	(499.5)	(168.8)	(330.7)	(81.2)	(52.7)	(28.0)	(0.2)	(14.5)	14.2	(249.5)	(90.7)	(104.1)	(48.0)	(0.4)	(4.4)	(1.9)	-
Interest income	36.4	6.3	30.1	6.3	1.5	4.6	0.1	-	0.1	23.8	7.1	5.4	3.0	3.1	2.0	3.2	-
Finance expense	(236.8)	(135.7)	(89.0)	(32.0)	(142.8)	(9.9)	-	(1.0)	121.7	(57.0)	(17.7)	(18.6)	(10.8)	(5.9)	(2.5)	(1.5)	(12.1)
Share-based payments	(22.6)	(2.7)	(19.9)	-	-	-	-	-	-	(19.9)	-	-	-	-	(0.2)	(19.7)	-
Net other[4]	248.1	5.2	242.9	54.9	328.4	10.4	0.1	(0.7)	(283.3)	188.0	(27.4)	(8.3)	(4.4)	(8.0)	(31.7)	267.8	-
Non-underlying items[5]	(250.2)	(15.9)	(234.3)	(2.3)	(2.3)	-	-	-	-	(232.0)	(163.0)	2.1	(11.8)	(3.8)	(0.3)	(55.2)	-
Royalties	(16.1)	-	(16.1)	(12.2)	(11.8)	(0.4)	-	(4.4)	4.4	(3.9)	0.1	(2.2)	(1.5)	(0.3)	-	-	-
Current taxation	(7.2)	18.0	(25.2)	(21.1)	(21.0)	-	-	(7.8)	7.7	(4.1)	4.8	(5.7)	0.4	0.1	(0.2)	(3.5)	-
Deferred taxation	(74.7)	(135.6)	60.9	(14.7)	(1.2)	(12.8)	(0.7)	(2.3)	2.3	75.6	69.7	23.6	9.7	-	(10.0)	(17.4)	-
(Loss)/profit for the period	(190.6)	(115.6)	(60.9)	115.3	252.7	23.7	2.5	15.8	(179.4)	(176.2)	(266.1)	22.3	(14.1)	(47.3)	(44.6)	173.6	(14.1)
Attributable to:				-
Owners of Sibanye-Stillwater	(189.0)	(115.6)	(59.3)	115.1	252.7	23.7	2.3	15.8	(179.4)	(174.4)	(266.1)	22.3	(14.1)	(47.3)	(42.7)	173.5	(14.1)
Non-controlling interests	(1.6)	-	(1.6)	0.2	-	-	0.2	-	-	(1.8)	-	-	-	-	(1.9)	0.1	-
Sustaining capital expenditure	(96.1)	(19.7)	(76.4)	(35.1)	(23.7)	(10.7)	(0.7)	(12.9)	12.9	(41.3)	(17.2)	(16.7)	(6.2)	-	(1.1)	(0.1)	-
Ore reserve development	(266.6)	(75.4)	(191.2)	(36.1)	(36.1)	-	-	-	-	(155.1)	(61.7)	(63.4)	(30.0)	-	-	-	-
Growth projects	(172.0)	(118.9)	(53.1)	(4.3)	-	-	(4.3)	-	-	(48.8)	-	(10.7)	(0.1)	-	(22.9)	(15.1)	-
Total capital expenditure	(534.7)	(214.0)	(320.7)	(75.5)	(59.8)	(10.7)	(5.0)	(12.9)	12.9	(245.2)	(78.9)	(90.8)	(36.3)	-	(24.0)	(15.2)	-
1	The SA gold operations’ results for the year ended 31 December 2018 include DRDGOLD for the five months since acquisition
2

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction

3	Net other cash costs consist of care and maintenance, strike costs and other costs as detailed in profit or loss
4

Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

6	The average exchange rate for the year ended 31 December 2018 was R13.24/US$
1
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       36

ALL-IN COSTS – SIX MONTHS

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
	R' million		Total	Stillwater[1]	Total SA PGM	Rustenburg	Marikana[2]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Dec 2019	17,151.9	3,072.2	14,079.7	5,132.7	7,219.7	1,617.5	109.7	649.7	(649.6)
		Jun 2019	6,645.7	2,528.6	4,117.1	1,334.3	1,220.2	1,458.7	103.9	686.6	(686.6)
		Dec 2018	9,137.6	2,757.7	6,379.9	4,807.2	-	1,483.7	89.0	651.8	(651.8)
Royalties		Dec 2019	263.0	-	263.0	212.7	46.7	3.7	-	39.4	(39.5)
		Jun 2019	93.7	-	93.7	83.1	7.3	3.2	-	37.7	(37.6)
		Dec 2018	141.1	-	141.1	138.0	-	3.1	-	28.7	(28.7)
Carbon tax		Dec 2019	0.9	-	0.9	0.3	0.5	0.2	-	-	(0.1)
		Jun 2019	-	-	-	-	-	-	-	-	-
		Dec 2018	-	-	-	-	-	-	-	-	-
Community costs		Dec 2019	64.5	-	64.5	29.1	35.3	0.1	-	-	-
		Jun 2019	28.0	-	28.0	28.0	-	-	-	-	-
		Dec 2018	14.7	-	14.7	14.6	-	0.1	-	-	-
Inventory change		Dec 2019	785.9	145.3	640.6	433.2	207.4	-	-	-	-
		Jun 2019	4,204.1	180.5	4,023.6	3,749.2	274.4	-	-	-	-
		Dec 2018	(270.7)	(270.7)	-	-	-	-	-	-	-
Share-based payments[4]		Dec 2019	30.6	30.6	-	-	-	-	-	-	-
		Jun 2019	22.8	22.8	-	-	-	-	-	-	-
		Dec 2018	19.1	19.1	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[5]		Dec 2019	141.4	9.6	131.8	(1.4)	94.4	38.8	-	1.1	(1.1)
		Jun 2019	31.8	3.3	28.5	(7.5)	(3.0)	39.0	-	(5.4)	5.4
		Dec 2018	41.7	4.8	36.9	(1.4)	-	38.3	-	(9.9)	9.9
Leases		Dec 2019	30.0	1.8	28.2	7.7	20.4	0.1	-	-	-
		Jun 2019	18.5	0.6	17.9	6.0	3.3	8.6	-	-	-
		Dec 2018	-	-	-	-	-	-	-	-	-
Ore reserve development		Dec 2019	1,228.5	450.1	778.4	249.8	528.6	-	-	-	-
		Jun 2019	836.9	586.1	250.8	250.8	-	-	-	-	-
		Dec 2018	810.5	559.3	251.2	251.2	-	-	-	-	-
Sustaining capital expenditure		Dec 2019	1,150.8	255.5	895.3	188.2	565.0	136.3	5.4	177.5	(177.1)
		Jun 2019	374.0	66.2	307.8	128.1	95.4	76.5	7.8	165.6	(165.6)
		Dec 2018	470.4	149.5	320.9	224.7	-	91.5	4.7	105.2	(105.2)
Less: By-product credit		Dec 2019	(2,663.0)	(354.2)	(2,308.8)	(863.4)	(1,158.9)	(292.9)	6.4	(169.0)	169.0
		Jun 2019	(1,630.6)	(265.5)	(1,365.1)	(894.6)	(227.0)	(236.2)	(7.3)	(165.8)	165.8
		Dec 2018	(1,572.5)	(254.3)	(1,318.2)	(982.2)	-	(330.6)	(5.4)	(147.9)	147.9
Total All-in-sustaining costs[6]		Dec 2019	18,184.5	3,610.9	14,573.6	5,388.9	7,559.1	1,503.8	121.5	698.7	(698.4)
		Jun 2019	10,624.9	3,122.6	7,502.3	4,677.4	1,370.6	1,349.8	104.4	718.7	(718.6)
		Dec 2018	8,791.9	2,965.4	5,826.5	4,452.1	-	1,286.1	88.4	627.9	(628.0)
Plus: Corporate cost, growth and capital expenditure		Dec 2019	1,114.1	1,092.7	21.4	1.8	9.3	-	10.3	-	-
		Jun 2019	946.1	942.2	3.9	-	0.7	-	3.2	-	-
		Dec 2018	930.0	906.3	23.7	-	-	-	23.7	-	-
Total All-in-costs[6]		Dec 2019	19,298.6	4,703.6	14,595.0	5,390.7	7,568.4	1,503.8	131.8	698.7	(698.4)
		Jun 2019	11,571.0	4,064.8	7,506.2	4,677.4	1,371.3	1,349.8	107.6	718.7	(718.6)
		Dec 2018	9,721.9	3,871.7	5,850.2	4,452.1	-	1,286.1	112.1	627.9	(628.0)
PGM production	4Eoz - 2Eoz	Dec 2019	1,289,545	309,202	980,343	354,960	426,641	133,227	8,793	56,722	-
		Jun 2019	912,764	284,773	627,991	342,680	80,957	131,781	11,742	60,831	-
		Dec 2018	905,155	298,649	606,506	399,628	-	134,712	9,860	62,306	-
	kg	Dec 2019	40,109	9,617	30,492	11,041	13,270	4,144	274	1,764	-
		Jun 2019	28,390	8,857	19,533	10,659	2,518	4,099	365	1,892	-
		Dec 2018	28,154	9,289	18,864	12,430	-	4,190	307	1,938	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2019	14,750	11,678	15,779	15,182	17,718	11,288	13,818	12,318	-
		Jun 2019	12,472	10,965	13,228	13,649	16,930	10,243	8,891	11,815	-
		Dec 2018	10,431	9,929	10,706	11,141	-	9,547	8,966	10,077	-
	US$/4Eoz - US$/2Eoz	Dec 2019	1,004	795	1,074	1,033	1,206	768	941	839	-
		Jun 2019	878	772	932	961	1,192	721	626	832	-
		Dec 2018	736	701	755	786	-	673	632	711	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2019	15,654	15,212	15,802	15,187	17,740	11,288	14,989	12,318	-
		Jun 2019	13,582	14,274	13,235	13,649	16,939	10,243	9,164	11,815	-
		Dec 2018	11,535	12,964	10,750	11,141	-	9,547	11,369	10,077	-
	US$/4Eoz - US$/2Eoz	Dec 2019	1,066	1,036	1,076	1,034	1,208	768	1,020	839	-
		Jun 2019	956	1,005	932	961	1,193	721	645	832	-
		Dec 2018	813	914	758	786	-	673	802	711	-

Average exchange rates for the six months ended 31 December 2019, 30 June 2019 and 31 December 2018 were R14.69/US$, R14.20/US$ and R14.18/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

2  The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition

3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs

4Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

6All-in costs are calculated in accordance with the World Gold Council guidance

   All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       37

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold[1]	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[2]		Dec 2019	10,122.2	2,574.3	3,744.3	2,022.5	337.1	1,444.0	-
		Jun 2019	8,212.3	1,864.4	3,128.6	1,646.8	280.2	1,292.3	-
		Dec 2018	9,325.7	2,731.9	3,199.2	1,945.0	429.5	1,020.1	-
Royalties		Dec 2019	50.1	14.6	19.9	13.3	2.2	-	0.1
		Jun 2019	23.7	1.9	14.1	5.7	2.0	-	-
		Dec 2018	10.7	10.5	(7.7)	5.2	2.8	-	-
Carbon tax		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
		Jun 2019	-	-	-	-	-	-	-
		Dec 2018	-	-	-	-	-	-	-
Community costs		Dec 2019	27.0	7.9	10.2	7.6	1.3	-	-
		Jun 2019	29.7	9.6	11.5	7.3	1.3	-	-
		Dec 2018	22.1	4.8	2.5	8.8	6.0	-	-
Share-based payments[3]		Dec 2019	45.9	-	-	-	-	45.9	-
		Jun 2019	18.2	-	-	-	-	18.2	-
		Dec 2018	3.2	-	-	-	-	3.2	-
Rehabilitation interest and amortisation[4]		Dec 2019	104.6	13.3	25.7	40.3	16.8	6.2	2.3
		Jun 2019	98.9	12.7	27.3	26.4	14.9	14.6	3.0
		Dec 2018	17.5	(6.9)	(24.2)	14.7	19.9	29.2	2.0
Leases		Dec 2019	32.0	4.9	10.9	7.8	8.4	-	-
		Jun 2019	29.1	3.2	10.0	7.6	8.3	-	-
		Dec 2018	-	-	-	-	-	-	-
Ore reserve development		Dec 2019	1,062.6	431.5	441.6	189.5	-	-	-
		Jun 2019	273.9	81.4	148.8	43.7	-	-	-
		Dec 2018	1,023.3	398.0	441.7	183.6	-	-	-
Sustaining capital expenditure		Dec 2019	437.2	144.5	210.5	49.5	0.0	32.7	0.0
		Jun 2019	77.3	18.5	27.7	21.0	-	10.1	-
		Dec 2018	362.2	144.0	145.2	58.4	-	14.5	0.1
Less: By-product credit		Dec 2019	(13.2)	(3.2)	(2.9)	(2.5)	(1.3)	(3.3)	-
		Jun 2019	(6.5)	(0.9)	(2.1)	(1.2)	(0.5)	(1.8)	-
		Dec 2018	(9.5)	(2.5)	(3.1)	(2.1)	(0.4)	(1.3)	-
Total All-in-sustaining costs[5]		Dec 2019	11,880.4	3,187.9	4,460.3	2,339.8	364.5	1,525.5	2.4
		Jun 2019	8,756.6	1,990.8	3,365.9	1,757.3	306.2	1,333.4	3.0
		Dec 2018	10,755.2	3,279.8	3,753.6	2,213.5	457.8	1,065.7	2.1
Plus: Corporate cost, growth and capital expenditure		Dec 2019	293.8	-	79.9	1.4	-	10.9	201.6
		Jun 2019	219.8	-	29.0	0.7	-	28.1	162.0
		Dec 2018	593.3	0.1	69.1	1.4	-	303.3	219.4
Total All-in-costs[5]		Dec 2019	12,174.2	3,187.9	4,540.2	2,341.2	364.5	1,536.4	204.0
		Jun 2019	8,976.4	1,990.8	3,394.9	1,758.0	306.2	1,361.5	165.0
		Dec 2018	11,348.5	3,279.9	3,822.7	2,214.9	457.8	1,369.0	221.5
Gold sold	kg	Dec 2019	18,668	4,586	6,212	4,189	657	3,024	-
		Jun 2019	10,075	510	4,617	1,789	631	2,528	-
		Dec 2018	17,873	3,783	7,259	4,156	805	1,870	-
	oz	Dec 2019	600,189	147,443	199,720	134,679	21,123	97,224	-
		Jun 2019	323,917	16,396	148,440	57,517	20,287	81,277	-
		Dec 2018	574,629	121,626	233,382	133,618	25,881	60,122	-
All-in-sustaining cost	R/kg	Dec 2019	636,405	695,137	718,014	558,558	554,795	504,464	-
		Jun 2019	869,141	3,903,529	729,023	982,281	485,261	527,453	-
		Dec 2018	596,100	866,984	517,096	532,603	443,106	569,893	-
	US$/oz	Dec 2019	1,347	1,472	1,520	1,183	1,175	1,068	-
		Jun 2019	1,904	8,550	1,597	2,152	1,063	1,155	-
		Dec 2018	1,308	1,902	1,134	1,168	972	1,250	-
All-in-cost	R/kg	Dec 2019	652,143	695,137	730,876	558,892	554,795	508,069	-
		Jun 2019	890,958	3,903,529	735,304	982,672	485,261	538,568	-
		Dec 2018	629,296	867,010	526,615	532,940	443,106	732,086	-
	US$/oz	Dec 2019	1,381	1,472	1,548	1,183	1,175	1,076	-
		Jun 2019	1,952	8,550	1,611	2,152	1,063	1,180	-
		Dec 2018	1,380	1,902	1,155	1,169	972	1,606	-

Average exchange rates for the six months ended 31 December 2019, 30 June 2019 and 31 December 2018 were R14.69/US$, R14.20/US$ and R14.18/US$, respectively

Figures may not add as they are rounded independently

1The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition

2Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs

3Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

4Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

5All-in costs are calculated in accordance with the World Gold Council guidance

   All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       38

SALIENT FEATURES AND COST BENCHMARKS –  YEAR

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
Attributable			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM			Rustenburg[2]		Marikana[3]		Kroondal	Plat Mile	Mimosa
				Underground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Dec 2019	33,035	1,411	31,624	17,129	14,495	6,995	4,384	4,717	2,076	4,060	8,035	1,357
		Dec 2018	27,180	1,339	25,841	12,381	13,460	7,114	5,748	-	-	3,865	7,712	1,402
Plant head grade	g/t	Dec 2019	2.70	14.29	2.18	3.28	0.89	3.48	1.16	3.61	0.91	2.46	0.73	3.58
		Dec 2018	2.65	15.01	2.01	3.25	0.87	3.60	1.19	-	-	2.48	0.63	3.56
Plant recoveries	%	Dec 2019	76.78	91.61	72.44	82.93	26.52	82.82	30.27	85.43	31.65	82.53	10.89	75.26
		Dec 2018	76.34	91.29	70.40	83.60	25.23	85.13	35.22	-	-	82.65	11.19	77.59
Yield	g/t	Dec 2019	2.07	13.09	1.58	2.72	0.23	2.88	0.35	3.08	0.29	2.03	0.08	2.69
		Dec 2018	2.02	13.77	1.42	2.71	0.22	3.06	0.42	-	-	2.05	0.07	2.76
PGM production	4Eoz - 2Eoz	Dec 2019	2,202,306	593,974	1,608,332	1,498,848	109,484	648,146	49,494	468,143	39,455	265,007	20,535	117,552
		Dec 2018	1,768,280	592,608	1,175,672	1,080,421	95,251	700,673	77,673	-	-	255,172	17,578	124,576
PGM sold	4Eoz - 2Eoz	Dec 2019	1,883,515	577,541	1,305,974	1,252,337	53,637	397,704	33,102	472,074		265,007	20,535	117,552
		Dec 2018	1,769,591	593,919	1,175,672	1,080,421	95,251	700,673	77,673	-		255,172	17,578	124,576
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2019	20,090	20,287	19,994	20,151	20,201	19,548	16,122	20,601		20,253	17,583	18,640
		Dec 2018	13,657	13,337	13,838	13,888	13,345	13,774	13,263	-		14,203	13,618	13,525
	US$/4Eoz	Dec 2019	1,389	1,403	1,383	1,394	1,397	1,352	1,115	1,425		1,401	1,216	1,289
		Dec 2018	1,031	1,007	1,045	1,049	1,008	1,040	1,001	-		1,072	1,028	1,021
Operating cost[6]	R/t	Dec 2019	879	4,200	724	1,307	90	1,289	247	1,283		709	27	985
		Dec 2018	625	3,353	474	967	72	1,180	141	-		676	20	882
	US$/t	Dec 2019	61	290	50	90	6	89	17	89		49	2	68
		Dec 2018	47	253	36	73	5	89	11	-		51	2	67
	R/4Eoz - R/2Eoz	Dec 2019	13,354	9,978	14,699	14,924	11,857	13,913	21,914	17,176		10,862	10,402	11,368
		Dec 2018	9,799	7,576	11,019	11,108	10,127	11,977	10,453	-		10,238	8,687	9,919
	US$/4Eoz - US$/2Eoz	Dec 2019	923	690	1,017	1,032	820	962	1,515	1,188		751	719	786
		Dec 2018	740	572	832	839	765	904	789	-		773	656	749
Adjusted EBITDA margin[7]	%	Dec 2019		55	32			37		22		43	21	43
		Dec 2018		46	19			18		-		22	22	33
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Dec 2019	13,854	11,337	14,857			14,429		17,735		10,771	11,006	12,058
		Dec 2018	9,904	8,994	10,417			10,642		-		9,849	8,676	9,069
	US$/4Eoz - US$/2Eoz	Dec 2019	958	784	1,027			998		1,226		745	761	834
		Dec 2018	748	677	787			804		-		744	655	685
All-in cost[8]	R/4Eoz - R/2Eoz	Dec 2019	14,843	14,763	14,875			14,432		17,756		10,771	11,658	12,058
		Dec 2018	10,897	11,651	10,472			10,643		-		9,849	11,924	9,069
	US$/4Eoz - US$/2Eoz	Dec 2019	1,026	1,021	1,029			998		1,228		745	806	834
		Dec 2018	823	880	791			804		-		744	900	685
Capital expenditure[4]
Ore reserve development	Rm	Dec 2019	2,065.4	1,036.2	1,029.2			500.6		528.6		-	-	-
		Dec 2018	1,476.8	998.9	477.9			477.9		-		-	-	-
Sustaining capital		Dec 2019	1,524.9	321.7	1,203.2			316.3		660.4		212.8	13.3	343.1
		Dec 2018	724.6	260.2	464.4			313.5		-		141.4	9.5	170.9
Corporate and projects		Dec 2019	2,050.2	2,035.0	15.2			1.8		-		-	13.4	-
		Dec 2018	1,631.7	1,574.0	57.7			0.6		-		-	57.1	-
Total capital expenditure	Rm	Dec 2019	5,640.5	3,392.9	2,247.6			818.7		1,189.0		212.8	26.7	343.1
		Dec 2018	3,833.1	2,833.1	1,000.0			792.0		-		141.4	66.6	170.9
	US$m	Dec 2019	390.0	234.6	155.4			56.6		82.3		14.7	1.8	23.7
		Dec 2018	289.5	214.0	75.5			59.8		-		10.7	5.0	12.9

Average exchange rates for the year ended 31 December 2019 and 31 December 2018 were R14.46/US and R13.24/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown

2     Subsequent to the acquisition of the Marikana operations, the Group aligned the Rustenburg operations’ accounting policy for inventory to that of the Marikana operations, whereby  inventory is accounted for on a relative value basis

3     The Marikana PGM operations’ results for the year ended 31 December 2019 are for seven months since acquisition

4The Group and total SA  PGM operations’ unit cost benchmarks exclude the  financial results of Mimosa,  which is equity accounted and excluded from revenue and cost of sales

5The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

6Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

7Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce  (and kilogram)and All-in cost per  ounce  (and kilogram)are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period

Mining - Prill split excluding Recycling operations											Recycling Operation
	GROUP		SA OPERATIONS				US OPERATIONS					US OPERATIONS
Year ended	Dec 2019		Dec 2019		Dec 2018		Dec 2019		Dec 2018			Unit	Dec 2019	Dec 2018
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	Average catalyst fed/day	Tonne	26.9	22.0
Platinum	1,081,655	49%	948,180	59%	685,020	58%	133,475	22%	133,898	23%	Total processed	Tonne	9,829	8,036
Palladium	949,490	43%	488,991	30%	364,410	31%	460,499	78%	458,710	77%	Tolled	Tonne	1,919	1,139
Rhodium	141,118	6%	141,118	9%	95,633	8%					Purchased	Tonne	7,909	6,896
Gold	30,043	1%	30,043	2%	30,609	3%					PGM fed	Troy oz	853,130	686,592
PGM production	2,202,306	100%	1,608,332	100%	1,175,672	100%	593,974	100%	592,608	100%	PGM sold	Troy oz	750,087	540,546
Ruthenium	225,881		225,881		156,504						PGM tolled returned	Troy oz	126,758	144,172
Iridium	55,592		55,592		35,846
Total	2,483,779		1,889,805		1,368,021		593,974		592,608

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       39

SA gold operations

			SA OPERATIONS
			Total SA gold operations[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2019	41,498	4,084	37,414	898	8	1,489	5,868	1,622	867	75	4,253	26,418
		Dec 2018	27,199	5,811	21,388	1,634	1,509	1,821	5,287	2,282	670	74	4,018	9,904
Yield	g/t	Dec 2019	0.70	4.85	0.25	5.74	0.38	5.96	0.34	3.54	0.43	0.43	0.30	0.21
		Dec 2018	1.35	5.21	0.30	5.48	0.41	7.11	0.44	3.63	0.37	1.08	0.33	0.19
Gold produced	kg	Dec 2019	29,009	19,801	9,208	5,152	3	8,872	1,991	5,745	373	32	1,259	5,582
		Dec 2018	36,600	30,263	6,337	8,952	621	12,940	2,313	8,291	245	80	1,314	1,844
	oz	Dec 2019	932,659	636,616	296,043	165,640	96	285,241	64,012	184,706	11,992	1,029	40,478	179,465
		Dec 2018	1,176,716	972,976	203,740	287,813	19,966	416,030	74,365	266,561	7,877	2,572	42,246	59,286
Gold sold	kg	Dec 2019	28,743	19,534	9,209	5,093	3	8,800	2,029	5,608	370	33	1,255	5,552
		Dec 2018	36,489	30,256	6,233	8,952	621	12,933	2,231	8,291	245	80	1,266	1,870
	oz	Dec 2019	924,108	628,032	296,076	163,744	96	282,926	65,234	180,301	11,896	1,061	40,349	178,501
		Dec 2018	1,173,147	972,751	200,396	287,813	19,966	415,805	71,728	266,561	7,877	2,572	40,703	60,122
Price and costs
Gold price received	R/kg	Dec 2019	648,662			648,175		628,728		635,430		643,168		652,197
		Dec 2018	535,929			533,918		536,250		539,046		550,223		560,160
	US$/oz	Dec 2019	1,395			1,394		1,352		1,367		1,383		1,403
		Dec 2018	1,259			1,254		1,259		1,266		1,292		1,316
Operating cost[2]	R/t	Dec 2019	446	3,396	124	4,974	1,250	3,882	193	2,223	166	221	143	104
		Dec 2018	648	2,512	156	3,297	214	2,943	192	1,683	104	176	172	104
	US$/t	Dec 2019	31	235	9	344	86	268	13	154	11	15	10	7
		Dec 2018	49	190	12	249	16	222	14	127	8	13	13	8
	R/kg	Dec 2019	637,681	700,379	502,856	867,003	3,333,333	651,465	568,458	627,502	385,791	518,750	483,558	490,111
		Dec 2018	490,209	482,410	527,452	601,731	519,485	414,095	437,769	463,273	284,898	162,500	524,590	557,050
	US$/oz	Dec 2019	1,372	1,507	1,082	1,865	7,170	1,401	1,223	1,350	830	1,116	1,040	1,054
		Dec 2018	1,151	1,133	1,239	1,413	1,220	972	1,028	1,088	669	382	1,232	1,308
Adjusted EBITDA margin[3]	%	Dec 2019	(5)			(40)		(3)		(1)		(43)		24
		Dec 2018	7			(13)		21		14		(50)		3
All-in sustaining cost[4]	R/kg	Dec 2019	717,966			1,016,228		722,698		685,346		520,497		514,932
		Dec 2018	557,530			707,375		489,587		521,884		476,003		569,893
	US$/oz	Dec 2019	1,544			2,186		1,555		1,474		1,120		1,108
		Dec 2018	1,309			1,661		1,150		1,226		1,118		1,338
All-in cost[4]	R/kg	Dec 2019	735,842			1,016,228		732,755		685,698		520,497		521,956
		Dec 2018	583,409			707,417		498,938		522,083		476,003		732,086
	US$/oz	Dec 2019	1,583			2,186		1,576		1,475		1,120		1,123
		Dec 2018	1,370			1,661		1,172		1,226		1,118		1,719
Capital expenditure
Ore reserve development	Rm	Dec 2019	1,336.5			512.9		590.4		233.2		-		-
		Dec 2018	2,053.6			817.1		839.6		396.9		-		-
Sustaining capital		Dec 2019	514.4			163.0		238.1		70.5		-		42.8
		Dec 2018	545.8			228.1		220.6		82.6		-		14.5
Corporate and projects[5]		Dec 2019	214.7			-		108.9		2.1		-		39.0
		Dec 2018	648.4			0.4		141.8		1.7		-		303.3
Total capital expenditure	Rm	Dec 2019	2,065.6			675.9		937.4		305.8		-		81.8
		Dec 2018	3,247.7			1,045.6		1,202.0		481.2		-		317.8
	US$m	Dec 2019	142.9			46.8		64.8		21.1		-		5.7
		Dec 2018	245.2			78.9		90.8		36.3		-		24.0

Average exchange rates for the year ended 31 December 2019 and 31 December 2018 were R14.46/US and R13.24/US$, respectively

Figures may not add as they are rounded independently

1	The SA gold operations’ results for the year ended 31 December 2018 include DRDGOLD for the five months since acquisition
2

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

3	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period

5

Corporate project expenditure for the years ended 31 December 2019 and 31 December 2018 was R64.7  million (US$4.5 million) and R201.2 million (US$15.2 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       40

ALL-IN COSTS – YEAR

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
	R' million		Total	Stillwater	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation		Dec 2019	23,797.4	5,600.8	18,196.6	6,466.9	8,439.9	3,076.3	213.6	1,336.3	(1,336.4)
		Dec 2018	16,620.4	4,524.4	12,096.0	9,203.9	-	2,739.4	152.7	1,235.7	(1,235.7)
Royalties		Dec 2019	357.3	-	357.3	295.8	54.0	7.5	-	77.1	(77.1)
		Dec 2018	162.0	-	162.0	156.5	-	5.5	-	57.6	(57.6)
Carbon tax		Dec 2019	0.9	-	0.9	0.3	0.5	0.2	-	-	(0.1)
		Dec 2018	-	-	-	-	-	-	-	-	-
Community costs		Dec 2019	92.5	-	92.5	57.1	35.3	0.1	-	-	-
		Dec 2018	23.3	-	23.3	23.1	-	0.3	-	-	(0.1)
Inventory change		Dec 2019	4,990.0	325.8	4,664.2	4,182.4	481.8	-	-	-	-
		Dec 2018	(34.7)	(34.7)	-
Share-based payments		Dec 2019	53.4	53.4	-	-	-	-	-	-	-
		Dec 2018	35.7	35.7	-
Rehabilitation interest and amortisation		Dec 2019	173.4	12.9	160.5	(8.9)	91.4	78.0	-	(4.3)	4.3
		Dec 2018	92.4	9.3	83.1	6.0	-	77.1	-	(7.9)	7.9
Leases		Dec 2019	48.5	2.4	46.1	13.8	23.7	8.6	-	-	-
		Dec 2018	-	-	-	-	-	-	-	-	-
Ore reserve development		Dec 2019	2,065.4	1,036.2	1,029.2	500.6	528.6	-	-	-	-
		Dec 2018	1,476.8	998.9	477.9	477.9	-	-	-	-	-
Sustaining capital expenditure		Dec 2019	1,524.9	321.7	1,203.2	316.3	660.4	212.8	13.3	343.1	(342.7)
		Dec 2018	724.6	260.2	464.4	313.5	-	141.4	9.5	170.9	(170.9)
Less: By-product credit		Dec 2019	(4,221.3)	(619.6)	(3,601.7)	(1,758.1)	(1,313.5)	(529.2)	(0.9)	(334.8)	334.8
		Dec 2018	(2,821.2)	(463.6)	(2,357.6)	(1,897.5)	-	(450.4)	(9.7)	(326.5)	326.5
Total All-in-sustaining costs		Dec 2019	28,882.4	6,733.6	22,148.8	10,066.2	9,002.1	2,854.3	226.0	1,417.4	(1,417.2)
		Dec 2018	16,279.3	5,330.2	10,949.1	8,283.4	-	2,513.3	152.5	1,129.8	(1,129.9)
Plus: Corporate cost, growth and capital expenditure		Dec 2019	2,060.9	2,035.0	25.9	1.8	10.7	-	13.4	-	-
		Dec 2018	1,631.7	1,574.0	57.7	0.6	-	-	57.1	-	-
Total All-in-costs		Dec 2019	30,943.3	8,768.6	22,174.7	10,068.0	9,012.8	2,854.3	239.4	1,417.4	(1,417.2)
		Dec 2018	17,911.0	6,904.2	11,006.8	8,284.0	-	2,513.3	209.6	1,129.8	(1,129.9)
PGM production	4Eoz - 2Eoz	Dec 2019	2,202,306	593,974	1,608,332	697,640	507,598	265,007	20,535	117,552	-
		Dec 2018	1,768,280	592,608	1,175,672	778,346	-	255,172	17,578	124,576	-
	kg	Dec 2019	68,500	18,475	50,025	21,699	15,788	8,243	639	3,656	-
		Dec 2018	55,000	18,432	36,568	24,209	-	7,937	547	3,875	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2019	13,854	11,337	14,857	14,429	17,735	10,771	11,006	12,058	-
		Dec 2018	9,904	8,994	10,417	10,642	-	9,849	8,676	9,069	-
	US$/4Eoz - US$/2Eoz	Dec 2019	958	784	1,027	998	1,226	745	761	834	-
		Dec 2018	748	677	787	804	-	744	655	685	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2019	14,843	14,763	14,875	14,432	17,756	10,771	11,658	12,058	-
		Dec 2018	10,897	11,651	10,472	10,643	-	9,849	11,924	9,069	-
	US$/4Eoz - US$/2Eoz	Dec 2019	1,026	1,021	1,029	998	1,228	745	806	834	-
		Dec 2018	823	880	791	804	-	744	900	685	-

All-in cost

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining. The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining. This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric. All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. Non-IFRS measures such as All-in sustaining costs and All-in costs are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance.

This pro forma financial information has been reported on by Ernst & Young Inc. in terms of ISAE 3420 and their unmodified report is available for inspection at the Company’s registered office.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       41

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation		Dec 2019	18,334.4	4,438.6	6,872.9	3,669.3	617.3	2,736.3	-
		Dec 2018	17,698.4	5,709.3	6,364.8	3,910.8	693.4	1,020.1	-
Royalties		Dec 2019	73.7	16.5	34.0	19.0	4.1	-	0.1
		Dec 2018	93.5	25.6	40.7	23.0	4.2	-	-
Carbon tax		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
		Dec 2018	-	-	-	-	-	-	-
Community costs		Dec 2019	56.6	17.6	21.7	14.8	2.5	-	-
		Dec 2018	46.8	14.6	10.4	15.8	6.0	-	-
Share-based payments		Dec 2019	64.2	-	-	-	-	64.2	-
		Dec 2018	3.4	0.2	-	-	-	3.2	-
Rehabilitation interest and amortisation		Dec 2019	203.4	26.0	53.0	66.7	31.7	20.7	5.3
		Dec 2018	22.0	(17.1)	(45.8)	30.0	39.0	29.2	3.9
Leases		Dec 2019	61.1	8.1	20.9	15.4	16.7	-	-
		Dec 2018	-	-	-	-	-	-	-
Ore reserve development		Dec 2019	1,336.5	512.9	590.4	233.2	-	-	-
		Dec 2018	2,053.5	817.1	839.6	396.9	-	-	(0.1)
Sustaining capital expenditure		Dec 2019	514.4	163.0	238.1	70.5	-	42.8	-
		Dec 2018	545.8	228.1	220.6	82.6	-	14.5	0.0
Less: By-product credit		Dec 2019	(19.8)	(4.1)	(5.0)	(3.7)	(1.9)	(5.1)	-
		Dec 2018	(119.7)	(6.1)	(6.2)	(4.3)	(101.9)	(1.3)	0.1
Total All-in-sustaining costs		Dec 2019	20,636.5	5,178.7	7,826.1	4,097.0	670.4	2,858.9	5.4
		Dec 2018	20,343.7	6,771.7	7,424.1	4,454.8	640.7	1,065.7	3.9
Plus: Corporate cost, growth and capital expenditure		Dec 2019	513.8	-	108.9	2.1	-	39.0	363.8
		Dec 2018	944.3	0.4	141.8	1.7	-	303.3	497.1
Total All-in-costs		Dec 2019	21,150.3	5,178.7	7,935.0	4,099.1	670.4	2,897.9	369.2
		Dec 2018	21,288.0	6,772.1	7,565.9	4,456.5	640.7	1,369.0	501.0
Gold sold	kg	Dec 2019	28,743	5,096	10,829	5,978	1,288	5,552	-
		Dec 2018	36,489	9,573	15,164	8,536	1,346	1,870	-
	oz	Dec 2019	924,108	163,840	348,160	192,197	41,410	178,501	-
		Dec 2018	1,173,147	307,778.7	487,533.2	274,438.4	43,274.8	60,121.8	-
All-in-sustaining cost	R/kg	Dec 2019	717,966	1,016,228	722,698	685,346	520,497	514,932	-
		Dec 2018	557,530	707,375	489,587	521,884	476,003	569,893	-
	US$/oz	Dec 2019	1,544	2,186	1,555	1,474	1,120	1,108	-
		Dec 2018	1,309	1,661	1,150	1,226	1,118	1,338	-
All-in-cost	R/kg	Dec 2019	735,842	1,016,228	732,755	685,698	520,497	521,956	-
		Dec 2018	583,409	707,417	498,938	522,083	476,003	732,086	-
	US$/oz	Dec 2019	1,583	2,186	1,576	1,475	1,120	1,123	-
		Dec 2018	1,370	1,661	1,172	1,226	1,118	1,719	-
22.
23.
24.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       42

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa
Attributable				Underground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Dec 2019	9,000	391	8,609	4,776	3,833	1,696	1,127	1,711	849	1,011	1,857	358
		Sep 2019	9,936	345	9,591	5,402	4,189	1,848	1,161	2,227	925	1,032	2,103	295
Plant head grade	g/t	Dec 2019	2.76	14.05	2.25	3.36	0.87	3.59	1.03	3.62	0.94	2.44	0.75	3.57
		Sep 2019	2.71	14.54	2.28	3.34	0.92	3.47	1.24	3.60	0.90	2.46	0.75	3.59
Plant recoveries	%	Dec 2019	77.98	91.64	74.11	83.09	31.14	83.63	29.40	84.08	41.31	82.75	10.38	75.74
		Sep 2019	76.93	91.10	73.77	83.04	29.79	81.04	29.01	85.91	24.50	82.91	8.22	75.37
Yield	g/t	Dec 2019	2.16	12.88	1.67	2.79	0.27	3.00	0.30	3.04	0.39	2.02	0.08	2.70
		Sep 2019	2.08	13.25	1.68	2.77	0.27	2.81	0.36	3.09	0.22	2.04	0.06	2.71
PGM production	4Eoz - 2Eoz	Dec 2019	623,568	161,849	461,719	428,160	33,559	163,717	10,973	167,692	17,939	65,627	4,647	31,124
		Sep 2019	665,976	147,353	518,623	481,715	36,908	166,882	13,387	221,635	19,375	67,600	4,146	25,598
PGM sold	4Eoz - 2Eoz	Dec 2019	562,487	166,218	396,269	378,356	17,913	155,359	13,266	126,246		65,627	4,647	31,124
		Sep 2019	684,771	140,201	544,570	529,538	15,032	156,974	10,886	279,366		67,600	4,146	25,598
Price and costs[2]
Average PGM basket price[3]	R/4Eoz - R/2Eoz	Dec 2019	23,598	23,684	23,558	23,799	22,720	23,725	18,382	23,262		25,005	20,379	21,950
		Sep 2019	20,314	20,362	20,316	20,405	17,314	20,337	17,016	20,287		21,053	18,098	19,326
	US$/4Eoz - US$/2Eoz	Dec 2019	1,603	1,609	1,600	1,617	1,543	1,612	1,249	1,580		1,699	1,384	1,491
		Sep 2019	1,385	1,388	1,385	1,391	1,180	1,386	1,160	1,383		1,435	1,234	1,317
Operating cost[4]	R/t	Dec 2019	963	4,363	802	1,439	68	1,366	185	1,283		749	28	929
		Sep 2019	937	4,381	809	1,395	94	1,321	290	1,250		721	27	1,075
	US$/t	Dec 2019	65	296	55	98	5	93	13	87		51	2	63
		Sep 2019	64	299	55	95	6	90	20	85		49	2	73
	R/4Eoz - R/2Eoz	Dec 2019	14,054	10,541	15,375	16,017	7,780	14,151	18,974	17,699		11,538	11,384	10,690
		Sep 2019	14,101	10,258	15,249	15,619	10,675	14,632	25,188	16,342		11,003	13,700	12,384
	US$/4Eoz - US$/2Eoz	Dec 2019	955	716	1,044	1,088	529	961	1,289	1,202		784	773	726
		Sep 2019	961	699	1,039	1,065	728	997	1,717	1,114		750	934	844
All-in sustaining cost[5]	R/4Eoz - R/2Eoz	Dec 2019	14,336	11,747	15,309			14,499		17,409		11,713	12,610	11,538
		Sep 2019	15,134	11,603	16,190			15,844		17,955		10,877	15,195	13,267
	US$/4Eoz - US$/2Eoz	Dec 2019	974	798	1,040			985		1,183		796	857	784
		Sep 2019	1,032	791	1,104			1,080		1,224		741	1,036	904
All-in cost[5]	R/4Eoz - R/2Eoz	Dec 2019	15,321	15,228	15,355			14,509		17,457		11,713	14,633	11,538
		Sep 2019	15,963	15,195	16,192			15,844		17,957		10,877	15,412	13,267
	US$/4Eoz - US$/2Eoz	Dec 2019	1,041	1,035	1,043			986		1,186		796	994	784
		Sep 2019	1,088	1,036	1,104			1,080		1,224		741	1,051	904
Capital expenditure[2]
Ore reserve development	Rm	Dec 2019	551.1	215.0	336.1			113.9		222.2		-	-	-
		Sep 2019	677.4	235.1	442.3			135.9		306.4		-	-	-
Sustaining capital		Dec 2019	613.4	139.5	473.9			96.3		295.1		79.3	2.9	104.7
		Sep 2019	537.4	116.0	421.4			91.9		269.9		57.0	2.6	72.9
Corporate and projects		Dec 2019	573.7	563.4	10.3			1.8		(0.9)		-	9.4	-
		Sep 2019	531.6	530.5	1.1			-		0.2		-	0.9	-
Total capital expenditure	Rm	Dec 2019	1,738.2	917.9	820.3			212.0		516.4		79.3	12.3	104.7
		Sep 2019	1,746.3	881.6	864.7			227.8		576.5		57.0	3.4	72.9
	US$m	Dec 2019	118.1	62.4	55.7			14.4		35.1		5.4	0.8	7.1
		Sep 2019	119.0	60.1	58.9			15.5		39.3		3.9	0.2	5.0

Average exchange rates for the quarters ended 31 December 2019 an 30 September 2019 were R14.72/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown above

2The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales

3The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

4Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

5All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period

Mining - Prill split excluding recycling operation											Recycling operation
	GROUP		SA OPERATIONS				US OPERATIONS					US OPERATIONS
	Dec 2019		Dec 2019		Sep 2019		Dec 2019		Sep 2019			Unit	Dec 2019	Sep 2019
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	Average catalyst fed/day	Tonne	29.8	25.3
Platinum	309,659	50%	273,444	59%	307,777	59%	36,215	22%	33,166	23%	Total processed	Tonne	2,742	2,327
Palladium	264,790	42%	139,156	30%	155,872	30%	125,634	78%	114,187	77%	Tolled	Tonne	409	354
Rhodium	40,659	7%	40,659	9%	46,079	9%					Purchased	Tonne	2,333	1,973
Gold	8,460	1%	8,460	2%	8,895	2%					PGM fed	3Eoz	229,540	202,141
PGM production	623,568	100%	461,719	100%	518,623	100%	161,849	100%	147,353	100%	PGM sold	3Eoz	215,588	178,685
Ruthenium	65,202		65,202		74,264						PGM tolled returned	3Eoz	29,136	49,317
Iridium	16,405		16,405		18,731
Total	705,175		543,326		611,618		161,849		147,353

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       43

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2019	10,748	1,393	9,355	356	-	500	1,330	528	66	9	1,131	6,828
		Sep 2019	10,907	1,446	9,461	376	-	485	1,286	558	72	27	948	7,155
Yield	g/t	Dec 2019	0.87	5.01	0.25	6.71	-	5.19	0.35	3.78	0.38	0.44	0.30	0.23
		Sep 2019	0.82	4.65	0.23	5.51	-	5.33	0.29	3.69	0.57	0.44	0.32	0.21
Gold produced	kg	Dec 2019	9,349	6,984	2,365	2,390	-	2,593	460	1,997	25	4	336	1,544
		Sep 2019	8,937	6,730	2,207	2,072	-	2,587	373	2,059	41	12	300	1,493
	oz	Dec 2019	300,578	224,541	76,037	76,840	-	83,367	14,789	64,205	804	129	10,803	49,641
		Sep 2019	287,330	216,374	70,956	66,616	-	83,174	11,992	66,198	1,318	386	9,645	48,001
Gold sold	kg	Dec 2019	10,158	7,728	2,430	2,730	-	2,810	505	2,182	29	6	382	1,514
		Sep 2019	8,510	6,295	2,215	1,856	-	2,485	412	1,943	35	11	258	1,510
	oz	Dec 2019	326,586	248,460	78,126	87,771	-	90,343	16,236	70,153	932	193	12,282	48,676
		Sep 2019	273,604	202,390	71,214	59,672	-	79,895	13,246	62,469	1,125	354	8,295	48,548
Price and costs
Gold price received	R/kg	Dec 2019	669,797			657,985		657,044		652,103		690,206		698,943
		Sep 2019	684,172			651,940		663,583		660,971		683,643		697,483
	US$/oz	Dec 2019	1,415			1,390		1,388		1,378		1,458		1,477
		Sep 2019	1,451			1,382		1,407		1,401		1,449		1,479
Operating cost[1]	R/t	Dec 2019	447	2,630	122	3,322	-	3,050	193	1,805	98	233	150	104
		Sep 2019	463	2,686	123	3,499	-	3,221	216	1,793	131	200	165	101
	US$/t	Dec 2019	30	179	8	226	-	207	13	123	7	16	10	7
		Sep 2019	32	183	8	239	-	220	15	122	9	14	11	7
	R/kg	Dec 2019	513,809	524,470	482,326	494,895	-	588,160	559,130	477,216	260,000	525,000	504,762	458,549
		Sep 2019	564,709	577,043	527,096	634,990	-	603,788	746,113	485,867	229,268	450,000	522,333	483,255
	US$/oz	Dec 2019	1,086	1,108	1,019	1,046	-	1,243	1,181	1,008	549	1,109	1,067	969
		Sep 2019	1,197	1,223	1,118	1,346	-	1,280	1,582	1,030	486	954	1,107	1,025
All-in sustaining cost[2]	R/kg	Dec 2019	621,943			639,121		710,950		563,908		547,423		499,075
		Sep 2019	653,666			777,532		726,096		552,679		565,056		509,868
	US$/oz	Dec 2019	1,314			1,350		1,502		1,192		1,157		1,055
		Sep 2019	1,386			1,649		1,539		1,172		1,198		1,081
All-in cost[2]	R/kg	Dec 2019	636,100			639,121		723,801		564,315		547,423		498,877
		Sep 2019	671,293			777,532		738,971		552,932		565,056		517,285
	US$/oz	Dec 2019	1,344			1,350		1,529		1,192		1,157		1,054
		Sep 2019	1,423			1,649		1,567		1,172		1,198		1,097
Capital expenditure
Ore reserve development	Rm	Dec 2019	502.4			214.7		190.5		97.2		-		-
		Sep 2019	560.3			216.8		251.1		92.4		-		-
Sustaining capital		Dec 2019	294.1			79.2		154.7		33.0		-		27.2
		Sep 2019	143.1			65.3		55.8		16.5		-		5.5
Corporate and projects[3]		Dec 2019	63.8			-		42.6		0.9		-		(0.3)
		Sep 2019	75.7			-		37.3		0.5		-		11.2
Total capital expenditure	Rm	Dec 2019	860.2			293.9		387.8		131.1		-		26.9
		Sep 2019	779.0			282.0		344.1		109.5		-		16.7
	US$m	Dec 2019	58.4			20.0		26.3		8.9		-		1.8
		Sep 2019	53.1			19.2		23.5		7.5		-		1.1

Average exchange rates for the quarters ended 31 December 2019 an 30 September 2019 were R14.72/US$ and R14.67/US$, respectively

Figures may not add as they are rounded independently

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

2

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period

3

Corporate project expenditure for the quarters ended 31 December 2019 and 30 September 2019 was R20.5 million (US$1.4 million) and R26.7 million (US$1.8 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       44

ALL-IN COSTS – QUARTER

SA and US PGM operations

			GROUP	US OPERATIONS	SA OPERATIONS
	R' million		Total	Stillwater	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation		Dec 2019	7,280.3	1,769.7	5,510.6	2,664.0	1,977.9	815.9	52.9	332.7	(332.8)
		Sep 2019	9,871.5	1,302.5	8,569.0	2,468.7	5,241.8	801.7	56.8	317.0	(317.0)
Royalties		Dec 2019	150.2	-	150.2	137.7	10.7	1.9	-	24.5	(24.6)
		Sep 2019	112.8	-	112.8	75.0	36.0	1.7	-	14.9	(14.8)
Carbon tax		Dec 2019	1.0	-	1.0	0.3	0.5	0.2	-	-	-
		Sep 2019	-	-	-	-	-	-	-	-	-
Community costs		Dec 2019	49.9	-	49.9	14.5	35.3	0.1	-	-	-
		Sep 2019	14.6	-	14.6	14.6	-	-	-	-	-
Inventory change		Dec 2019	1,446.3	(63.7)	1,510.0	71.8	1,438.2	-	-	-	-
		Sep 2019	(660.4)	209.0	(869.4)	361.4	(1,230.8)	-	-	-	-
Share-based payments		Dec 2019	17.3	17.3	-	-	-	-	-	-	-
		Sep 2019	13.3	13.3	-	-	-	-	-	-	-
Rehabilitation interest and amortisation		Dec 2019	84.6	7.7	76.9	(0.9)	58.3	19.5	-	0.3	(0.3)
		Sep 2019	56.9	1.9	55.0	(0.5)	36.1	19.4	-	0.8	(0.8)
Leases		Dec 2019	16.4	0.3	16.1	4.1	9.8	2.2	-	-	-
		Sep 2019	13.8	1.6	12.2	3.7	10.6	(2.1)	-	-	-
Ore reserve development		Dec 2019	551.1	215.0	336.1	113.9	222.2	-	-	-	-
		Sep 2019	677.4	235.1	442.3	135.9	306.4	-	-	-	-
Sustaining capital expenditure		Dec 2019	613.4	139.5	473.9	96.3	295.1	79.3	2.9	104.7	(104.4)
		Sep 2019	537.3	116.0	421.3	91.9	269.9	57.0	2.6	72.9	(73.0)
Less: By-product credit		Dec 2019	(1,717.3)	(184.5)	(1,532.8)	(568.9)	(816.3)	(150.4)	2.8	(103.1)	103.1
		Sep 2019	(945.6)	(169.7)	(775.9)	(294.5)	(342.6)	(142.4)	3.6	(66.0)	66.0
Total All-in-sustaining costs		Dec 2019	8,493.2	1,901.3	6,591.9	2,532.8	3,231.7	768.7	58.6	359.1	(359.0)
		Sep 2019	9,691.6	1,709.7	7,981.9	2,856.2	4,327.4	735.3	63.0	339.6	(339.6)
Plus: Corporate cost, growth and capital expenditure		Dec 2019	583.5	563.4	20.1	1.8	8.9	-	9.4	-	-
		Sep 2019	530.6	529.3	1.3	-	0.4	-	0.9	-	-
Total All-in-costs		Dec 2019	9,076.7	2,464.7	6,612.0	2,534.6	3,240.6	768.7	68.0	359.1	(359.0)
		Sep 2019	10,222.2	2,239.0	7,983.2	2,856.2	4,327.8	735.3	63.9	339.6	(339.6)
PGM production	4Eoz - 2Eoz	Dec 2019	623,568	161,849	461,719	174,690	185,631	65,627	4,647	31,124	-
		Sep 2019	665,976	147,353	518,623	180,269	241,010	67,600	4,146	25,598	-
	kg	Dec 2019	19,395	5,034	14,361	5,434	5,774	2,041	145	968	-
		Sep 2019	20,714	4,583	16,131	5,607	7,496	2,103	129	796	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2019	14,336	11,747	15,309	14,499	17,409	11,713	12,610	11,538	-
		Sep 2019	15,134	11,603	16,190	15,844	17,955	10,877	15,195	13,267	-
	US$/4Eoz - US$/2Eoz	Dec 2019	974	798	1,040	985	1,183	796	857	784	-
		Sep 2019	1,032	791	1,104	1,080	1,224	741	1,036	904	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2019	15,321	15,228	15,355	14,509	17,457	11,713	14,633	11,538	-
		Sep 2019	15,963	15,195	16,192	15,844	17,957	10,877	15,412	13,267	-
	US$/4Eoz - US$/2Eoz	Dec 2019	1,041	1,035	1,043	986	1,186	796	994	784	-
		Sep 2019	1,088	1,036	1,104	1,080	1,224	741	1,051	904	-

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       45

SA gold operations

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation		Dec 2019	5,407.4	1,433.5	1,980.6	1,072.8	198.1	722.4	-
		Sep 2019	4,714.8	1,140.7	1,763.8	949.7	139.0	721.6	-
Royalties		Dec 2019	28.5	9.0	10.9	7.2	1.3	-	0.1
		Sep 2019	21.6	5.6	9.0	6.1	0.9	-	-
Carbon tax		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
		Sep 2019	-	-	-	-	-	-	-
Community costs		Dec 2019	12.6	3.7	4.9	3.3	0.6	-	0.1
		Sep 2019	14.4	4.2	5.3	4.3	0.6	-	-
Share-based payments		Dec 2019	4.8	-	-	-	-	4.8	-
		Sep 2019	41.1	-	-	-	-	41.1	-
Rehabilitation interest and amortisation		Dec 2019	47.8	5.1	11.6	18.7	8.5	2.8	1.1
		Sep 2019	56.8	8.3	14.1	21.7	8.3	3.4	1.0
Leases		Dec 2019	14.4	1.3	4.8	4.0	4.2	-	0.1
		Sep 2019	17.6	3.6	6.0	3.8	4.2	-	-
Ore reserve development		Dec 2019	502.3	214.7	190.5	97.2	-	-	(0.1)
		Sep 2019	560.3	216.8	251.1	92.4	-	-	-
Sustaining capital expenditure		Dec 2019	294.1	79.2	154.7	33.0	0.0	27.2	0.0
		Sep 2019	143.1	65.3	55.8	16.5	-	5.5	-
Less: By-product credit		Dec 2019	(6.2)	(1.8)	(1.3)	(1.2)	(0.3)	(1.6)	-
		Sep 2019	(7.0)	(1.4)	(1.6)	(1.3)	(1.0)	(1.7)	-
Total All-in-sustaining costs		Dec 2019	6,317.7	1,744.8	2,356.8	1,246.8	212.4	755.6	1.3
		Sep 2019	5,562.7	1,443.1	2,103.5	1,093.2	152.0	769.9	1.0
Plus: Corporate cost, growth and capital expenditure		Dec 2019	143.8	-	42.6	0.9	-	(0.3)	100.6
		Sep 2019	150.0	-	37.3	0.5	-	11.2	101.0
Total All-in-costs		Dec 2019	6,461.5	1,744.8	2,399.4	1,247.7	212.4	755.3	101.9
		Sep 2019	5,712.7	1,443.1	2,140.8	1,093.7	152.0	781.1	102.0
Gold sold	kg	Dec 2019	10,158	2,730	3,315	2,211	388	1,514	-
		Sep 2019	8,510	1,856	2,897	1,978	269	1,510	-
	oz	Dec 2019	326,587	87,771	106,580	71,085	12,475	48,676	-
		Sep 2019	273,602	59,672	93,141	63,594	8,649	48,548	-
All-in-sustaining cost	R/kg	Dec 2019	621,943	639,121	710,950	563,908	547,423	499,075	-
		Sep 2019	653,666	777,532	726,096	552,679	565,056	509,868	-
	US$/oz	Dec 2019	1,314	1,350	1,502	1,192	1,157	1,055	-
		Sep 2019	1,386	1,649	1,539	1,172	1,198	1,081	-
All-in-cost	R/kg	Dec 2019	636,100	639,121	723,801	564,315	547,423	498,877	-
		Sep 2019	671,293	777,532	738,971	552,932	565,056	517,285	-
	US$/oz	Dec 2019	1,344	1,350	1,529	1,192	1,157	1,054	-
		Sep 2019	1,423	1,649	1,567	1,172	1,198	1,097	-

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       46

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Dec 2019 quarter		Sep 2019 quarter		Year ended 31 Dec 2019
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,615	1,019	2,316	1,151	10,063	3,975
Secondary development	(m)	2,085	532	2,330	761	9,126	2,995

PGM operations		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019
	Reef			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			347	1,150	3,189	946			444	2,160	3,148	1,218			1,491	6,235	11,531	4,169
Advanced on reef	(m)			347	494	1,203	452			444	813	1,096	647			1,491	2,351	3,947	2,136
Height	(cm)			216	282	289	285			211	288	282	281			216	288	287	281
Average value	(g/t)			2.6	2.4	2.3	3.1			2.6	2.4	2.3	3.0			2.4	2.4	2.3	3.1
	(cm.g/t)			566	671	655	873			548	684	645	846			514	689	661	856
		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019[1]
	Reef	K3	Row-land	Saffy	E3	4B	Hossy, E1 & W1	K3	Row-land	Saffy	E3	4B	Hossy, E1 & W1	K3	Row-land	Saffy	E3	4B	Hossy, E1 & W1
Marikana	Unit
Primary development	(m)	9,405	6,668	4,309	1,005	1,562		9,806	6,875	5,992	801	1,550	120	22,268	16,116	12,307	2,017	3,562	124
Primary development - on reef	(m)	6,874	5,372	2,865	592	1,003		7,463	5,476	4,042	393	918	120	16,715	12,898	8,337	1,070	2,225	124
Height	(cm)	217	217	199	235	221		217	218	221	237	217	230	217	217	213	236	218	229
Average value	(g/t)	2.8	2.7	2.6	2.7	2.5		2.8	2.5	2.7	2.7	2.5	2.4	2.8	2.7	2.6	2.7	2.5	2.4
	(cm.g/t)	607	586	507	631	544		603	552	590	627	550	545	606	575	558	627	543	549
		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019
	Reef		Kopa-neng	Simu-nye	Bamba-nani	Kwezi	K6		Kopa-neng	Simu-nye	Bamba-nani	Kwezi	K6		Kopa-neng	Simu-nye	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		685	316	685	792	497		838	437	798	825	523		2,712	1,543	2,593	3,076	2,181
Advanced on reef	(m)		435	267	616	520	422		635	358	692	640	495		2,092	1,321	2,176	2,206	2,072
Height	(cm)		240	220	209	219	233		245	223	218	239	238		241	220	214	234	238
Average value	(g/t)		1.6	2.2	2.6	1.8	1.6		1.7	1.5	2.3	2.1	2.3		1.7	2.0	2.3	1.9	2.2
	(cm.g/t)		383	474	547	384	379		427	323	489	495	554		416	429	497	451	523

SA gold operations		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019
	Reef			Black Reef	Carbon leader	Main	VCR			Black Reef	Carbon leader	Main	VCR			Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)				1,165	256	890				1,095	212	900				2,357	598	2,116
Advanced on reef	(m)				278	113	91				242	93	105				525	272	206
Channel width	(cm)				62	45	36				59	44	51				60	44	43
Average value	(g/t)				13.7	11.9	54.0				14.5	12.7	22.2				14.3	12.8	40.9
	(cm.g/t)				846	538	1,946				853	563	1,120				862	566	1,769
		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019
	Reef		Cobble	Kloof	Main	Liba-non	VCR		Cobble	Kloof	Main	Liba-non	VCR		Cobble	Kloof	Main	Liba-non	VCR
Kloof	Unit
Advanced	(m)			1,215	621	81	1,478		64	1,230	614	13	1,257		64	3,769	1,944	94	3,552
Advanced on reef	(m)			283	62	75	216			355	146	13	181			1,309	445	88	608
Channel width	(cm)			150	59	173	126			165	70	183	151			158	93	174	126
Average value	(g/t)			8.0	16.0	4.6	2.8			9.6	15.5	3.0	0.2			8.4	13.6	4.4	3.5
	(cm.g/t)			1,205	942	799	348			1,576	1,082	548	30			1,338	1,254	763	440
		Dec 2019 quarter						Sep 2019 quarter						Year ended 31 Dec 2019
	Reef					Beatrix	Kalkoen-krans					Beatrix	Kalkoen-krans					Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)					3,734	264					3,505	166					9,489	449
Advanced on reef	(m)					1,082	105					1,098	90					3,308	203
Channel width	(cm)					174	86					161	69					152	78
Average value	(g/t)					9.3	15.4					7.7	14.4					8.7	14.9
	(cm.g/t)					1,619	1,325					1,245	997					1,324	1,165

1	The Marikana development results for the year ended 31 December 2019 are for 7 months since acquisition

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2019       47

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED, trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SSW

Issuer code: SSW

ISIN: ZAE 000259701

LISTINGS

JSE: SSW

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Bridgeview House, Ground Floor,

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Thabo Vincent Maphai[1],2 (Chairman)

Sello Moloko[1],3 (Chairman)(resigned)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

Harry Kenyon-Slaney[1],4 (appointed)

Wang Bin[5,6] (appointed)

Lu Jiongjie[5,6] (appointed)

[1] Independent non-executive

[2] Appointed 1 June 2019

[3]  Resigned 30 September 2019

[4] Appointed 16 January 2019

[5] Non-independent non-executive

[6] Appointed 1 January 2020

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc.

102 Rivonia Road

Sandton

2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater)(Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785) and the Form F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019 (/SEC File No. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operates in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).